As filed with the Securities and Exchange Commission on May 4, 2005
Registration No. 333-120615

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Unica Corporation

(Exact name of registrant as specified in its charter)

Delaware	7372	04-3174345
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Reservoir Place North

170 Tracer Lane
Waltham, Massachusetts 02451-1379
(781) 839-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yuchun Lee

Chief Executive Officer
Unica Corporation
Reservoir Place North
170 Tracer Lane
Waltham, Massachusetts 02451-1379
(781) 839-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tarr, Esq. Mark L. Johnson, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	John J. Egan III, P.C. John B. Steele, Esq. Goodwin Procter LLP Exchange Place, 53 State Street Boston, Massachusetts 02109 (617) 570-1000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 4, 2005

Unica Corporation

4,800,000 Shares

Common Stock
________________________________________________________________________________
This is the initial public offering of Unica Corporation. We are offering 3,750,000 shares of our common stock. Selling stockholders are offering an additional 1,050,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. We anticipate that the initial public offering price will be between $9.50 and $11.50 per share. We have applied to have our common stock quoted on the NASDAQ National Market under the symbol “UNCA.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Unica	$	$
Proceeds, before expenses, to the selling stockholders	$	$

We have granted the underwriters the right to purchase up to 720,000 additional shares of common stock to cover over-allotments.

Deutsche Bank Securities

Wachovia Securities

CIBC World Markets

Needham & Company, LLC

The date of this prospectus is                     , 2005.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” beginning on page 6 and the financial statements and related notes, before making an investment decision.

Our Business

      Unica Corporation is a global provider of enterprise marketing management, or EMM, software designed to help businesses increase their revenues and improve the efficiency and measurability of their marketing operations. Businesses can use our industry-leading software to manage the complexities and processes of marketing and facilitate the operation of a customer-centric business. Our comprehensive set of integrated software modules is offered under the Affinium name and collectively addresses the principal functions of EMM: marketing and customer analytics, demand generation and marketing resource management. Our software products use an open, scalable and flexible product architecture with built-in data access functionality, which facilitates rapid implementation and deployment.

      We focus exclusively on the needs of businesses’ marketing organizations. Our worldwide installed base consists of approximately 300 companies in a wide range of industries, including financial services, publishing, retail, telecommunications, and travel and hospitality. Our customers include ABN AMRO, Capital One, Choice Hotels, Comcast, Lands’ End, Nordstrom, Reader’s Digest, Scotiabank and Vodafone. We offer our software primarily through our direct sales force, as well as through alliances with marketing service providers and systems integrators. We have sales offices across the United States, including at our headquarters in Waltham, Massachusetts, as well as in the United Kingdom, France and Singapore.

Our Market Opportunity

      According to a Gartner report published in December 2004, Global 1000 enterprises spend more than $1 trillion annually on marketing. Despite the significant amounts spent on media advertising, promotions, direct marketing activities, Internet advertising and other marketing services, most businesses have not automated their marketing functions. Other business functions, such as sales, manufacturing, logistics and finance, have implemented comprehensive enterprise software applications to automate workflow, business processes and information management. Marketing organizations, however, typically continue to rely on manual processes, internally developed software programs, and desktop office productivity software such as graphics packages, word processing and spreadsheets to conduct marketing activities. Powerful trends — increases in marketing complexity, growth in consumer power, and proliferation of consumer data — are compelling businesses to reorient their marketing and other business processes around customer attributes, preferences and behaviors.

      EMM software can help a business manage the complexities and processes of marketing and facilitate the operation of a customer-centric business, all while driving revenue growth and cost efficiencies. Based on these potential benefits, including the substantial, measurable return on investment offered by EMM software, a sizable market opportunity has developed for software providers that can offer a comprehensive EMM solution. According to a report published by International Data Corporation in March 2005, worldwide license and maintenance revenue from packaged marketing automation software (which we believe, together with analytics software, comprise the EMM software market) is forecasted to increase from $1.6 billion in 2004 to $2.0 billion in 2009.

Our Solution

      Our software offerings provide marketing organizations with a comprehensive set of integrated software modules that address the principal functions of EMM:

•	Marketing and customer analytics use historical and predictive analytical methods to analyze large volumes of consumer data in order to enable marketers to understand customer preferences, attributes and behaviors and, in turn, to target marketing programs more precisely, evaluate marketing results and improve marketing strategies.

•	Demand generation creates demand for products and services and generates revenue by helping businesses acquire customers and then maintain and expand customer relationships, all through targeted, timely and consistent communications across different channels.

•	Marketing resource management supports the complex demands of marketing organizations with a collaborative planning, management and workflow platform in order to enable businesses to define, coordinate, monitor and measure marketing programs for maximum return on investment.

      By providing this functionality, our Affinium offerings can help businesses increase their revenues and improve the efficiency and measurability of their marketing operations. The following key attributes differentiate our Affinium offerings:

      Exclusive focus on marketing organizations and EMM. Our management, product development, sales, marketing and service teams focus exclusively on understanding the needs of marketers and providing marketing organizations with EMM solutions. We believe this focus provides a competitive advantage, as we have developed significant marketing domain expertise and have designed solutions specifically tailored for marketing organizations.

      Comprehensive solution for the marketing organization. Our comprehensive set of integrated software modules provides broad functionality — including marketing and customer analytics, demand generation, and marketing resource management — to address the key marketing operations that drive a customer-centric business.

      Rapid implementation and leveraging of existing data sources. Our open, scalable and flexible product architecture and built-in data access functionality allow our Affinium offerings to be implemented and deployed quickly, enhancing a customer’s return on investment. By leveraging our Universal Dynamic Interconnect technology, our products work with a customer’s multiple, pre-existing data sources and scale from small business-to-business scenarios to implementations with hundreds of millions of customer records.

      Integrated analytics. Our Affinium offerings incorporate advanced analytics that facilitate customer segmentation, one-to-one communication optimization and predictive modeling. Our integrated offerings place extensive historical and predictive customer analytics capabilities in the hands of marketing professionals, rather than statisticians.

Our Products and Services

      Our EMM software offerings are collectively referred to as Affinium and consist of four core modules: Campaign, Model, Plan and Leads. The modular design of our Affinium offerings provides our customers with flexibility to deploy all of our offerings at once or to implement our software products individually or incrementally.

      Affinium Campaign allows marketing organizations to easily create, test and execute customer interaction strategies across outbound and inbound touch points using a common graphical user interface. We offer several optional modules to extend Affinium Campaign’s capabilities: eMessage, Interact, Optimize and Collaborate.

      Affinium Model enables marketing organizations to automate the creation of accurate predictive models to determine customer response propensities, recognize customers at risk of attrition, identify significant customer behaviors, analyze customer attributes and preferences, discover cross-selling opportunities, and forecast customer value.

      Affinium Plan provides marketing operations and resource management capabilities that help marketers define, coordinate, monitor and measure marketing program activities. Affinium Plan provides visibility into all marketing initiatives, thereby enabling businesses to improve their decision-making, management and overall productivity for those initiatives. We currently offer two Affinium Plan modules: Project Management and Digital Asset Management.

      Affinium Leads enables marketers to better manage the qualification, enrichment, distribution and maturation of leads from the sales and marketing organizations, resulting in improved closure rates and increased revenue.

      In addition, we provide a full range of services to our customers, including implementation, training, consulting, maintenance and technical support, and customer success programs.

Our Strategy

      Our objective is to be the leading global provider of EMM software. To achieve this goal, we are pursuing the following strategies:

•	maintain product leadership in the marketing domain;

•	expand customer relationships;

•	leverage strategic alliances;

•	increase recurring revenue; and

•	selectively pursue strategic acquisitions.

Our Corporate Information

      We were incorporated in Massachusetts in December 1992 and reincorporated in Delaware in June 2003. Our principal executive offices are located at Reservoir Place North, 170 Tracer Lane, Waltham, Massachusetts 02451-1379, and our telephone number is (781) 839-8000. Our website address is www.unica.com. The information on our website is not a part of this prospectus.

      Affinium, Affinium Campaign, Affinium Campaign Collaborate, Affinium Campaign eMessage, Affinium Campaign Interact, Affinium Campaign Optimize, Affinium Leads, Affinium Model, Affinium Plan, Affinium Plan Digital Asset Management, Affinium Plan Project Management, Marketic, Unica and Universal Dynamic Interconnect are our trademarks. Unica is our registered trademark in the United States, and Affinium is our registered trademark in the European Union. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by Unica	3,750,000 shares

Common stock offered by selling stockholders	1,050,000 shares

Common stock to be outstanding after this offering	18,499,758 shares

Over-allotment option	720,000 shares

Use of proceeds	We intend to use the net proceeds of this offering (a) for general corporate purposes, including working capital and capital expenditures and (b) to pay, in accordance with our charter, $1.0 million to holders of our Series B preferred stock. We may use a portion of the net proceeds to acquire or invest in businesses, technologies and products complementary to our operations. We will not receive any of the proceeds from the sale of common stock by the selling stockholders in this offering. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq National Market symbol	UNCA

      The number of shares of our common stock that will be outstanding immediately after this offering is based on the number of shares outstanding as of March 31, 2005 and also includes 606,079 shares expected to be issued upon exercises of options prior to the completion of this offering. The number of outstanding shares excludes:

•	1,589,049 shares issuable upon the exercise of options outstanding as of March 31, 2005, at a weighted average exercise price of $3.41 per share; and

•	2,616,412 shares expected to be available for future issuance under our stock incentive plans upon completion of this offering, based upon shares available as of March 31, 2005.

      Except where we state otherwise, the information we present in this prospectus reflects:

•	the expected exercise of options to purchase an aggregate of 606,079 shares of common stock prior to the completion of this offering for an aggregate exercise price of $1.3 million;

•	a 2-for-3 reverse split of our common stock effected on March 18, 2005;

•	the conversion of our outstanding preferred stock into 4,082,967 shares of common stock upon completion of this offering;

•	amendments to our charter and by-laws to be effective upon completion of this offering; and

•	no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial Data

(in thousands, except per share data)

     The following tables summarize our consolidated financial data. You should read these data together with the financial statements and related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

     Pro forma amounts in the following table reflect the conversion of our outstanding preferred stock into 4,082,967 shares of common stock upon completion of this offering and, in accordance with Staff Accounting Bulletin 1:B.3, the deemed issuance of 818,887 shares of common stock in this offering, the proceeds of which are assumed to be used to fund (a) in accordance with our charter, a $1.0 million payment to be made to holders of our Series B preferred stock upon completion of this offering and (b) payment of $7.6 million of a one-time $11.1 million cash dividend described under “Dividend Policy.” The $7.6 million represents the amount by which the $11.1 million dividend exceeds our net income in fiscal 2004.

				Six Months Ended
	Year Ended September 30,			March 31,

	2002	2003	2004	2004	2005

Consolidated Income Statement Data:
Revenue:
License	$11,669	$17,203	$24,019	$10,540	$13,942
Maintenance and services	8,979	14,105	24,696	10,912	16,003
Total revenue	20,648	31,308	48,715	21,452	29,945
Cost of revenue:
License	407	300	687	271	413
Maintenance and services	2,567	4,646	8,075	3,724	4,989
Total cost of revenue	2,974	4,946	8,762	3,995	5,402
Gross profit	17,674	26,362	39,953	17,457	24,543
Income from operations	321	2,533	4,010	1,800	2,383
Net income	331	2,478	3,464	1,524	1,734
Net income (loss) per common share:
Basic	$(0.08)	$0.11	$0.18	$0.08	$0.09
Diluted	$(0.08)	$0.10	$0.16	$0.07	$0.08
Weighted average common shares outstanding:
Basic	8,965	9,111	9,420	9,343	9,734
Diluted	8,965	10,243	10,829	10,339	11,373
Pro forma net income per common share:
Basic			$0.24		$0.12
Diluted			$0.22		$0.11
Pro forma weighted average common shares outstanding:
Basic			14,322		14,636
Diluted			15,731		16,275

     As adjusted information in the following table reflects (a) the conversion of our outstanding preferred stock into common stock upon the completion of this offering, (b) our payment of the one-time $11.1 million cash dividend described under “Dividend Policy,” which will be paid following the completion of the offering to our stockholders of record as of the business day immediately following the date of this prospectus, (c) the expected exercise of options to purchase an aggregate of 606,079 shares of common stock prior to the completion of this offering, and (d) our sale of 3,750,000 shares of common stock in this offering at an assumed initial public offering price of $10.50 per share (the mid-point of the initial public offering price range), after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from those shares.

	As of
	March 31, 2005

	Actual	As Adjusted

Consolidated Balance Sheet Data:
Cash and cash equivalents	$27,530	$51,252
Working capital	13,556	37,278
Total assets	48,498	72,220
Total deferred revenue	24,212	24,212
Indebtedness	—	—
Redeemable preferred stock	15,869	—
Total stockholders’ equity	507	40,098

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and all the other information contained in this prospectus before you decide whether to purchase our common stock. The market price of our common stock could decline due to any of these risks and uncertainties, and you may lose part or all of your investment.

Risks Relating to Our Business and Industry

If the market for enterprise marketing management software does not develop as we anticipate, our revenue may decline or fail to grow and we may incur operating losses.

      We derive, and expect to continue to derive, all of our revenue from providing enterprise marketing management, or EMM, software and services. The market for EMM software is relatively new and still evolving, and it is uncertain whether these products will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of businesses to implement EMM software.

      Some businesses may be reluctant or unwilling to implement EMM software for a number of reasons, including failure to perceive the need for improved marketing processes and lack of knowledge about the potential benefits that EMM software may provide. Even if businesses recognize the need for improved marketing processes, they may not select EMM software such as ours because they previously have made investments in internally developed solutions or marketing or infrastructure software. Some businesses may elect to improve their marketing processes through software obtained from their existing enterprise software providers, whose products are designed principally to address one or more functional areas other than marketing. These enterprise products may appeal to customers that wish to limit the number of software vendors on which they rely and the number of different types of software used to run their businesses.

      If businesses do not perceive the benefits of EMM software, the EMM market may not continue to develop or may develop more slowly than we expect, either of which would significantly adversely affect our revenue and profitability. Because the market for EMM software is developing and the manner of its development is difficult to predict, we may make errors in predicting and reacting to relevant business trends, which could harm our operating results.

Our quarterly revenue and other operating results can be difficult to predict and can fluctuate substantially, which may result in volatility in the price of our common stock.

      Our quarterly revenue and other operating results have varied in the past and are likely to continue to vary significantly from quarter to quarter. This variability may lead to volatility in our stock price as equity research analysts and investors respond to these quarterly fluctuations. These fluctuations are due to numerous factors, including:

•	the timing and size of our licensing transactions;

•	the mix of perpetual licenses and term arrangements;

•	lengthy and unpredictable sales cycles;

•	the timing of development, introduction and market acceptance of new products or product enhancements by us or our competitors;

•	the timing of acquisitions of businesses and products by us or our competitors;

•	product and price competition;

•	the mix of higher-margin license revenue and lower-margin service revenue;

•	changes in our operating expenses;

•	software defects or other product quality problems;

•	our ability to hire, train and retain sufficient sales, service and other personnel;

•	fluctuations in currency exchange rates; and

•	fluctuations in economic and financial market conditions.

      Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Moreover, our operating results may not meet our announced guidance or expectations of equity research analysts or investors, in which case the price of our common stock could decrease significantly.

      In addition, our expense levels are based, in significant part, on our expectations as to future revenue and are largely fixed in the short term. As a result, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. Furthermore, we intend to increase our operating expenses as we expand our product development, sales and marketing, and administrative organizations. The timing of these increases and the rate at which new personnel become productive will affect our operating results, and, in particular, we may incur operating losses in the event of an unexpected delay in the rate at which development or sales personnel become productive. Any such revenue shortfall, and the resulting decrease in operating income or increase in operating loss, could lead to volatility in the price of our common stock.

As the result of payments to be made to our preferred stockholders, our income applicable to common stockholders will be decreased by approximately $4.1 million in the period in which this offering is completed.

      We will pay a one-time cash dividend of approximately $11.1 million to our stockholders of record as of one business day after the date of this prospectus. We estimate that approximately $3.1 million of this amount will be paid to our preferred stockholders. In addition, we will pay, immediately after the completion of this offering, an aggregate of $1.0 million to our Series B preferred stockholders in accordance with our charter. The total of $4.1 million to be paid to our preferred stockholders will reduce income attributable to common stockholders and the related income per share amounts in the period in which this offering is completed. This expense is likely to lead to a loss attributable to common stockholders for the quarter in which this offering is completed and may lead to such a loss for the fiscal year ending September 30, 2005. As a result, the market price of our common stock may decline and you may lose part or all of your investment in our shares of common stock.

The long sales cycles for our software products may cause our quarterly revenue to fluctuate significantly, which may result in volatility in the price of our common stock.

      Our software products have lengthy sales cycles, which typically extend from six to twelve months and may take more than two years. A customer’s decision to license our products often involves a significant commitment of its resources and a lengthy product evaluation and qualification process. The length of our sales cycle varies depending on the approval processes of the customer, the product being licensed, the nature and size of the project, the customer’s budget, and the involvement of third-party product or service providers. We may incur substantial sales and marketing expense and expend significant management efforts during this time, regardless of whether we make a sale. As a result of the lengthy sales cycles for our products, it is difficult for us to predict the quarter in which a particular sale may occur. Accordingly, our revenue and other operating results may vary significantly from quarter to quarter, which in turn could create volatility in the price of our common stock.

The delay or cancellation of one or more large transactions may adversely affect our quarterly revenue.

      Large license transactions from time to time account for a substantial amount of our license revenue in a fiscal quarter. In fiscal 2004, for example, transactions with one customer accounted for more than 10% of our revenue in the three months ended March 31, 2004, transactions with two other customers each accounted for more than 10% of our revenue in the three months ended June 30, 2004, and transactions with one other customer accounted for more than 10% of our revenue in the three months ended September 30, 2004. If a potential customer does not enter into a large transaction that we anticipate in a certain quarter, or if we are unable to recognize license revenue from that transaction in the quarter, our revenue may decline or fail to grow at the rate expected and we may incur operating losses in that quarter. Moreover, a significant portion of each quarter’s license revenue historically has come from transactions agreed upon in the final month of the quarter. Therefore, even a short delay in the consummation of an agreement may cause our revenue to fall below our announced guidance or expectations of equity research analysts or investors for a quarter.

A substantial majority of our license revenue is derived from our Affinium Campaign software, and a decline in sales of licenses of this software could materially adversely affect our operating results.

      Sales of licenses of our Affinium Campaign software accounted for 85% of our total license revenue in fiscal 2003, 73% of our total license revenue in fiscal 2004 and 73% of our total license revenue in the six months ended March 31, 2005. We expect to derive a substantial majority of our license revenue for the foreseeable future from current and future versions of our Affinium Campaign software, and our operating results will depend significantly upon the level of demand for this software. Demand for our Affinium Campaign software may decline due to a number of factors, including increased market penetration by products of our competitors or slower growth in the EMM market than we anticipate. If demand for our Affinium Campaign software decreases significantly, our operating results will be adversely affected and we may incur operating losses.

If we fail to develop new software products or enhance existing products, we will not be able to achieve our anticipated level of growth.

      The EMM market is characterized by:

•	rapid technological developments;

•	evolving industry standards;

•	changes in customer requirements and marketing processes; and

•	frequent new product introductions and enhancements.

      We must introduce new software products and enhance existing products in order to meet our business plan, keep pace with technological developments, satisfy increasing customer requirements, increase awareness of EMM software generally and of our company and products in particular, and maintain our competitive position. Any new products we develop may not be introduced in a timely manner and may not achieve market acceptance sufficient to generate significant revenue. Furthermore, we expect other companies to develop and market new products that will compete with, and reduce the demand for, our products. We cannot assure you that we will be successful in developing, marketing and licensing new products or product updates and upgrades that meet changing industry standards and customer demands, or that we will not experience difficulties that could delay or prevent the successful development, marketing and licensing of these products. If we are unable to develop new products successfully, to enhance our existing products, or to position or price our products to meet market demand, we may not be able to achieve our anticipated level of growth and our revenue and other operating results would be adversely affected.

      In addition, because our software products are intended to operate on a variety of hardware and software platforms, we must continue to modify and enhance our products to keep pace with changes in these platforms. Any inability of our products to operate effectively with existing or future hardware and software platforms could reduce the demand for our products, result in customer dissatisfaction and limit our revenue.

Competition from EMM, enterprise application and infrastructure software, as well as from internally developed solutions, could adversely affect our ability to sell our software products and related services and could result in pressure to price our products in a manner that reduces our margins.

      The market for EMM software, which has emerged only in recent years, is intensely competitive, evolving and fragmented. Our software products compete with software developed internally by businesses as well as software offered by commercial competitors. Our principal commercial competition consists of:

•	vendors of software products addressing a range or portion of the EMM market;

•	vendors of customer relationship management and other enterprise application software; and

•	providers of infrastructure software.

      We expect additional competition from other established and emerging companies as the EMM market continues to develop and expand. We also expect competition to increase as a result of software industry consolidation, including through a merger or partnership of two or more of our competitors, and the entrance of new competitors in the EMM market. Many of our current and potential competitors have larger installed bases of users, longer operating histories and greater name recognition than we have. In addition, many of these companies have significantly greater financial, technical, marketing, service and other resources than we have. As a result, these companies may be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can.

      Competition could seriously impede our ability to sell additional software products and related services on terms favorable to us. Businesses may continue to enhance their internally developed solutions, rather than investing in commercial software such as ours. Our current and potential commercial competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive. In addition, if these competitors develop products with similar or superior functionality to our products, we may need to decrease the prices for our products in order to remain competitive. If we are unable to maintain our current product, services and maintenance pricing due to competitive pressures, our margins will be reduced and our operating results will be negatively affected. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures will not materially adversely affect our business, financial condition and operating results.

If we do not maintain and strengthen our alliance relationships, our ability to generate revenue and manage expenses could be adversely affected.

      We believe that our ability to increase revenue from our software products and manage our expenses depends in part upon our maintaining and strengthening our existing alliance relationships and our developing new alliance relationships, particularly in additional countries outside the United States. We rely on established, nonexclusive relationships with a variety of marketing service providers, or MSPs, and systems integrators for marketing, licensing, implementing and supporting our products. Although many aspects of our alliance relationships are contractual in nature, important aspects of these relationships depend on the continued cooperation between the parties. Divergence in strategy, change in focus, competitive product offerings, potential contract defaults, and changes in ownership or management of an MSP or systems integrator may interfere with our ability to market, license, implement or support our products with that party, which in turn could harm our business. Some of our competitors may have stronger relationships with our MSPs and systems integrators than we do, and we have limited control, if any, as to whether MSPs and systems integrators implement our products rather than our competitors’ products or whether they devote resources to market and support our competitors’ products rather than our offerings. In addition, MSPs typically have available their own internally developed applications that they may choose to offer and support in lieu of our software offerings.

      We may not be able to maintain our alliance relationships or attract sufficient additional MSPs and systems integrators that have the ability to market, sell, implement or support our products effectively. If we are unable to leverage our sales resources through our alliance relationships with MSPs, we may need to hire and train additional qualified sales personnel. Similarly, if we cannot leverage our services resources through our alliance relationships with systems integrators, we may incur additional costs associated with providing services. We cannot assure you, however, that we will be able to hire additional qualified sales or service personnel in these circumstances, and our failure to do so may restrict our ability to generate revenue or implement our products on a timely basis. Even if we are successful in hiring additional qualified sales or service personnel, we will incur additional costs and our operating results, including our gross margins, may be adversely affected.

If we fail to retain our chief executive officer or other key personnel or if we fail to attract additional qualified personnel, we will not be able to achieve our anticipated level of growth and our operating results could be adversely affected.

      Our future success depends upon the continued service of our executive officers and other key sales, marketing, service, engineering and technical staff. The loss of the services of our executive officers and other key personnel would harm our operations. In particular, Yuchun Lee, our co-founder, chief executive officer, president and chairman, is critical to the management of our business and operations, as well as to the development of our strategic direction. None of our officers or key personnel is bound by an employment agreement, and we do not maintain key person life insurance on any of our employees other than our chief executive officer. In addition, our future success will depend in large part on our ability to attract a sufficient number of highly qualified personnel, and there can be no assurance that we will be able to do so. Competition for qualified personnel in the software industry is intense, and we compete for these personnel with other software companies that have greater financial, technical, marketing, service and other resources than we do. If we fail to retain our key personnel and to attract new personnel, we will not be able to achieve our anticipated level of growth and our operating results could be adversely affected.

Our international operations expose us to additional business risks, and failure to manage these risks may adversely affect our business and operating results.

      We have sales offices across the United States, including at our headquarters in Waltham, Massachusetts, as well as in the United Kingdom, France and Singapore. In addition, we recently opened a research and development office in India. Revenue from customers located outside of the Americas accounted for $2.4 million, or 12% of total revenue, in fiscal 2002, $5.6 million, or 18% of total revenue, in fiscal 2003, $12.7 million, or 26% of total revenue, in fiscal 2004, and $6.2 million, or 21% of total revenue, for the six months ended March 31,

2005. Our international operations are subject to a number of risks and potential costs, including:

•	lack of local recognition of our branding, which may require that we spend significant amounts of time and money to build brand identity;

•	difficulty in establishing, staffing and managing international operations;

•	internationalization of our products to meet local customs or the needs of local marketing organizations;

•	different pricing environments;

•	longer accounts receivable payment cycles and other collection difficulties;

•	compliance with multiple, conflicting, and changing laws and regulations, including employment, tax, trade, privacy, and data protection laws and regulations;

•	laws and business practices, which may vary from country to country and may favor local competitors;

•	limited protection of intellectual property in some countries outside of the United States; and

•	political and economic instability.

      Our operating results and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro and the British pound sterling. In addition, as of March 31, 2005, we had $2.2 million of receivables denominated in currencies other than the U.S. dollar. As a result, our operating results and cash flows are subject to fluctuations due to changes in the relative values of the U.S. dollar and foreign currencies. These fluctuations could negatively affect our operating results and could cause our net income or loss to vary from quarter to quarter. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations.

      Our failure to manage the risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results. We may in the future further expand our existing international operations by, for example, entering additional international markets. We may be required to make a substantial financial investment and expend significant management efforts in connection with any such international expansion.

Our inability to sustain our historical maintenance renewal rates and pricing would adversely affect our operating results.

      We generate maintenance fees revenue from sales of maintenance associated with licensed software. We generally sell maintenance on an annual basis. In each of the last three fiscal years, customers have renewed maintenance arrangements in effect as of the beginning of the fiscal year representing, by dollar value, approximately 90% of the maintenance agreements that came up for renewal during the fiscal year. We cannot assure you that we will succeed in sustaining this rate of maintenance renewals. Moreover, we may face competitive or other pressures to reduce the pricing of our maintenance arrangements. If we fail to sustain our historical level of maintenance renewals or our historical pricing, our maintenance fees revenue and total revenue would decrease and our operating results would be adversely affected.

If we fail to manage our expanding operations effectively, we may not be able to achieve our anticipated level of growth and our operating results could be adversely affected.

      In fiscal 2004 and the first six months of fiscal 2005, we significantly expanded our operations. For example, we increased the number of our employees by 57% from 168 at

October 1, 2003 to 263 at March 31, 2005. We anticipate that further expansion of our infrastructure and headcount will be required to achieve planned expansion of our software offerings, projected increases in our customer base, and anticipated growth in the number and complexity of software implementations. Our expansion has placed, and will continue to place, a significant strain on our management, sales, services, development and financial infrastructure. In particular, we must further expand and improve our accounting, management and operational controls and our reporting systems and procedures. Our future success will depend in part upon the ability of our officers to expand our infrastructure and manage our continuing operational growth effectively.

Defects or errors in our software products could harm our reputation, impair our ability to sell our products and result in significant costs to us.

      Our software products are complex and may contain undetected defects or errors. We have not suffered significant harm from any defects or errors to date, but we have from time to time found defects in our products and we may discover additional defects in the future. We may not be able to detect and correct defects or errors before releasing products. Consequently, we or our customers may discover defects or errors after our products have been implemented. We have in the past issued, and may in the future need to issue, corrective releases of our products to correct defects or errors. The occurrence of any defects or errors could result in:

•	lost or delayed market acceptance and sales of our products;

•	delays in payment to us by customers;

•	product returns;

•	injury to our reputation;

•	diversion of our resources;

•	legal claims, including product liability claims, against us;

•	increased service and warranty expenses; and

•	increased insurance costs.

      Defects and errors in our software products could result in an increase in service and warranty costs or claims for substantial damages against us. Our license agreements with our customers typically contain provisions designed to limit our liability for defects and errors in our products and damages relating to such defects and errors, but these provisions may not be enforced by a court or otherwise effectively protect us from legal claims. Our liability insurance may not be adequate to cover all of the costs resulting from these legal claims. Moreover, we cannot assure you that our current liability insurance coverage will continue to be available on acceptable terms or that the insurer will not deny coverage as to any future claim. The successful assertion against us of one or more large claims that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business and operating results. Furthermore, even if we succeed in the litigation, we are likely to incur substantial costs and our management’s attention will be diverted from our operations.

New accounting standards or interpretations of existing accounting standards could adversely affect our operating results.

      Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

      For example, we recognize software license revenue in accordance with Statement of Position, or SOP 97-2, Software Revenue Recognition, as amended by SOP 98-9, Software Revenue Recognition with Respect to Certain Transactions. The American Institute of Certified Public Accountants and the SEC continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing arrangements. As a result of future interpretations or applications of existing accounting standards, including SOP 97-2 and SOP 98-9, by regulators or our internal or independent accountants, we could be required to delay revenue recognition into future periods, which would adversely affect our operating results.

      Certain factors have in the past and may in the future cause us to defer recognition for license fees beyond delivery. For example, the inclusion in our software arrangements of customer acceptance testing, specified upgrades or other material non-standard terms could require the deferral of license revenue beyond delivery. Because of these factors and other specific requirements under accounting principles generally accepted in the United States for software revenue recognition, we must have very precise terms in our software arrangements in order to recognize revenue when we initially deliver software or perform services. Negotiation of mutually acceptable terms and conditions can extend our sales cycle, and we may accept terms and conditions that do not permit revenue recognition at the time of delivery.

      In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), Share Based Payment. SFAS 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) will require us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. SFAS 123(R) requires us to adopt new accounting provisions beginning in the first quarter of fiscal 2006. We continue to evaluate the effect that the adoption of Statement 123(R) will have on our financial position and results of operations. We currently expect that our adoption of SFAS 123(R) will adversely affect our operating results to some extent in future periods. If SFAS 123(R) had applied to our operating results for fiscal 2004 and we had used a Black-Scholes option pricing model, we would have recognized additional expense of $239,000, which would have decreased our diluted net earnings per common share for fiscal 2004 from $0.16 to $0.15. Our use of a different option pricing model, however, may have resulted in a different amount of expense.

We intend to increase the amount of revenue that we derive from term arrangements, which may cause our quarterly revenue and other operating results to fail to meet expectations.

      We generate recurring revenue from agreements to license our offerings on a term basis through MSPs that provide outsourcing and database hosting for on-demand solutions. Our term arrangements typically have a license period of one year, although the license periods may range from 3 to 36 months. Revenue under term arrangements represented 5% of our total revenue in fiscal 2004 and 7% of our total revenue in the first six months of fiscal 2005. We intend to seek to increase the percentage of our total revenue derived under the term pricing model in order to diversify our revenue stream and generally provide us with greater revenue predictability in the long term. Since revenue from a term arrangement is recognized over the life of the arrangement rather than upon product delivery, a greater shift than anticipated from perpetual license agreements towards term arrangements will result in our recognizing less revenue in the initial quarters of the license period. Similarly, a decline in new or renewed term arrangements in any one quarter will not necessarily be fully reflected in the revenue for that quarter and may negatively affect our revenue in future quarters. Differences in the mix of our perpetual license revenue and our term fees revenue could cause our operating results for a quarter to vary from our announced guidance or expectations of equity research analysts or investors, which could result in volatility in the price of our common stock.

Privacy and security concerns, including evolving government regulation in the area of consumer data privacy, could adversely affect our business and operating results.

      The effectiveness of our software products relies on our customers’ storage and use of data concerning their customers, including financial, personally identifying and other sensitive data. Our customers’ collection and use of these data for consumer profiling may raise privacy and security concerns. We have implemented various features intended to enable our customers to better comply with privacy and security requirements, such as opt-out messaging and checking, the use of anonymous identifiers for sensitive data, and restricted data access, but these security measures may not be effective against all potential privacy concerns and security threats. If a breach of customer data security were to occur, our products may be perceived as less desirable, which would negatively affect our business and operating results.

      In addition, governments in some jurisdictions have enacted or are considering enacting consumer data privacy legislation, including laws and regulations applying to the solicitation, collection, processing and use of consumer data. This legislation could reduce the demand for our software products if we fail to design or enhance our products to enable our customers to comply with the privacy and security measures required by the legislation. Moreover, we may be exposed to liability under existing or new consumer data privacy legislation.

If we fail to protect our proprietary rights and intellectual property adequately, our business and prospects may be harmed.

      Our success depends in large part on our proprietary technology. We rely on a combination of patents, trademarks, copyrights, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our software products and services. We cannot assure you that these protections will be adequate to prevent our competitors from copying or reverse-engineering our products, or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. We currently have four issued U.S. patents and six pending U.S. patent applications. We may, however, be unable to obtain additional patent protection in the future. In addition, any current or future patents issued to us may not provide us with any competitive advantages, or may be challenged by third parties. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Accordingly, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

      In addition, effective patent, trademark, copyright, service mark and trade secret protection may not be available to us in every country in which our software products are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. To date, we have not applied for any patent protection outside of the United States. Therefore, to the extent that we continue to increase our international selling activities, our exposure to unauthorized copying and use of our products and proprietary information will continue to increase.

      We have entered into agreements with many of our customers, MSPs and systems integrators that require us to maintain the source code of our software products in escrow. These agreements typically provide that these parties will have limited, nonexclusive rights to use the source code under certain circumstances in which we are unable or unwilling to provide product support, including in the event of our bankruptcy. We may be unable, however, to control the actions of our customers, MSPs and systems integrators that have entered into these agreements, and our business may be harmed if one or more customers, MSPs or systems integrators uses the source code for purposes other than those permitted by the escrow provisions.

Intellectual property litigation and infringement claims may cause us to incur significant expenses or prevent us from selling our software products.

      The software industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. From time to time, we receive claims that our software products or business infringe or misappropriate the intellectual property of third parties. We cannot assure you that a third party will not assert that our technology violates its intellectual property rights or that we will not be the subject of a material intellectual property dispute. EMM software developers may become increasingly subject to infringement claims as the number of commercially available EMM software products increases and the functionality of these products further overlaps. If we become subject to an infringement claim, regardless of the merit of the claim or our defenses, the claim could require us to:

•	incur substantial expenses and expend significant management efforts;

•	cease making, licensing or using products that incorporate the challenged intellectual property;

•	enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies; and

•	expend additional development resources to redesign our products.

      We may also be required to indemnify customers, MSPs or systems integrators for their use of the intellectual property or for third-party products that are incorporated into our products and that infringe the intellectual property rights of others. If we are unable to resolve our legal obligations by settling or paying an infringement claim or a related indemnification claim as described above, we may be required to refund amounts that we had received under the contractual arrangement with the customer, MSP or systems integrator.

      In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use a limited amount of open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software.

We may enter into acquisitions that may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

      We intend to pursue acquisitions of businesses, technologies and products that will complement our existing operations. We cannot assure you that any acquisition we make in the future will provide us with the benefits we anticipated in entering into the transaction. Acquisitions are typically accompanied by a number of risks, including:

•	difficulties in integrating the operations and personnel of the acquired companies;

•	maintenance of acceptable standards, controls, procedures and policies;

•	potential disruption of ongoing business and distraction of management;

•	impairment of relationships with employees and customers as a result of any integration of new management and other personnel;

•	inability to maintain relationships with customers of the acquired business;

•	difficulties in incorporating acquired technology and rights into products and services;

•	failure to achieve the expected benefits of the acquisition;

•	unexpected expenses resulting from the acquisition;

•	potential unknown liabilities associated with acquired businesses; and

•	unanticipated expenses related to acquired technology and its integration into existing technology.

      In addition, acquisitions may result in the incurrence of debt, restructuring charges and large one-time write-offs, such as write-offs for acquired in-process research and development costs. Acquisitions may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Furthermore, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted and earnings per share may decrease.

      From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute acquisitions properly, we may not be able to achieve our anticipated level of growth and our business and operating results could be adversely affected.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

      Unlike many of our competitors, we have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the Nasdaq National Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

      In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing in fiscal 2006, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Nasdaq, SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.

      The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including the other risk factors described in this prospectus. Additional financing may not be available on terms favorable to us, or at all. Any additional capital raised through the sale of equity or convertible debt securities may dilute your percentage ownership of our common stock. Furthermore, any new equity securities we issue could have rights, preferences and privileges superior to our common stock. Capital raised through debt financings could require us to make periodic interest payments and could impose potentially restrictive covenants on the conduct of our business.

Risks Relating to this Offering and Ownership of Our Common Stock

Because there has not been a public market for our common stock and our stock price may be volatile, you may not be able to resell your shares at or above the initial offering price.

      Prior to this offering, you could not buy or sell our common stock publicly. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile following this offering. The market for technology stocks has been extremely volatile. The following factors, most of which are outside of our control, could cause the market price of our common stock to decrease significantly from the price you pay in this offering:

•	loss of any of our major customers;

•	departure of key personnel;

•	variations in our quarterly operating results;

•	announcements by our competitors of significant contracts, new products or product enhancements, acquisitions, distribution partnerships, joint ventures or capital commitments;

•	changes in governmental regulations and standards affecting the software industry and our products, including implementation of additional regulations relating to consumer data privacy;

•	decreases in financial estimates by equity research analysts;

•	sales of common stock or other securities by us in the future;

•	decreases in market valuations of software companies; and

•	fluctuations in stock market prices and volumes.

      In the past, securities class action litigation often has been initiated against a company following a period of volatility in the market price of the company’s securities. If class action litigation is initiated against us, we will incur substantial costs and our management’s attention will be diverted from our operations. All of these factors could cause the market price of our stock to decline, and you may lose some or all of your investment.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

      The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts.

The price of our stock could decline if one or more equity research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Future sales of our common stock by existing stockholders could cause our stock price to decline.

      If our existing stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of common stock could also depress the market price of our common stock. Substantially all of our existing stockholders prior to this offering are subject to lock-up agreements with the underwriters that restrict their ability to transfer their stock for at least 180 days after the date of this prospectus. Upon expiration of the lock-up agreements, an additional 12,707,745 shares of our common stock will be eligible for sale in the public market. In addition, we intend to file registration statements with the SEC covering (a) substantially all of the shares of our common stock acquired upon option exercises prior to the closing of this offering, other than shares we believe are eligible for sale pursuant to Rule 144(k) under the Securities Act as of the time of filing, (b) all of the shares subject to options outstanding, but not exercised, as of the closing of this offering, and (c) all of the shares available for future issuance under our stock incentive plans upon the closing of this offering. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse and our stockholders are able to sell shares of our common stock into the market. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment in our shares of common stock.

We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree.

      Substantially all of our net proceeds from this offering will be used, as determined by management in its sole discretion, for working capital and general corporate purposes, including for the possible acquisition of businesses, technologies and products complementary to our existing operations. We have not, however, determined the allocation of those net proceeds among various uses described in this prospectus. Our management will have broad discretion over the use and investment of these net proceeds of this offering, and, accordingly, you will need to rely upon the judgment of our management with respect to our use of these net proceeds, with only limited information concerning management’s specific intentions. You will not have the opportunity, as part of your investment decision, to assess whether our proceeds are being used appropriately. Pending application of our proceeds, they may be placed in investments that do not produce income or that lose value.

Our directors and executive officers will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.

      We anticipate that our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own 50.5% of our outstanding common stock following the completion of this offering, assuming the underwriters do not exercise their over-allotment option. In particular, Yuchun Lee, our co-founder, chief executive officer, president and chairman, will beneficially own 27.5% of our outstanding common stock following the completion of this offering, assuming no exercise of the over-allotment option. Our executive officers, directors and affiliated entities, if acting together, would be able to control or influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and may affect the market price of our common stock.

Our corporate documents and Delaware law make a takeover of our company more difficult, which may prevent certain changes in control and limit the market price of our common stock.

      Our charter and by-laws and Section 203 of the Delaware General Corporation Law contain provisions that might enable our management to resist a takeover of our company. These provisions might discourage, delay or prevent a change in the control of our company or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some provisions in our charter and by-laws may deter third parties from acquiring us, which may limit the market price of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

      If you purchase shares of our common stock in this offering, you will experience immediate dilution of $8.50 per share (based on the mid-point of the initial public offering price range), because the price that you pay will be substantially greater than the adjusted net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. If the underwriters exercise their over-allotment option, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our, our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this prospectus, discuss some of the factors that could contribute to these differences.

      The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

      This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. While we believe these assumptions to be reasonable and sound as of the date of this prospectus, if these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

USE OF PROCEEDS

      We estimate that the net proceeds from our sale of 3,750,000 shares of common stock in this offering will be approximately $34.5 million, or approximately $41.5 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $10.50 per share (the midpoint of the initial public offering range) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. The selling stockholders will receive aggregate net proceeds of approximately $10.3 million after deducting estimated underwriting discounts and commissions. We will not receive any portion of the net proceeds received by the selling stockholders from the sale of their shares.

      We will pay $1.0 million of the net proceeds of this offering to the holders of our Series B preferred stock in accordance with the terms of our charter. The payment will be made upon the closing of this offering.

      We intend to use the balance of the net proceeds of this offering for working capital and other general corporate purposes, which may include financing our growth, developing new products and funding capital expenditures. We have not yet determined with any certainty the manner in which we will allocate these net proceeds. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business.

      We may use a portion of the net proceeds for the acquisition of businesses, technologies and products that will complement our existing operations. From time to time, we engage in discussions with potential acquisition candidates. We currently have no commitments or agreements to make any acquisitions. We cannot assure you that we will make any acquisitions in the future.

      Pending the uses described above, we intend to invest the net proceeds in U.S. government securities and other short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

      We will pay a one-time cash dividend of $0.75 per share to holders of record of our common and preferred stock (on an as-converted basis). The record date for the dividend will be the business day immediately following the date of this prospectus, and therefore purchasers in this offering will not be entitled to receive this dividend. We estimate the aggregate amount of the dividend to be approximately $11.1 million, based on shares currently outstanding and on our estimate of the number of shares that will be issued upon exercises of stock options prior to the dividend record date. Our estimate of the number of shares to be issued upon exercises of stock options is based upon non-binding indications of interest that we obtained from our optionholders. The cash dividend will be paid after the closing of this offering out of proceeds from such option exercises as well as cash on hand as of the date of this prospectus. We will not use proceeds of this offering to pay any portion of the cash dividend. The board of directors declared the one-time cash dividend after determining that, based on our current cash position and anticipated operating cash flows, our estimated net proceeds from this offering would exceed our cash requirements under our operating plans. The board determined that payment of a one-time dividend was preferable to reducing the number of shares being offered hereby, since a reduced offering might not result in the desired level of trading liquidity following this offering.

      Except for such one-time dividend, we currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying other cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans.

CAPITALIZATION

      The following table describes our capitalization as of March 31, 2005 on an actual basis and as adjusted to reflect:

•	the conversion of our outstanding preferred stock into 4,082,967 shares of common stock upon completion of this offering;

•	our payment, following the closing of this offering, of a one-time cash dividend in the aggregate amount of approximately $11.1 million to our stockholders of record as of the business day immediately following the date of this prospectus, as described under “Dividend Policy”;

•	the expected exercise of options to purchase an aggregate of 606,079 shares of common stock prior to the completion of this offering for an aggregate exercise price of $1.3 million;

•	the filing of amendments to our charter effective upon completion of this offering; and

•	our sale of 3,750,000 shares of common stock in this offering at an assumed initial public offering price of $10.50 per share (the mid-point of the initial public offering price range), after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from our sale of common stock in this offering.

      You should read this capitalization table together with the financial statements and related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	As of March 31, 2005

	Actual	As Adjusted

	(dollars in thousands)
Redeemable preferred stock, $0.01 par value per share:
Series A convertible participating preferred stock: 74,811 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	$9,792	$—
Series A redeemable preferred stock: 74,811 shares authorized, no shares issued or outstanding, actual; no shares authorized, issued or outstanding, as adjusted	—	—
Series B convertible participating preferred stock: 1,635,799 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	6,077	—
Series B redeemable preferred stock: 1,635,799 shares authorized, no shares issued or outstanding, actual; no shares authorized, issued or outstanding, as adjusted	—	—

Total redeemable preferred stock	15,869	—

Stockholders’ equity:
Common stock, $0.01 par value per share: 28,000,000 shares authorized, 10,060,712 shares issued and outstanding, actual; 90,000,000 shares authorized and 18,499,758 shares issued and outstanding, as adjusted	101	185
Undesignated preferred stock, $0.01 par value per share: no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, as adjusted	—	—
Additional paid-in capital	2,095	41,602
Deferred stock-based compensation	(593)	(593)
Accumulated deficit	(1,354)	(1,354)
Accumulated other comprehensive income	258	258

Total stockholders’ equity (deficit)	507	40,098

Total capitalization	$16,376	$40,098

      The preceding table excludes on an as adjusted basis 1,589,049 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2005 at a weighted average exercise price of $3.41 per share, and 116,412 shares of common stock available for future issuance as of March 31, 2005 under our stock incentive plans.

DILUTION

      If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the adjusted net tangible book value per share of common stock immediately after this offering. Our net tangible book value as of March 31, 2005 was $(2.5) million, or $(0.25) per share of common stock. Net tangible book value per share is determined by dividing (a) our total tangible assets less our total liabilities (including redeemable preferred stock) by (b) the number of shares of common stock outstanding.

      After giving effect to (a) the conversion of our outstanding preferred stock into 4,082,967 shares of common stock upon completion of this offering, (b) our payment, following the closing of this offering, of a one-time cash dividend in the aggregate amount of approximately $11.1 million as described under “Dividend Policy,” (c) the expected exercise of options to purchase an aggregate of 606,079 shares of common stock prior to the completion of this offering for an aggregate exercise price of $1.3 million, and (d) our sale of 3,750,000 shares of common stock at an assumed initial public offering price of $10.50 per share (the mid-point of the initial public offering price range), after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from such sale (including payment of $1.0 million to holders of our Series B preferred stock), our adjusted net tangible book value as of March 31, 2005 would have been $37.1 million, or $2.00 per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $2.25 per share and an immediate dilution to new investors of $8.50 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$10.50
Net tangible book value per share as of March 31, 2005	$(0.25)
Increase per share attributable to new investors	2.25

Adjusted net tangible book value per share after this offering		2.00

Dilution per share to new investors		$8.50

      If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our adjusted net tangible book value at March 31, 2005 would have been $44.1 million, or $2.29 per share, representing an immediate increase in net tangible book value to our existing stockholders of $2.54 per share and an immediate dilution to new investors of $8.21 per share.

      The following table summarizes as of March 31, 2005, on an adjusted basis reflecting the conversion of our outstanding preferred stock into 4,082,967 shares of common stock upon completion of the offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $10.50 per share (the mid-point of the initial public offering price range) and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders	14,749,758	79.7%	$13,815,183	26.0%	$0.94
New investors	3,750,000	20.3	39,375,000	74.0	10.50

Total	18,499,758	100.0%	$53,190,183	100.0%

      The preceding discussion and tables includes options expected to be exercised to acquire 606,079 shares of common stock prior to the completion of this offering. Excluding such options, as of March 31, 2005, there were options outstanding to purchase a total of 1,589,049 shares of common stock. Those options had a weighted average exercise price of $3.41 per share. To the extent any of those options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data set forth below should be read in conjunction with the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus. The consolidated income statement data for the years ended September 30, 2002, 2003 and 2004 and the consolidated balance sheet data as of September 30, 2003 and 2004 are derived from financial statements audited by Ernst & Young LLP and included elsewhere in this prospectus. The consolidated statement of operations data for the years ended September 30, 2000 and 2001 and the consolidated balance sheet data as of September 30, 2000, 2001 and 2002 are derived from audited financial statements not included in this prospectus. The consolidated income statement data for the six months ended March 31, 2004 and 2005 and the consolidated balance sheet data as of March 31, 2005 are derived from unaudited financial statements included elsewhere in this prospectus that, in our opinion, have been prepared on the same basis as our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. Historical results are not necessarily indicative of operating results to be expected in the future.

						Six Months Ended
	Year Ended September 30,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands, except per share data)
Consolidated Income Statement Data:
Revenue:
License	$6,441	$11,756	$11,669	$17,203	$24,019	$10,540	$13,942
Maintenance and services	2,047	5,124	8,979	14,105	24,696	10,912	16,003

Total revenue	8,488	16,880	20,648	31,308	48,715	21,452	29,945

Cost of revenue:
License	461	72	407	300	687	271	413
Maintenance and services	773	2,355	2,567	4,646	8,075	3,724	4,989

Total cost of revenue	1,234	2,427	2,974	4,946	8,762	3,995	5,402

Gross profit	7,254	14,453	17,674	26,362	39,953	17,457	24,543

Operating expenses:
Sales and marketing	6,900	13,016	12,941	15,378	22,971	9,948	13,464
Research and development	1,470	2,919	3,004	4,981	8,333	3,680	5,410
General and administrative	1,034	1,699	1,408	3,090	4,206	1,819	3,050
In-process research and development and amortization of intangible assets	—	—	—	380	433	210	236

Total operating expenses	9,404	17,634	17,353	23,829	35,943	15,657	22,160

Income (loss) from operations	(2,150)	(3,181)	321	2,533	4,010	1,800	2,383
Interest income, net	—	221	74	155	173	65	164
Other income (expense), net	192	(23)	(4)	(40)	50	(13)	121

Income (loss) before provision for income taxes	(1,958)	(2,983)	391	2,648	4,233	1,852	2,668
Provision for income taxes	—	—	60	170	769	328	934

Net income (loss)	$(1,958)	$(2,983)	$331	$2,478	$3,464	$1,524	$1,734

Net income (loss) per common share:
Basic	$(0.28)	$(0.42)	$(0.08)	$0.11	$0.18	$0.08	$0.09
Diluted	$(0.28)	$(0.42)	$(0.08)	$0.10	$0.16	$0.07	$0.08
Weighted average common shares outstanding:
Basic	8,334	8,933	8,965	9,111	9,420	9,343	9,734
Diluted	8,334	8,933	8,965	10,243	10,829	10,339	11,373
Pro forma net income per common share:
Basic					$0.24		$0.12
Diluted					$0.22		$0.11
Pro forma weighted average common shares outstanding:
Basic					14,322		14,636
Diluted					15,731		16,275

      Pro forma amounts in the preceding table reflect the conversion of our outstanding preferred stock into 4,082,967 shares of common stock upon completion of this offering and, in accordance with Staff Accounting Bulletin 1:B.3, the deemed issuance of 818,887 shares of common stock in this offering, the proceeds of which are assumed to be used to fund (a) in accordance with our charter, a $1.0 million payment to be made to holders of our Series B preferred stock immediately after the completion of this offering and (b) payment of $7.6 million of a one-time $11.1 million cash dividend as described under “Dividend Policy.” The $7.6 million of the dividend deemed to be funded with proceeds of this offering represents the amount by which the $11.1 million dividend exceeds our net income in fiscal 2004. See Note 2 to the financial statements for an explanation of the method used in computing historical net income (loss) per share.

      In the preceding table, cost of revenue and operating expenses include stock-based compensation expense as follows:

						Six Months Ended
	Year Ended September 30,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands)
Stock-based compensation expense:
Cost of maintenance and services revenue	$—	$—	$—	$—	$24	$—	$50
Sales and marketing expense	—	—	—	—	40	—	92
Research and development expense	—	—	—	—	30	—	48
General and administrative expense	—	—	15	—	17	—	60

Total stock-based compensation expense	$—	$—	$15	$—	$111	$—	$250

	As of September 30,					As of
						March 31,
	2000	2001	2002	2003	2004	2005

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,986	$10,136	$11,590	$16,535	$23,773	$27,530
Working capital	2,584	5,951	6,568	5,496	10,797	13,556
Total assets	6,288	14,147	15,966	26,726	42,414	48,498
Total deferred revenue	1,216	2,853	5,572	10,835	20,290	24,212
Indebtedness, including current portion	97	1,915	120	510	—	—
Redeemable preferred stock	5,144	12,661	13,346	14,355	15,364	15,869
Total stockholders’ equity (deficit)	(1,983)	(6,007)	(6,282)	(4,726)	(1,558)	507

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

      Our fiscal year ends on September 30. References to fiscal 2004, for example, refer to the fiscal year ended September 30, 2004.

Overview

      Unica Corporation is a global provider of enterprise marketing management, or EMM, software designed to help businesses increase their revenues and improve the efficiency and measurability of their marketing operations. Our EMM software offerings are collectively referred to as Affinium and consist of four core modules: Campaign, Model, Plan and Leads. We sell and market our software primarily through our direct sales force and in conjunction with marketing service providers, or MSPs, and systems integrators. MSPs offer a range of marketing program design, support, and execution services on a hosted or outsourced basis, and MSPs resell and deploy our products. We also provide a full range of services to our customers, including implementation, training, consulting, maintenance and technical support, and customer success programs. We have sales offices across the United States, including at our headquarters in Waltham, Massachusetts, as well as in the United Kingdom, France and Singapore. In addition, we recently opened a research and development office in India. We have a worldwide installed base of approximately 300 companies in a wide range of industries. Our current customers operate principally in the financial services, publishing, retail, telecommunications, and travel and hospitality industries.

      Our strategy for long-term, sustained growth in our revenue and net income is focused on maintaining our market and technological leadership in the EMM market. We derive, and expect to continue to derive, all of our revenue from providing EMM software and services, and in particular we expect to derive a substantial majority of our license revenue for the foreseeable future from current and future versions of our Affinium Campaign software. In order to execute our strategy successfully, we must increase awareness of EMM software generally and of our company and products in particular. The market for EMM software is relatively new and still evolving, and our success will depend to a substantial extent on the willingness of businesses to implement EMM software. We intend to introduce new software products and enhance existing products in order to keep pace with technological developments, satisfy increasing customer requirements and maintain our competitive position.

      In order to succeed, we also must expand the depth and number of our customer relationships. We will continue our efforts to expand our worldwide installed base by adding direct sales personnel, particularly in territories around the world where we have or are targeting key accounts, and by selectively entering into alliance relationships with additional MSPs and systems integrators, particularly in additional countries outside the United States. At the same time, we will increase our efforts to license additional currently available and newly developed Affinium modules to our existing customers, which license only a portion of our offerings.

      We intend to increase our recurring revenue, which we generate from ongoing maintenance agreements to support our software, as well as from agreements to license our offerings on a term basis through MSPs that provide outsourcing and database hosting for on-demand solutions using Affinium software.

Background

      We were incorporated in 1992. We initially provided consulting services to fund our development of data-mining and analytics software, which we began licensing under the name Model beginning in fiscal 1997. In fiscal 1998, seeking to capitalize on the emerging EMM market, we began to focus on developing a broader offering of software products to automate and optimize marketing processes by leveraging our technology and marketing domain experience. We introduced and licensed our first campaign management software product in fiscal 1999.

      In fiscal 2000 and fiscal 2001, we raised $11.2 million through the issuance of preferred stock, the proceeds of which we invested in increasing our research and development organization, building our sales force, and initiating our marketing operations. In fiscal 2000, we rebranded our existing offerings under the names Affinium Campaign and Affinium Model. In addition, we began to broaden our offerings by introducing new Affinium Campaign modules to address additional EMM requirements. We first licensed Affinium Campaign eMessage and Affinium Campaign Interact in fiscal 2001, Affinium Campaign Collaborate in fiscal 2002, and Affinium Campaign Optimize in fiscal 2003. In addition, in fiscal 2002 we began licensing Affinium Plan and in fiscal 2004 we increased our investment in developing and marketing Affinium Plan to take advantage of emerging demand for marketing operations and resource management capabilities. In September 2004, we introduced Affinium Leads, which enables marketers to better manage the qualification and distribution of leads from their sales and marketing organizations.

      We incurred net losses in fiscal 2000 and fiscal 2001 as the result of our significant investments in research and development and sales and marketing. Our total revenue increased 99% from fiscal 2000 to fiscal 2001 following the introduction of Affinium Campaign. From fiscal 2001 through fiscal 2004, our total revenue increased at a compound annual growth rate of 42%, reflecting the continuing development of the EMM market as well as our release of additional software modules, hiring of additional sales personnel and development of alliance relationships. Since fiscal 2002, our increased revenue has led to successive annual increases in both net income and operating cash flows.

Revenue

      We derive revenue from software licenses, maintenance and services. License revenue is derived from the sale of software licenses for our Affinium offerings, including our Affinium Campaign, Model, Plan and Leads core modules. Our software arrangements typically include: (a) an end-user license fee paid for the use of our products in perpetuity or over a specified term; (b) an annual maintenance arrangement that provides for software updates and upgrades and technical support; and (c) a services work order for implementation, training or consulting.

License Revenue

      Perpetual Licenses. Licenses to use our software products in perpetuity generally are priced based on (a) either a customer’s database size, including the number of contacts or channels, or a platform fee and (b) a specified number of users. Because implementation services for our software products are not deemed essential to the functionality of the related software, we generally recognize perpetual license revenue at the time of product delivery, provided all other revenue recognition criteria have been met, pursuant to the requirements of Statement of Position, or SOP, 97-2, Software Revenue Recognition, as amended by SOP 98-9, Software Revenue Recognition with Respect to Certain Transactions. If arrangements were to include customer acceptance, specified upgrades or other material non-standard terms, revenue recognition could be deferred beyond delivery.

      When we license our software on a perpetual basis through an MSP or systems integrator, we recognize revenue upon delivery of the licensed software to the MSP or systems integrator only if (a) the customer of the MSP or systems integrator is identified in a written arrangement between the MSP or systems integrator and us and (b) all other revenue recognition criteria have been met.

      Term Arrangements. During fiscal 2003, we began marketing our software under term arrangements, generally through MSPs. A term arrangement includes, for a bundled fee, (a) the right to use our software for a specified period of time, (b) updates and upgrades to our software, and (c) technical support. Revenue from term arrangements represented 0% of our total revenue in fiscal 2002, 2% in fiscal 2003, 5% in fiscal 2004 and 7% in the six months ended March 31, 2005. Under a term arrangement, we typically invoice the customer in annual or quarterly installments in advance. Revenue, which is allocated between license revenue and maintenance fees revenue based on estimated fair value, is deferred at the time the term arrangement is initiated and is recognized ratably over the life of the arrangement, typically one year.

Maintenance and Services Revenue

      Maintenance and services revenue is generated from sales of (a) maintenance associated with the sale of software licenses, including software updates and upgrades and technical support, and (b) services, including implementation, training and consulting, and reimbursable travel and other out-of-pocket expenses.

      Maintenance. We generally sell maintenance on an annual basis. We offer two levels of maintenance, standard and premium, both of which generally are sold for a term of one year. With both of these maintenance levels, customers are provided with technical support and software updates and upgrades. With premium maintenance, customers are provided additional services such as emergency service response and periodic onsite utilization reviews. Revenue is deferred at the time the maintenance agreement is initiated and is recognized ratably over the term of the maintenance agreement.

      Services. Our implementation services include the installation of our software, identification and sourcing of legacy data, configuration of rules necessary to generate marketing campaigns, and other general services for our software. We offer a range of training services, including classroom, onsite and web-based education and training. We offer consulting services to existing customers in order to help them use their licensed Affinium software more broadly and efficiently. We generally sell these services on a time-and-materials basis and recognize revenue when the services are performed. Services revenue also includes billable travel, lodging and other out-of-pocket expenses incurred as part of delivering services to our customers.

Cost of Revenue

      Cost of license revenue for both perpetual license agreements and term arrangements consists primarily of (a) salaries, benefits and stock-based compensation related to documentation personnel, (b) facilities and other related overhead, and (c) third-party royalties for licensed technology incorporated into our current product offerings.

      Cost of maintenance and services revenue consists primarily of (a) salaries, benefits and stock-based compensation related to professional services and technical support personnel, (b) billable and non-billable travel, lodging and other out-of-pocket expenses, (c) facilities and other related overhead, and (d) cost of services provided by subcontractors for professional services.

Operating Expenses

      Sales and Marketing. Sales and marketing expense consists primarily of (a) salaries, benefits and stock-based compensation related to sales and marketing personnel, (b) commissions, (c) travel, lodging and other out-of-pocket expenses, (d) marketing programs such as trade shows and advertising, and (e) facilities and other related overhead. The total amount of commissions earned for a perpetual license, term or maintenance arrangement are recorded as expense when revenue recognition for that arrangement commences. We expect absolute dollar increases in sales and marketing expense for the foreseeable future as we further increase the number of direct sales professionals and, to a lesser extent, increase our marketing activities. We also expect, however, decreases in sales and marketing expense as a percentage of total revenue, as we leverage our existing direct sales personnel and our existing relationships with MSPs and systems integrators.

      Research and Development. Research and development expense consists primarily of (a) salaries, benefits and stock-based compensation related to employees working on the development of new products, enhancement of existing products, quality assurance and testing and (b) facilities and other related overhead. To date, all of our research and development expense has been expensed as incurred. We expect research and development expense to increase in absolute dollars and to remain relatively the same as a percentage of total revenue for the foreseeable future as we continue to invest in the development of our products.

      General and Administrative. General and administrative expense consists primarily of (a) salaries, benefits and stock-based compensation related to general and administrative personnel, (b) accounting and legal professional fees, and (c) facilities and other related overhead. We expect general and administrative expense to continue to increase in absolute dollars and as a percentage of total revenue for the foreseeable future as we invest in infrastructure to support continued growth and incur additional expenses related to being a publicly traded company, including increased audit fees and costs of compliance with the Sarbanes-Oxley Act.

      Stock-Based Compensation. Cost of revenue and operating expenses include stock-based compensation expense to the extent the fair value of our common stock exceeds the exercise price of stock options granted to employees on the date of grant. Effective in the first quarter of fiscal 2006, however, we must adopt new accounting provisions pursuant to the requirements of SFAS 123(R), Share Based Payment. SFAS 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) will require us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. We continue to evaluate the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations. We currently expect that our adoption of SFAS 123(R) will adversely affect our operating results to some extent in future periods. If SFAS 123(R) had applied to our operating results for fiscal 2004 and we had used a Black-Scholes option pricing model, we would have recognized additional expense of $239,000, which would have decreased our diluted net earnings per common share for fiscal 2004 from $0.16 to $0.15. Our use of a different option pricing model, however, may have resulted in a different expense.

Gain (Loss) on Foreign Currency

      In connection with our international operations, we frequently enter into transactions in currencies other than the U.S. dollar. As a result, our revenue, expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro and British pound sterling. Revenue denominated in foreign currency constituted 0% of total revenue in fiscal 2002, 3% in fiscal 2003, 18% in fiscal 2004, 12% in the six months ended March 31, 2004 and 15% in the six months ended March 31, 2005. In periods when the U.S. dollar declines in value as compared to the foreign currencies in which we conduct business, including in fiscal 2003, fiscal 2004 and the six months ended March 31, 2005, our foreign currency-based revenue and expenses increase in value when translated into U.S. dollars.

Payments to Preferred Stockholders

      We will pay a one-time cash dividend of approximately $11.1 million after the completion of this offering. The dividend will be paid to our stockholders of record as of one business day after the date of this prospectus. We estimate that approximately $3.1 million of this amount will be paid to our preferred stockholders. In addition, we will pay, immediately after the completion of this offering, an aggregate of $1.0 million to our Series B preferred stockholders in accordance with our charter. The total of $4.1 million to be paid to our preferred stockholders will reduce income attributable to common stockholders and the related income per share amounts in the period in which this offering is completed.

Acquisition

      On May 1, 2003, we acquired the business of Marketic SA, a software company located in France. The acquisition was structured as an asset purchase, and the aggregate purchase price totalled $3.7 million, consisting of cash consideration and transaction costs of $2.3 million and assumed obligations of $1.4 million. The Marketic business was acquired, and has been operated, by our wholly owned subsidiary, Unica France. Marketic had total revenue of $4.6 million in the year ended December 31, 2002, its last full fiscal year prior to the acquisition. The Marketic acquisition was accounted for as a purchase transaction in accordance with Statement of Financial Accounting Standards, or SFAS, 141, Business Combinations, and our operating results therefore include the results of Marketic beginning on the acquisition date.

Application of Critical Accounting Policies and Use of Estimates

      Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The application of GAAP requires that we make estimates that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates.

      We believe that of our significant accounting policies, which are described in Note 2 to our financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

      We generally sell our software products and services together in a multiple-element arrangement under both perpetual and term license arrangements. When we enter into a multiple-element perpetual arrangement, we use the residual method to allocate the total fee among the various elements of the arrangement. Under the residual method, revenue is recognized when vendor-specific objective evidence, or VSOE, of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Each license arrangement requires that we analyze the individual elements in the transaction and estimate the fair value of each undelivered element, which typically includes maintenance and services. We allocate revenue to each undelivered element based on its fair value, with the fair value determined by the price charged when that element is sold separately.

      We generally estimate the fair value of the maintenance portion of an arrangement based on the maintenance renewal price for that arrangement. In multiple-element arrangements where we sell maintenance for less than fair value, we defer the contractual price of the maintenance plus the difference between such contractual price and the fair value of maintenance over the expected life of the product. We make a corresponding reduction in license revenue. The fair value of the professional services portion of the arrangement is based on the rates that we charge for these services when sold independently from a software license. If, in our judgment, evidence of fair value cannot be established for the undelivered elements in a multiple-element arrangement, the entire amount of revenue from the arrangement is deferred until evidence of fair value can be established, or until the elements for which evidence of fair value could not be established are delivered.

      Generally, implementation services for our software products are not deemed essential to the functionality of the software products, and therefore services revenue is recognized separately from license revenue. If we were to determine that services are essential to the functionality of software in an arrangement, both the license and services revenue from the arrangement would be recognized pursuant to SOP 81-1, Accounting for Performance of Construction-Type Contracts and Certain Production-Type Contracts. In such cases, we expect that we would be able to make reasonably dependable estimates relative to the extent of progress toward completion by comparing the total hours incurred to the estimated total hours for the arrangement and accordingly we would apply the percentage-of-completion method. If we were unable to make reasonably dependable estimates of progress towards completion, then we would use the completed-contract method, under which revenue is recognized only upon completion of the arrangement. If total cost estimates exceed the anticipated revenue, then the estimated loss on the arrangement is recorded at the inception of the arrangement or at the time the loss becomes apparent.

      We generally enter into term license arrangements that include, on a bundled basis, (a) the right to use our software for a specified period of time, (b) updates and upgrades to our software, and (c) technical support. As a result, fees paid in connection with a term arrangement are allocated between license revenue and maintenance fees revenue based on our estimate of relative fair value and are recognized as revenue ratably over the term of the arrangement, typically one year.

      For all of our software arrangements, we do not recognize revenue until we can determine that persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and we deem collection to be probable. In making these judgments, we evaluate these criteria as follows:

•	Evidence of an arrangement. We consider a non-cancelable agreement signed by us and the customer to be persuasive evidence of an arrangement.

•	Delivery. We consider delivery to have occurred when a CD or other medium containing the licensed software is provided to a common carrier or, in the case of electronic delivery, the customer is given electronic access to the licensed software. Our typical end-user license agreement does not include customer acceptance provisions.

•	Fixed or determinable fee. We consider the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within our normal payment terms. If the fee is subject to refund or adjustment, we recognize the revenue when the refund or adjustment right lapses. If the payments are due beyond our normal terms, we recognize the revenue as amounts become due and payable or as cash is collected.

•	Collection is deemed probable. Each customer is evaluated for creditworthiness through our credit review process at the inception of the arrangement. Collection is deemed probable if, based upon our evaluation, we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, we defer the revenue and recognize the revenue upon cash collection.

      In our agreements with customers, MSPs and systems integrators, we provide a limited warranty that our software will perform in a manner consistent with our documentation under normal use and circumstances. In the event of a breach of this limited warranty, we must repair or replace the software or, if those remedies are insufficient, provide a refund. These agreements generally do not include any other right of return or any cancellation clause or conditions of acceptance.

Allowance for Doubtful Accounts

      In addition to our initial credit evaluations at the inception of arrangements, we regularly assess our ability to collect outstanding customer invoices and in so doing must make estimates of the collectibility of accounts receivable. We provide an allowance for doubtful accounts when we determine that the collection of an outstanding customer receivable is not probable. We specifically analyze accounts receivable and historical bad debts experience, customer creditworthiness, and changes in our customer payment history when evaluating the adequacy of the allowance for doubtful accounts. If any of these factors change, our estimates may also change, which could affect the level of our future provision for doubtful accounts.

Stock-Based Compensation

      We historically have granted stock options at exercise prices that equaled the fair value of our common stock as estimated by our board of directors as of the date of grant. Because there has been no public market for our common stock, the board has determined the fair value of our common stock by considering a number of factors, including our operating and financial performance, the pricing of sales of convertible preferred stock to third parties, the rights and preferences of securities senior to common stock, and trends in the broad market for software and other technology stocks.

      In calendar 2004 and 2005, we have granted stock options in January, April, July and October 2004 and January 2005. As described below, in connection with this offering we retrospectively determined the fair value of our common stock with respect to the grants in April, July and October 2004.

Stock Option Grants in January 2004

      In January 2004, our board of directors authorized grants of stock options with an exercise price per share of $3.36. In connection with these stock option grants, the board contemporaneously assessed and determined the fair value of our common stock using a weighting of three generally accepted valuation approaches: a market-multiple approach, a discounted cash flow approach and a transaction-multiple approach. The resulting total enterprise value then was reduced by (a) the amount of the liquidation preference attributable to our Series A and Series B preferred stock and (b) a marketability discount factor reflecting the illiquid nature of private company equity securities such as our common stock, which was assessed at 15%.

      We refer to the board’s valuation methodology and resulting valuation assessment for January 2004 as the baseline valuation report. The board determined that the baseline valuation report contained all of the required content, and much of the additional recommended content, for valuation reports outlined in the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the practice aid.

Stock Option Grants in April, July and October 2004

      In April, July and October 2004, our board of directors authorized grants of stock options with exercise prices per share of $3.59, $4.58 and $7.50, respectively. Subsequently, in connection with our preparation of financial statements for this offering and solely for the purposes of accounting for employee stock-based compensation, the board considered whether those stock options had compensatory elements that should be reflected in our financial statements. The board noted that the fair value of the common stock subject to those options, as determined by the board at the time of grant, was significantly less than the valuations that investment banking firms were discussing with us in connection with our preparations for this offering. The board concluded that we should not ignore the discrepancies in valuation in evaluating whether those stock options had compensatory elements.

      As a result, the board decided to retrospectively determine the fair value of our common stock as of the stock option grant dates in April, July and October 2004. As a result of these retrospective determinations, the board established per share fair values of $6.75 in April 2004, $9.00 in July 2004 and $10.50 in October 2004. In conducting the retrospective determinations, the board relied on the baseline valuation report as a starting point for retrospectively determining the value of our common stock. In reaching this conclusion, the board noted that during calendar 2004 there were no quoted market prices in active markets for our common stock and there were no arm’s-length cash transactions with unrelated parties for issuances of our stock. In these circumstances, the practice aid recommends engaging an unrelated valuation specialist for the purpose of assisting management in determining the fair value of common stock. The board considered obtaining, in connection with its retrospective determinations, a valuation by an unrelated specialist, but concluded that the costs required for such a valuation outweighed the incremental benefits of such a valuation to our company or investors.

      As a result of the availability of the baseline valuation report, management had ready access to a methodology and other information that the board believed would provide a reliable basis for management to prepare retrospective determinations of fair value. According to the practice aid, for enterprises like ours that have established financial histories of profitable operations or generation of positive cash flows, the use of both market approaches and income approaches is appropriate. The baseline valuation report relied on the market-multiple approach and the transaction-multiple approach, both of which are market approaches, and the discounted cash flow approach, which is an income approach. In retrospectively determining the fair value of our common stock as of each of April, July and October 2004, the board considered the appropriateness and weighting of each of the these generally accepted valuation approaches. The board concluded that, for purposes of the retrospective determination for April 2004, it was appropriate to rely upon a weighted combination of all three of these valuation approaches. For purposes of the retrospective determinations for July and October 2004, the board concluded that it was appropriate to rely upon a weighted combination of the market-multiple approach and the discounted cash flow approach, but that it was inappropriate to continue to give effect to a transaction-multiple approach because of the limited number of applicable transactions and the increasing likelihood of our initial public offering.

      The board also concluded, however, that it should, with respect to each valuation date, examine the underlying factors and assumptions reflected in the valuation approaches to determine whether the factors and assumptions continued to be appropriate as of the valuation date, after taking into consideration our circumstances at each date.

•	In considering the market-multiple approach, the board focused principally on the set of comparable companies and the financial metrics, including market value to revenue and our operating results.

•	In considering the discounted cash flow approach, the board focused principally on our financial projections and the discount rate.

•	In considering the transaction-multiple approach, the board focused primarily on the set of comparable transactions and the financial metrics, including market value to revenue and our operating results.

      In retrospectively determining the fair value of our common stock as of each of April, July and October 2004, the board considered whether it continued to be appropriate to reduce our estimated total enterprise value by (a) the amount of the liquidation preference attributable to our preferred stock and (b) a 15% marketability discount factor. As described below, the board evaluated these factors principally based upon its review of the circumstances and status of our proposed initial public offering.

      The following is a description of the board’s retrospective determination of the fair value of our common stock with respect to each such grant date.

      April 2004. In retrospectively determining the fair value of our common stock as of April 2004, the board noted that significant events had occurred between January 2004 and April 2004 that reflected our improved prospects for an initial public offering.

•	We previously had satisfied two metrics — profitability and a referencable customer base — identified to us by investment bank firms as thresholds to an initial public offering. The quarter ended March 31, 2004 was, however, the first quarter in which we achieved $10 million in quarterly revenue, which the investment banking firms had identified as the third key metric to be met by a technology company seeking to go public.

•	Preliminary discussions with investment banking representatives led to our initiation of a process for considering an initial public offering.

      As discussed above, the board concluded that, for purposes of the retrospective determination of fair value for April 2004, it was appropriate to rely upon the weighted combination of three generally accepted valuation approaches — the market-multiple approach, the discounted cash flow approach and the transaction-multiple approach.

      The board re-evaluated the key factors and assumptions underlying these approaches. For purposes of the market-multiple approach, the board reviewed and approved the following recommendations by management:

•	Management decided that it was appropriate to continue to use each of the comparable companies identified in the baseline valuation report but, in light of our improved prospects for an initial public offering, included additional comparable software companies that had completed initial public offerings a relatively short time before the valuation date.

•	Management updated the financial metrics, including the market value to revenue multiples of the comparable companies and our operating results through March 31, 2004.

For purposes of the discounted cash flow approach, the board approved management’s updating of the financial projections and concluded that it was appropriate to use a discount rate of 18%, the same rate that had been used in the baseline valuation report. With respect to the transaction-multiple approach, the board noted that no additional relevant transactions had occurred since the preparation of the baseline valuation report, and the board approved management’s updating of our operating results through March 31, 2004.

      Given the uncertainty of the timing and likelihood of an initial public offering, the board concluded that, while prospects for liquidity through an initial public offering had improved, it continued to be appropriate to reduce our estimated total enterprise value by (a) the amount of the liquidation preference attributable to our preferred stock and (b) a marketability discount factor assessed at 15%.

      In light of the foregoing, the board instructed management to prepare a revised valuation analysis that would reflect the methodology, factors and assumptions described above in order to retrospectively determine the fair value of our common stock for purposes of the stock option grants in April 2004. After concluding that the analysis was consistent with the practices recommended in the practice aid, the board used the analysis in retrospectively determining that the fair value of our common stock for purposes of the stock option grants in April 2004 approximated $6.75 per share. The difference between this valuation and $10.50, the mid-point of the initial public offering price range in this offering, is attributable in part to the adjustments for the liquidation preference attributable to our preferred stock and a 15% marketability discount for the illiquid nature of our common stock. In addition, the underwriters determined the mid-point of the price range based solely on a market-multiple valuation and using a set of comparable companies that included eight companies that had completed their initial public offerings after the April 2004 valuation date.

      July 2004. In retrospectively determining the fair value of our common stock as of July 2004, the board noted that events in May, June and July 2004 had defined more clearly the process and timing of our initial public offering. During this time, we began substantive conversations with underwriters regarding an initial public offering, even though we did not formally begin our initial public offering process until September of 2004. For the first time we were advised by investment banking firms that we had achieved the fundamental financial metrics that those firms viewed as thresholds to an initial public offering. The investment banking firms provided the board with initial estimates of our valuation, coupled with potential timetables contemplating the completion of an initial public offering in the first quarter of calendar 2005. Moreover, the prospects for our initial public offering became more credible as five comparable companies completed their initial public offerings in June and July.

      Based on these events, the board concluded, as discussed above, that it was appropriate to rely upon a weighted combination of market-multiple and discounted cash flow approaches, but that it was inappropriate to continue to give effect to a transaction-multiple approach because of the limited number of applicable transactions and the increased likelihood of our initial public offering. The board re-evaluated the key factors and assumptions underlying the market-multiple and discounted cash flow approaches. For purposes of the market-multiple approach, the board reviewed and approved the following recommendations by management:

•	Management decided that it was appropriate to use each of the comparable companies identified for purposes of the retrospective determination of fair value as of April 2004 but, in light of our improved prospects for an initial public offering, also included, on a weighted basis, five additional companies that had completed initial public offerings in June and July 2004.

•	Management updated the financial metrics, including the market value to revenue multiples of the comparable companies and our operating results through June 30, 2004.

For purposes of the discounted cash flow approach, the board approved management’s updating of the financial projections and determined that it was appropriate to continue to use the same discount rate as had been used for the retrospective determination of fair value as of April 2004.

      The board considered whether it continued to be appropriate to reduce our estimated total enterprise value by the amount of the liquidation preference attributable to our preferred stock and the 15% marketability discount factor. Given the increased likelihood of our proceeding with an initial public offering, the board concluded that it was no longer appropriate to reflect the liquidation preference attributable to our preferred stock. The board assumed that an initial public offering would result in a conversion of the preferred stock into common stock without need for any cash payment to the holders of preferred stock. The board also noted that the appropriateness of a marketability discount lessened as it became more likely that we would undertake an initial public offering, which would result in a liquidity event for our common stock. Accordingly, the board concluded that no marketability discount should be applied after the time we began holding substantive conversations regarding our initial public offering process.

      In light of the foregoing, the board instructed management to prepare a revised valuation analysis that would reflect the methodology, factors and assumptions described above in order to retrospectively determine the fair value of our common stock for purposes of the stock option grants in July 2004. After concluding that the analysis was consistent with the practices recommended in the practice aid, the board used the analysis in retrospectively determining that the fair value of our common stock for purposes of the stock option grants in July 2004 approximated $9.00 per share. The difference between this valuation and $10.50, the mid-point of the initial public offering price range in this offering, is attributable primarily to increases in the market prices of the stock of comparable companies after the July 2004 valuation date, particularly those companies that had completed initial public offerings since June 2004.

      October 2004. In retrospectively determining the fair value of our common stock as of October 2004, the board noted that events in August, September and October 2004 had continued to reflect an increased likelihood of our initial public offering. During this time, we selected managing underwriters and began the registration process by, among other things, conducting an organizational meeting.

      Based on these events, the board concluded that it was appropriate to use the same methodology as the board had used in retrospectively determining the fair value of our common stock as of July 2004. The board re-evaluated the key factors and assumptions underlying the market-multiple and discounted cash flow approaches. For purposes of the market-multiple approach, the board reviewed and approved the following recommendations by management:

•	Management reviewed and continued to use the set of comparable companies that had been used in connection with the retrospective determination of fair value as of July 2004.

•	Management updated the financial metrics, including the market value to revenue multiples of the comparable companies and our operating results through September 30, 2004.

For purposes of the discounted cash flow approach, the board approved management’s updating of the financial projections. The board also re-evaluated the discount rate and concluded that, given our status as an enterprise with consistent and increasing profitable operations and generation of positive cash flows as reflected in our consolidated financial statements for the years ended September 30, 2003 and 2004, the risk profile of our future income stream had decreased and therefore concluded that the discount rate should be decreased to 17% for the retrospective determination of fair value as of October 2004.

      The board assumed that an initial public offering would result in a conversion of the preferred stock into common stock without need for any cash payment to the holders of preferred stock. As discussed above, in light of our continuing public offering process, the board concluded that, based on prospects for liquidity through an initial public offering, the valuation analysis again should not reflect the liquidation preference attributable to our preferred stock nor a discount for marketability.

      In light of the foregoing, the board instructed management to prepare a revised valuation analysis that would reflect the methodology, factors and assumptions described above in order to retrospectively determine the fair value of our common stock for purposes of the stock option grants in October 2004. After concluding that the analysis was consistent with the practices recommended in the practice aid, the board used the analysis in retrospectively determining that the fair value of our common stock for purposes of the stock option grants in October 2004 approximated $10.50 per share, which also is the mid-point of the initial public offering price range in this offering. The market performance of the comparable companies reviewed by the board was similar to that of the comparable companies considered by the underwriters in setting the range. Moreover, the board’s retrospective determination of fair value as of October 2004 excluded any reduction in enterprise value for the liquidation preference attributable to our preferred stock and a marketability discount, which was consistent with the underwriters’ assumptions used in determining the range.

     Stock Option Grants in January 2005

      In January 2005, our board of directors authorized grants of stock options with an exercise price per share of $9.00, the fair value of our common stock as contemporaneously determined by the board. In connection with these stock option grants, the board considered the status of our continuing initial public offering process, including our decision to defer the marketing of our initial public offering from the first quarter of calendar 2005 until the second quarter of calendar 2005 given the continuing uncertainty and volatility in the markets for software and other technology companies.

      Based on its review, the board concluded that it was appropriate to use the same valuation methodology as was used in the retrospective determination of fair value as of October 2004. The board re-evaluated the key factors and assumptions underlying the market-multiple and discounted cash flow approaches. For purposes of the market-multiple approach, the board reviewed and approved the following recommendations by management:

•	Management reviewed and used the set of comparable companies that had been used in connection with the retrospective determination of fair value as of October 2004.

•	Management updated the financial metrics, including the market value to revenue multiples of the comparable companies and our operating results through December 31, 2004.

For purposes of the discounted cash flow approach, the board approved management’s updating of the financial projections and concluded that our financial profile had not changed materially and as such deemed it appropriate to continue to rely upon the same discount rate as had been used for the retrospective determination of fair value as of October 2004.

      The board considered whether it was appropriate to revise the assumption as to the amount of payments that would be due to holders of our preferred stock upon consummation of an initial public offering. The board now included in its valuation assessment an assumed amount that reflected the board’s expectations as to an amount of payments that could be successfully negotiated with the holders of the preferred stock. In light of our continuing public offering process the board concluded that, based on prospects for liquidity through an initial public offering, the valuation should not reflect a discount for marketability.

      In light of the foregoing, the board instructed management to prepare a contemporaneous valuation analysis that would reflect the methodology, factors and assumptions described above in order to determine the fair value of our common stock for purposes of the stock option grants in January 2005. After concluding that the analysis was consistent with the practices recommended in the practice aid, the board used the analysis in determining that the fair value of our common stock for purposes of the stock option grants in January 2005 approximated $9.00 per share. The difference between this valuation and $10.50, the mid-point of the initial public offering price range in this offering, is attributable primarily to the managing underwriters’ final determination of the filing range in mid-March 2005 using only a market-multiple approach and to a slight increase in the market prices of the stock of comparable companies since the January 2005 valuation date.

     Deferred Compensation

      The following table summarizes information about option grants since January 1, 2004:

	Number
	of Shares
	Subject to	Exercise		Intrinsic	Deferred
Option Grant Date	Options	Price	Fair Value	Value	Compensation

					(In thousands)
January 22, 2004	277,111	$3.36	$3.36	$—	$—
April 26, 2004	101,833	3.59	6.75	3.16	322
July 23, 2004	79,067	4.58	9.00	4.42	350
October 28, 2004	112,491	7.50	10.50	3.00	338
January 27, 2005	137,639	9.00	9.00	—	—

Total	708,141				$1,010

      The determination of the fair value of our common stock has involved significant judgments, assumptions, estimates and complexities that impact the amount of deferred stock-based compensation recorded and the resulting amortization in future periods. If we had made different assumptions, the amount of our deferred stock-based compensation, stock-based compensation expense, gross margin, net income and net income per share amounts could have been significantly different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the practice aid to determine the fair value of our common stock and that stock-based deferred compensation and related amortization have been recorded properly for accounting purposes.

      As a result of our retrospective determinations of fair value of our common stock, we recorded $1.0 million of deferred compensation for stock options granted through March 31, 2005. The amount of deferred compensation for each option grant during that period was calculated based upon the difference between the retrospectively determined fair value per share of the common stock at the date of the grant and the exercise price of the option. We amortized deferred stock-based compensation of $111,000 in fiscal 2004 and $250,000 in the six months ended March 31, 2005 and expect to amortize deferred stock-based compensation of $227,000 in the last six months of fiscal 2005, $228,000 in fiscal 2006, $107,000 in fiscal 2007 and $31,000 in fiscal 2008.

      As of March 31, 2005, we had outstanding stock options to acquire an aggregate of 2,195,128 shares of common stock and those stock options had an intrinsic value of $16.4 million. The “intrinsic value” of these stock options represented the difference between the assumed initial public offering price of $10.50 per share (the mid-point of the initial public offering price range) and the option exercise price, multiplied by the number of shares subject to the option. Of those outstanding options, (a) 1,220,949 shares had vested as of March 31, 2005, representing an intrinsic value of $10.4 million and (b) 974,179 shares were unvested, representing an intrinsic value of $6.0 million.

Goodwill, Long-Lived Assets and Other Intangible Assets

      Goodwill represents the excess of the purchase price over the fair value of net assets associated with the acquisition of the business of Marketic by our wholly owned subsidiary, Unica France on May 1, 2003. In accordance with SFAS 142, Goodwill and Other Intangible Assets, goodwill is not subject to amortization. We allocated a portion of the purchase price for Marketic to intangible assets, including customer contracts and developed technology, that are being amortized over their estimated useful lives of three years. We also allocated a portion of the Marketic purchase price to tangible assets and assessed the liabilities to be recorded as part of the purchase price. The estimates we made in allocating the purchase price of Marketic to tangible and intangible assets, and in assessing liabilities recorded as part of the purchase price, involved the application of judgment and the use of estimates, which could significantly affect our operating results and financial position. We review the carrying value of goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying value of goodwill may exceed its fair value. We evaluate impairment by comparing the estimated fair value of Unica France to its carrying value. We estimate fair value by computing the expected future discounted operating cash flows of Unica France based on historical result trends, which we adjust to reflect our best estimate of future markets and operating conditions. Actual results may differ materially from these estimates. The estimates we make in determining the fair value of Unica France involve the application of judgment, which could affect the timing and size of any future impairment charges. Impairment of our goodwill could significantly affect our operating results and financial position.

      In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of our long-lived assets, including intangible assets, may warrant revision or that the carrying value of these assets may be impaired. We evaluate the realizability of our long-lived assets, including intangible assets, based on profitability and cash flow expectations for the related assets. Any write-downs are treated as permanent reductions in the carrying amount of the assets. We must use judgment in evaluating whether events or circumstances indicate that useful lives should change or that the carrying value of assets has been impaired. Any resulting revision in the useful life or the amount of an impairment also requires judgment. Any of these judgments could affect the timing or size of any future impairment charges. Revision of useful lives or impairment charges could significantly affect our operating results and financial position.

Research and Development Expense for Software Products

      We evaluate whether to capitalize or expense software development costs in accordance with SFAS 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. We sell product licenses in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, we have concluded that technological feasibility is not established until the development stage of the product is nearly complete. We define technological feasibility as the completion of a working model. The time period during which costs could be capitalized, from the point of reaching technological feasibility until the time of general product release, is very short and consequently the amounts that could be capitalized would not be material to our financial position or results of operations. Therefore, research and development costs have been expensed in the period in which they are incurred.

Income Taxes

      We are subject to income taxes in both the United States and foreign jurisdictions, and we use estimates in determining our provision for income taxes. Deferred tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities are determined separately by tax jurisdiction. In making these determinations, we estimate tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. At September 30, 2004, our deferred tax assets consisted primarily of foreign net operating loss carryforwards, state research and development credit carryforwards, and temporary differences. We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. During fiscal 2004, we determined that it was more likely than not that future taxable income would be sufficient to realize the U.S. portion of the deferred tax assets, and as a result we reversed a portion of the valuation allowance and recorded an income tax benefit. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

Results of Operations

Comparison of Six Months Ended March 31, 2004 and 2005

Revenue

	Six Months Ended March 31,

					Period-to-Period
	2004		2005		Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
License revenue:
Perpetual license	$9,748	45%	$12,559	42%	$2,811	29%
Allocated term license	792	4	1,383	5	591	75

Total license revenue	10,540	49	13,942	47	3,402	32
Maintenance and services revenue:
Maintenance fees	7,450	35	11,027	37	3,577	48
Allocated term maintenance	238	1	739	2	501	211
Services	3,224	15	4,237	14	1,013	31

Total maintenance and services revenue	10,912	51	16,003	53	5,091	47

Total revenue	$21,452	100%	$29,945	100%	$8,493	40%

      The $2.8 million increase in perpetual license revenue reflected increases of (a) $1.2 million from licenses to new customers and (b) $1.6 million from additional licenses to existing customers. The increase in perpetual license revenue was attributable principally to licenses of Affinium Campaign and related modules, particularly Affinium Campaign Interact and Affinium Campaign Optimize, and to licenses of Affinium Plan.

      A term arrangement includes, for a bundled fee, (a) the right to use our software for a specified period of time, (b) updates and upgrades to our software, and (c) technical support. As a result, fees paid in connection with a term arrangement are allocated between license revenue and maintenance based on estimated fair value. The increases in both allocated term license revenue and allocated term maintenance revenue from the six months ended March 31, 2004 to the six months ended March 31, 2005 reflected an increase in the number of companies that sublicensed our products from existing MSPs and, to a lesser extent, from new MSPs added during fiscal 2004.

      Maintenance fees revenue is associated with the sale of perpetual licenses and maintenance renewal agreements from our existing installed customer base. The $3.6 million increase in maintenance fees revenue reflected an increased number of maintenance agreements resulting from growth in our installed customer base. Of this amount, $488,000 was attributable to maintenance from companies that were customers of the Marketic business when it was acquired by Unica France on May 1, 2003. We expect our maintenance fees revenue to continue to increase as our installed customer base grows.

      The $1.0 million increase in services revenue resulted principally from an increase in implementation and other services projects.

	Six Months Ended March 31,

					Period-to-Period
	2004		2005		Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
Recurring revenue:
Term fees:
Allocated term license	$792	4%	$1,383	5%	$591	75%
Allocated term maintenance	238	1	739	2	501	211

Total term fees	1,030	5	2,122	7	1,092	106
Maintenance fees	7,450	35	11,027	37	3,577	48

Total recurring revenue	8,480	40	13,149	44	4,669	55

Nonrecurring revenue:
Perpetual license	9,748	45	12,559	42	2,811	29
Services	3,224	15	4,237	14	1,013	31

Total nonrecurring revenue	12,972	60	16,796	56	3,824	29

Total revenue	$21,452	100%	$29,945	100%	$8,493	40%

      We generate recurring revenue from both term arrangements and maintenance agreements. For both term arrangements and maintenance agreements, we generally invoice customers in annual or quarterly installments and collect billings in advance. Revenue is deferred at the time the term arrangement or maintenance agreement is initiated and is recognized ratably over the life of the arrangement or agreement.

      The $4.7 million increase in recurring revenue resulted from growth in both term fees and maintenance fees revenue. As discussed above, the $1.1 million increase in aggregate term fees revenue reflected an increase in the number of companies that sublicensed our products from existing MSPs and, to a lesser extent, from new MSPs added during fiscal 2004. The $3.6 million increase in maintenance fees revenue reflected an increased number of maintenance agreements resulting from growth in our installed customer base. Of this amount, $488,000 was attributable to maintenance from companies that were customers of the Marketic business when it was acquired by Unica France on May 1, 2003.

      We intend to increase our recurring revenue from maintenance by sustaining our historical maintenance renewal rates while entering into additional maintenance arrangements in connection with new perpetual license agreements. In addition, we intend to increase the percentage of our total revenue derived from term arrangements in order to diversify our revenue stream and provide us with greater revenue predictability. We intend to increase our term fees revenue by continuing to dedicate resources to support existing and new MSPs. Differences in the mix of our perpetual license revenue and our term fees revenue could cause our revenue, gross margins and profitability for a quarter to vary from our expectations.

	Six Months Ended March 31,

					Period-to-Period
	2004		2005		Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
Americas	$16,520	77%	$23,709	79%	$7,189	44%
International	4,932	23	6,236	21	1,304	26

Total revenue	$21,452	100%	$29,945	100%	$8,493	40%

      For purposes of this discussion, we designate revenue by geographic regions based on the locations of customers. Total revenue from North, Central and South America increased by $7.2 million, reflecting our continued development of the Americas market. The increase consisted of revenue from licenses and related maintenance and services arrangements with new customers and revenue from our expanded offerings, particularly Affinium Plan and Affinium Campaign Interact.

      Total international revenue, which includes revenue from Europe, Asia, Australia, Africa and the Middle East, increased by $1.3 million, reflecting increased sales in France and an overall increase in maintenance revenue.

Cost of Revenue

	Six Months Ended March 31,

					Period-to-Period
	2004		2005		Change

		Percentage of		Percentage of
		Related		Related		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
License	$271	3%	$413	3%	$142	52%
Maintenance and services	3,724	34	4,989	31	1,265	34

Total cost of revenue	$3,995	19%	$5,402	18%	$1,407	35%

      The $142,000 increase in cost of license revenue was comprised principally of $91,000 of increased salaries and benefits.

      The $1.3 million increase in cost of maintenance and services revenue was primarily due to an increase in salaries, benefits and allocated overhead attributable to a 51% increase in consulting and support personnel.

Gross Profit

	Six Months Ended March 31,

					Period-to-Period
	2004		2005		Change

		Gross Margin		Gross Margin
		on Related		on Related		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
License	$10,269	97%	$13,529	97%	$3,260	32%
Maintenance and services	7,188	66	11,014	69	3,826	53

Total gross profit	$17,457	81%	$24,543	82%	$7,086	41%

      Gross margin on license revenue remained consistent at 97% as a result of consistent sales of products with the same level of third-party royalties. Royalties paid for third-party licensed technology represented 1% of total license revenue in both six-month periods, and we expect this percentage to remain relatively constant for the foreseeable future. Because of the relative immateriality of this third-party licensed technology as well as the availability of alternative equivalent technology, we do not expect that our inability to license this technology in the future would have a material effect on our business or operating results.

      Gross margin on maintenance and services revenue increased during the most recent six-month period compared to the six months ended March 31, 2004, as a result of a higher proportion of maintenance revenue, which generates a higher gross margin, and a reduced use of subcontractors engaged in the delivery of consulting services.

      Gross margin on total revenue increased by 1%, principally reflecting growth of maintenance and services revenue from the same quarter last year, with a coinciding improvement in related costs.

      We expect our cost of revenue to increase at approximately the same rate as the corresponding revenue for the foreseeable future. As a result, we expect that our gross profits will increase but that our gross margins will remain relatively stable or decline slightly for the foreseeable future.

Operating Expenses

	Six Months Ended March 31,

					Period-to-Period
	2004		2005		Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
Sales and marketing	$9,948	46%	$13,464	45%	$3,516	35%
Research and development	3,680	17	5,410	18	1,730	47
General and administrative	1,819	9	3,050	10	1,231	68
In-process research and development and amortization of intangible assets	210	1	236	1	26	12

Total operating expenses	$15,657	73%	$22,160	74%	$6,503	42%

      Sales and Marketing. The $3.5 million increase in sales and marketing expense principally reflected a $1.8 million increase in salaries, benefits and allocated overhead attributable to a 39% increase in sales and marketing headcount. The additional personnel consisted primarily of sales managers and sales support staff in the United States. In addition, commission expense increased by $557,000 as a result of the increased level of revenue, and travel expense increased by $330,000. Marketing programs expenses increased by $411,000, reflecting increases in lead generation programs such as tradeshows and the initiation of a limited advertising program focused on marketing organizations. We expect sales and marketing expense to continue to increase in absolute dollars for the foreseeable future, but to decline slightly as a percentage of total revenue over that time as we leverage our current sales and marketing personnel to increase recurring and other license revenue.

      Research and Development. The $1.7 million increase in research and development expense was due primarily to a $1.5 million increase in salaries, benefits and allocated overhead related to a 61% increase in the number of employees working on the development of new products, enhancement of existing products, quality assurance and testing. The addition of personnel and our continued investment in research and development were driven by our continuing strategy to expand our EMM product offerings and enhance existing products in order to keep pace with technological developments, satisfy increasing customer requirements and achieve market acceptance. We expect research and development expense to increase in absolute dollars for the foreseeable future, but to remain relatively stable as a percentage of total revenue.

      General and Administrative. The $1.2 million increase in general and administrative expense was attributable principally to a $387,000 increase in salaries, benefits and allocated overhead related to a 89% increase in general and administrative headcount. In addition, professional fees increased by $333,000 as a result of increased costs associated with the performance of quarterly reviews and annual audits and in preparation for compliance with the Sarbanes-Oxley Act, and rent expense increased by $324,000 as a result of the expansion of our headquarters facility. We expect general and administrative expense to continue to increase in absolute dollars and as a percentage of total revenue for the foreseeable future as we invest in infrastructure to support continued growth and incur additional expenses related to being a publicly traded company, including increased audit fees and costs of compliance with the Sarbanes-Oxley Act.

      In-Process Research and Development and Amortization of Intangible Assets. Amortization of intangible assets was consistent as a result of the continued amortization of intangible assets related to the Marketic acquisition.

     Operating and Other Income

	Six Months Ended March 31,

					Period-to-Period
	2004		2005		Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
Income from operations	$1,800	8%	$2,383	8%	$583	32%
Interest income, net	65	1	164	1	99	152
Other income (expense), net	(13)	0	121	0	134	n/m *

Income before provision for income taxes	$1,852	9%	$2,668	9%	$816	44%

* Not meaningful.

     The $583,000 increase in income from operations resulted from a $7.1 million increase in gross profits, offset in part by a $6.5 million increase in aggregate operating expenses.

      Interest income, net consisted of interest income generated from the investment of our cash balances, less related bank fees. The $99,000 increase in interest income, net principally reflected a higher cash balance during the six months ended March 31, 2005.

      Other income (expense), net consisted of foreign currency translation and transaction gains and losses, as well as other miscellaneous income and charges. For the six months ended March 31, 2005, we recorded foreign currency translation gains of $91,000 and foreign currency transaction gains of $35,000. These gains principally reflected a weakening of the dollar versus the Euro, British Pound and the Singapore Dollar.

     Provision for Income Taxes

	Six Months Ended March 31,

					Period-to-Period
	2004		2005		Change

		Percentage of		Percentage of
		Income Before		Income Before
		Provision for		Provision for		Percentage
	Amount	Income Taxes	Amount	Income Taxes	Amount	Change

	(dollars in thousands)
Provision for income taxes	$328	18%	$934	35%	$606	185%

      The $606,000 increase in the provision for income taxes principally reflected the $816,000 increase in our income before provision for income taxes. The increase in our effective tax rate reflected our increased level of income before provision for income taxes, as well as a decrease in the benefit resulting from our use of net operating loss carryforwards to offset pre-tax income.

Comparison of Years Ended September 30, 2003 and 2004

      Revenue

	Year Ended September 30,

	2003		2004		Year-to-Year Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
License revenue:
Perpetual license	$16,731	53%	$22,278	46%	$5,547	33%
Allocated term license	472	2	1,741	3	1,269	269

Total license revenue	17,203	55	24,019	49	6,816	40

Maintenance and services revenue:
Maintenance fees	10,104	33	16,996	35	6,892	68
Allocated term maintenance	136	0	826	2	690	507
Services	3,865	12	6,874	14	3,009	78

Total maintenance and services revenue	14,105	45	24,696	51	10,591	75

Total revenue	$31,308	100%	$48,715	100%	$17,407	56%

      The $5.5 million increase in perpetual license revenue reflected increases of (a) $4.5 million from licenses to new customers and (b) $1.0 million from additional licenses to existing customers, including $377,000 from additional licenses to companies that were customers of Marketic prior to its acquisition. The increase in perpetual license revenue was attributable principally to licenses of Affinium Campaign and related modules, particularly Affinium Campaign Optimize, and to licenses of Affinium Plan.

      The increases in both allocated term license revenue and allocated term maintenance revenue from fiscal 2003 to fiscal 2004 reflected an increase in the number of companies that sublicensed our products from existing MSPs and, to a lesser extent, from new MSPs added during fiscal 2004.

      The $6.9 million increase in maintenance fees revenue reflected an increased number of maintenance agreements resulting from growth in our installed customer base. Of this amount, $1.7 million was attributable to maintenance from companies that were customers of the Marketic business when it was acquired by Unica France on May 1, 2003. In each of fiscal 2003 and fiscal 2004, customers renewed maintenance arrangements in effect as of the beginning of the fiscal year representing, by dollar value, approximately 90% of the maintenance agreements that came up for renewal during the fiscal year.

      The $3.0 million increase in services revenue resulted principally from an increase in implementation and other services projects and the inclusion of the first full year of Marketic operations following the acquisition.

	Year Ended September 30,

	2003		2004		Year-to-Year Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
Recurring revenue:
Term fees:
Allocated term license	$472	2%	$1,741	3%	$1,269	269%
Allocated term maintenance	136	0	826	2	690	507

Total term fees	608	2	2,567	5	1,959	322
Maintenance fees	10,104	33	16,996	35	6,892	68

Total recurring revenue	10,712	35	19,563	40	8,851	83

Nonrecurring revenue:
Perpetual license	16,731	53	22,278	46	5,547	33
Services	3,865	12	6,874	14	3,009	78

Total nonrecurring revenue	20,596	65	29,152	60	8,556	42

Total revenue	$31,308	100%	$48,715	100%	$17,407	56%

      The $8.9 million increase in recurring revenue resulted from growth in both term fees and maintenance fees revenue. As discussed above, the $2.0 million increase in aggregate term fees revenue reflected an increase in the number of companies that sublicensed our products from existing MSPs and, to a lesser extent, from new MSPs added during fiscal 2004. The $6.9 million increase in maintenance fees revenue reflected an increased number of maintenance agreements resulting from growth in our installed customer base. Of this amount, $1.7 million was attributable to maintenance from companies that were customers of the Marketic business when it was acquired by Unica France on May 1, 2003.

	Year Ended September 30,

	2003		2004		Year-to-Year Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
Americas	$25,705	82%	$35,969	74%	$10,264	40%
International	5,603	18	12,746	26	7,143	127

Total revenue	$31,308	100%	$48,715	100%	$17,407	56%

      Total revenue from North, Central and South America increased by $10.3 million, reflecting our continued development of the Americas market. The increase consisted of revenue from licenses and related maintenance and services arrangements with new customers and revenue from our expanded offerings, particularly Affinium Campaign Optimize and Affinium Plan.

      Total international revenue, which includes revenue from Europe, Asia, Australia, Africa and the Middle East, increased by $7.1 million, reflecting a $4.6 million increase in revenue from the inclusion of the first full year of Marketic operations following the acquisition. In addition, the expansion of our sales force generated revenue from new customers in the United Kingdom, Australia and Southeast Asia.

Cost of Revenue

	Year Ended September 30,

	2003		2004		Year-to-Year Change

		Percentage of		Percentage of
		Related		Related		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
License	$300	2%	$687	3%	$387	129%
Maintenance and services	4,646	33	8,075	33	3,429	74

Total cost of revenue	$4,946	16%	$8,762	18%	$3,816	77%

      The $387,000 increase in cost of license revenue was comprised principally of $364,000 of increased royalty costs to third-party vendors.

      The $3.4 million increase in cost of maintenance and services revenue was primarily due to an increase of $2.2 million in salaries, benefits and allocated overhead attributable to a 38% increase in consulting and support personnel. In addition, consulting services costs increased as a result of an increase of $631,000 in fees paid to subcontractors engaged to augment in-house consulting capacity, as well as a $343,000 increase in billable travel expenses.

Gross Profit

	Year Ended September 30,

	2003		2004		Year-to-Year Change

		Gross Margin		Gross Margin
		on Related		on Related		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
License	$16,903	98%	$23,332	97%	$6,429	38%
Maintenance and services	9,459	67	16,621	67	7,162	76

Total gross profit	$26,362	84%	$39,953	82%	$13,591	52%

      Gross margin on license revenue declined by 1% as the result of increased sales of products with higher third-party royalties. Royalties paid for third-party licensed technology represented 2% of total license revenue in fiscal 2004.

      Gross margin on maintenance and services revenue was unchanged, as costs increased proportionally to maintenance and services revenue.

      Gross margin on total revenue declined by 2%, principally reflecting growth of maintenance and services revenue at a faster rate than higher-margin license revenue.

Operating Expenses

	Year Ended September 30,

	2003		2004		Year-to-Year Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
Sales and marketing	$15,378	49%	$22,971	47%	$7,593	49%
Research and development	4,981	16	8,333	17	3,352	67
General and administrative	3,090	10	4,206	9	1,116	36
In-process research and development and amortization of intangible assets	380	1	433	1	53	14

Total operating expenses	$23,829	76%	$35,943	74%	$12,114	51%

      Sales and Marketing. The $7.6 million increase in sales and marketing expense principally reflected a $4.4 million increase in salaries, benefits and allocated overhead attributable to a

39% increase in sales and marketing headcount. The additional personnel consisted primarily of direct sales employees hired as part of our continuing efforts to expand our worldwide installed base as well as business development employees added to support alliance relationships with MSPs and systems integrators. In addition, as a result of the increased level of revenue, commission expense increased by $1.5 million and travel expense increased by $1.0 million. Marketing programs expenses increased by $607,000, reflecting increases in lead generation programs such as tradeshows.

      Research and Development. The $3.4 million increase in research and development expense was due primarily to a $3.1 million increase in salaries, benefits and allocated overhead related to a 56% increase in the number of employees working on the development of new products, enhancement of existing products, quality assurance and testing. The addition of personnel and our continued investment in research and development were driven by our continuing strategy to expand our EMM product offerings and enhance existing products in order to keep pace with technological developments, satisfy increasing customer requirements and achieve market acceptance.

      General and Administrative. The $1.1 million increase in general and administrative expense was attributable principally to a $928,000 increase in salaries, benefits and allocated overhead related to a 60% increase in general and administrative headcount. In addition, professional fees increased by $163,000 as a result of increased costs associated with the performance of quarterly reviews and annual audits.

      In-Process Research and Development and Amortization of Intangible Assets. In connection with the acquisition of the Marketic business by Unica France on May 1, 2003, we recorded a $218,000 charge in fiscal 2003 to write-off acquired in-process research and development, for which technological feasibility had not been established and for which alternative future uses did not exist. No events required a charge to in-process research and development in fiscal 2004. The decreased level of in-process research and development expense in fiscal 2004 was substantially offset by a $271,000 increase in amortization of intangible assets as the result of our inclusion of a full year’s amortization expense with respect to the Marketic business.

Operating and Other Income

	Year Ended September 30,

	2003		2004		Year-to-Year Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
Income from operations	$2,533	8%	$4,010	8%	$1,477	58%
Interest income, net	155	0	173	0	18	12
Other income (expense), net	(40)	0	50	0	90	n/m *

Income before provision for income taxes	$2,648	8%	$4,233	8%	$1,585	60%

*	Not meaningful.

     The $1.5 million increase in income from operations resulted from a $13.6 million increase in gross profits, offset in part by a $12.1 million increase in aggregate operating expenses.

      Interest income, net consisted of interest income generated from the investment of our cash balances, less related bank fees. The $18,000 increase in interest income, net principally reflected a higher cash balance in fiscal 2004, offset substantially by lower interest rates.

      Other income (expense), net consisted of foreign currency transaction and translation gains and losses, as well as other miscellaneous income and charges. The increase in other income (expense), net principally reflected changes in foreign exchange rates in fiscal 2004.

Provision for Income Taxes

Year Ended September 30,

	2003		2004		Year-to-Year Change

		Percentage of		Percentage of
		Income		Income
		Before		Before
		Provision for		Provision for
		Income		Income		Percentage
	Amount	Taxes	Amount	Taxes	Amount	Change

(dollars in thousands)
Provision for income taxes	$170	6%	$769	18%	$599	352%

      The $599,000 increase in the provision for income taxes principally reflected the $1.6 million increase in our income before provision for income taxes. In addition, in fiscal 2003 we recorded a reduction in our valuation allowance of $1.2 million related to the utilization of net operating loss carryforwards and research and development credit carryforwards in the United States. Prior to October 1, 2003, we had net deferred tax assets, which had been reserved in full by a valuation allowance. During fiscal 2004, we determined that it was more likely than not that future taxable income would be sufficient to realize the U.S. portion of the deferred tax assets, and as a result we reversed a portion of the valuation allowance and recorded an income tax benefit of $719,000.

      The increase in our effective tax rate reflected our increased level of income before provision for income taxes, as well as a decrease in the benefit resulting from the reduction of the deferred tax valuation allowance.

      At September 30, 2004, we had available state research and development credit carryforwards of $43,000, net of federal benefit, that expire through fiscal 2009 and foreign net operating loss carryforwards of $500,000 that do not expire. We had no U.S. net operating loss carryforwards. The extent to which we can benefit from our deferred tax assets in future fiscal years will depend on the amount of taxable income we generate in France.

Comparison of Years Ended September 30, 2002 and 2003

Revenue

	Year Ended September 30,

	2002		2003		Year-to-Year Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
License revenue:
Perpetual license	$11,669	57%	$16,731	53%	$5,062	43%
Allocated term license	—	—	472	2	472	n/m	*

Total license revenue	11,669	57	17,203	55	5,534	47

Maintenance and services revenue:
Maintenance fees	5,435	26	10,104	33	4,669	86
Allocated term maintenance	—	—	136	0	136	n/m	*
Services	3,544	17	3,865	12	321	9

Total maintenance and services revenue	8,979	43	14,105	45	5,126	57

Total revenue	$20,648	100%	$31,308	100%	$10,660	52%

*	Not meaningful.

     The $5.1 million increase in perpetual license revenue was equally attributable to additional licenses to existing customers and licenses to new customers. The increase in perpetual license revenue was attributable principally to licenses of Affinium Campaign.

      During fiscal 2003, we began marketing our software under term arrangements, generally through MSPs. In fiscal 2003, we generated $472,000 of allocated term license revenue and $136,000 of allocated term maintenance revenue from the initial sublicensings of Affinium software to customers of MSPs.

      The $4.7 million increase in maintenance fees revenue reflected an increased number of maintenance agreements resulting from growth in our installed customer base. In each of fiscal 2002 and fiscal 2003, customers renewed maintenance arrangements in effect as of the beginning of the fiscal year representing, by dollar value, approximately 90% of the maintenance agreements that came up for renewal during the fiscal year.

      The $321,000 increase in services revenue reflected a limited increase in implementation projects for new customers. Services revenue did not increase at the same rate as license revenue as we developed relationships with systems integrators that contracted directly with our customers to support our software implementations.

	Year Ended September 30,

	2002		2003		Year-to-Year Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
Recurring revenue:
Term fees:
Allocated term license	$—	—%	$472	2%	$472	n/m	*
Allocated term maintenance	—	—	136	0	136	n/m	*

Total term fees	—	—	608	2	608	n/m	*
Maintenance fees	5,435	26	10,104	33	4,669	86%

Total recurring revenue	5,435	26	10,712	35	5,277	97

Nonrecurring revenue:
Perpetual license	11,669	57	16,731	53	5,062	43
Services	3,544	17	3,865	12	321	9

Total nonrecurring revenue	15,213	74	20,596	65	5,383

Total revenue	$20,648	100%	$31,308	100%	$10,660	52%

*	Not meaningful.

     The $5.3 million increase in recurring revenue resulted from growth in maintenance fees and, to a lesser extent, term fees revenue. As discussed above, the $608,000 of aggregate term fees revenue in fiscal 2003 was attributable to the initial sublicensings of Affinium software through MSPs. The $4.7 million increase in maintenance fees revenue reflected an increased number of maintenance agreements resulting from growth in our installed customer base.

	Year Ended September 30,

	2002		2003		Year-to-Year Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
Americas	$18,214	88%	$25,705	82%	$7,491	41%
International	2,434	12	5,603	18	3,169	130

Total revenue	$20,648	100%	$31,308	100%	$10,660	52%

      Total revenue from North, Central and South America increased by $7.5 million, reflecting our continued development of the Americas market. The increase consisted primarily of revenue from additional licenses to existing customers and licenses to new customers, in each case with related maintenance arrangements.

      Total international revenue, which includes revenue from Europe, Asia, Australia, Africa and the Middle East, increased by $3.2 million. This increase reflected revenue from licenses to new customers in the United Kingdom, revenue from initial licenses with customers in Germany, South Korea and Southeast Asia, and, to a lesser extent, the inclusion of revenue from the Marketic business acquired by Unica France on May 1, 2003.

Cost of Revenue

	Year Ended September 30,

	2002		2003		Year-to-Year Change

		Percentage of		Percentage of
		Related		Related		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
License	$407	3%	$300	2%	$(107)	(26)%
Maintenance and services	2,567	29	4,646	33	2,079	81

Total cost of revenue	$2,974	14%	$4,946	16%	$1,972	66%

      The $107,000 decrease in cost of license revenue was primarily due to a reduction in the costs of contract labor and our ability to leverage our in-house resources to satisfy documentation needs.

      The $2.1 million increase in cost of maintenance and services revenue consisted of an increase in salaries, benefits and allocated overhead attributable to a 67% increase in consulting and support personnel.

Gross Profit

	Year Ended September 30,

	2002		2003		Year-to-Year Change

		Gross Margin		Gross Margin
		on Related		on Related		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
License	$11,262	97%	$16,903	98%	$5,641	50%
Maintenance and services	6,412	71	9,459	67	3,047	48

Total gross profit	$17,674	86%	$26,362	84%	$8,688	49%

      Gross margin on license revenue increased 1% as the result of the reduction in the costs of contract labor and our ability to leverage our in-house resources to satisfy documentation needs.

      Gross margin on maintenance and services revenue decreased 4% as a result of the increased headcount required to support our implementation efforts as we continued to build our global services infrastructure.

      Gross margin on total revenue declined 2%, principally as a result of the decreased gross margin on maintenance and services revenue.

Operating Expenses

	Year Ended September 30,

	2002		2003		Year-to-Year Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
Sales and marketing	$12,941	63%	$15,378	49%	$2,437	19%
Research and development	3,004	15	4,981	16	1,977	66
General and administrative	1,408	7	3,090	10	1,682	119
In-process research and development and amortization of intangible assets	—	—	380	1	380	n/m *

Total operating expenses	$17,353	85%	$23,829	76%	$6,476	37%

*	Not meaningful.

     Sales and Marketing. The $2.4 million increase in sales and marketing expense primarily reflected a $1.3 million increase in salaries, benefits and allocated overhead attributable to a 22% increase in sales and marketing headcount. In addition, commission expense increased by $714,000 as a result of the increased level of revenue and marketing programs expenses increased by $291,000 principally as the result of spending on trade shows and seminar participation. Sales and marketing expense decreased as a percentage of total revenue as we continued to leverage our earlier investments in sales and marketing.

      Research and Development. The $2.0 million increase in research and development expense was due to increased salaries, benefits and allocated overhead related to a 71% increase in the number of employees working on the development of Affinium Campaign offerings.

      General and Administrative. The $1.7 million increase in general and administrative expense was attributable principally to a $1.2 million increase in salaries, benefits and allocated overhead related to a 67% increase in general and administrative headcount. In addition, rent increased by $264,000 as the result of our relocation of our corporate headquarters to Waltham, Massachusetts.

      In-Process Research and Development and Amortization of Intangible Assets. In connection with the acquisition of the Marketic business by Unica France on May 1, 2003, we recorded a $218,000 charge in fiscal 2003 to write-off acquired in-process research and development, for which technological feasibility had not been established and for which alternative future uses did not exist. In addition, we recorded $162,000 of amortization of intangible assets related to the Marketic acquisition.

Operating and Other Income

	Year Ended September 30,

	2002		2003		Year-to-Year Change

		Percentage of		Percentage of
		Total		Total		Percentage
	Amount	Revenue	Amount	Revenue	Amount	Change

	(dollars in thousands)
Income from operations	$321	2%	$2,533	8%	$2,212	689%
Interest income, net	74	0	155	0	81	109
Other income (expense), net	(4)	0	(40)	0	(36)	900

Income before provision for income taxes	$391	2%	$2,648	8%	$2,257	577%

      The $2.2 million increase in income from operations resulted from a $8.7 million increase in gross profits, offset in part by a $6.5 million increase in aggregate operating expenses.

      The $81,000 increase in interest income, net principally reflected a higher cash balance in fiscal 2003, offset in part by lower interest rates and decreased interest expense as the result of a lower level of interest-bearing debt.

      The $36,000 decrease in other income (expense), net principally reflected changes in foreign exchange rates in fiscal 2003.

Provision for Income Taxes

Year Ended September 30,

	2002		2003		Year-to-Year Change

		Percentage of		Percentage of
		Income		Income
		Before		Before
		Provision for		Provision for		Percentage
	Amount	Income Taxes	Amount	Income Taxes	Amount	Change

(dollars in thousands)
Provision for income taxes	$60	15%	$170	6%	$110	183%

      The $110,000 increase in the provision for income taxes principally reflected the $2.3 million increase in our income before provision for income taxes, substantially offset by benefits from the application of net operating loss carryforwards.

      The decrease in our effective tax rate reflected our application of net operating loss carryforwards, which more than offset the additional income taxes attributable to the increased level of income before provision for income taxes.

Selected Quarterly Operating Results

      The tables below show our unaudited consolidated quarterly income statement data for each of our nine most recent quarters, as well as the percentage of total revenue for each line item shown. This information has been derived from our unaudited financial statements, which, in our opinion, have been prepared on the same basis as our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. This information should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus.

	Fiscal 2003				Fiscal 2004				Fiscal 2005

	Three Months Ended

	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2002	2003	2003	2003	2003	2004	2004	2004	2004	2005

	(in thousands)
Revenue:
License	$4,297	$4,032	$4,216	$4,658	$4,922	$5,618	$7,187	$6,292	$6,947	6,995
Maintenance and services	2,657	3,182	3,924	4,342	4,977	5,935	6,250	7,534	7,686	8,317

Total revenue	6,954	7,214	8,140	9,000	9,899	11,553	13,437	13,826	14,633	15,312

Cost of revenue:
License	75	109	10	106	139	132	130	286	201	212
Maintenance and services	886	1,063	1,310	1,387	1,639	2,085	2,185	2,166	2,324	2,665

Total cost of revenue	961	1,172	1,320	1,493	1,778	2,217	2,315	2,452	2,525	2,877

Gross profit	5,993	6,042	6,820	7,507	8,121	9,336	11,122	11,374	12,108	12,435

Operating expenses:
Sales and marketing	3,548	3,380	3,972	4,478	4,476	5,472	6,507	6,516	6,708	6,756
Research and development	910	1,083	1,469	1,519	1,787	1,893	2,255	2,398	2,590	2,820
General and administrative	620	707	875	888	832	987	1,210	1,177	1,438	1,612
In-process research and development and amortization of intangible assets	—	—	280	100	105	105	111	112	117	119

Total operating expenses	5,078	5,170	6,596	6,985	7,200	8,457	10,083	10,203	10,853	11,307

Income from operations	915	872	224	522	921	879	1,039	1,171	1,255	1,128
Interest income, net	31	51	35	38	31	34	34	74	74	90
Other income (expense), net	(8)	(6)	(28)	2	6	(19)	7	56	214	(93)

Income before provision for income taxes	938	917	231	562	958	894	1,080	1,301	1,543	1,125
Provision for income taxes	42	44	29	55	170	158	197	244	540	394

Net income	$896	$873	$202	$507	$788	$736	$883	$1,057	$1,003	$731

	Fiscal 2003				Fiscal 2004				Fiscal 2005

	Three Months Ended

	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31
	2002	2003	2003	2003	2003	2004	2004	2004	2004	2005

	(percentage of total revenue)
Revenue:
License	62%	56%	52%	52%	50%	49%	53%	46%	47%	46%
Maintenance and services	38	44	48	48	50	51	47	54	53	54

Total revenue	100	100	100	100	100	100	100	100	100	100
Cost of revenue	14	16	16	17	18	19	17	18	17	19

Gross margin*	86	84	84	83	82	81	83	82	83	81

Operating expenses:
Sales and marketing	51	47	49	49	45	47	48	47	46	44
Research and development	13	15	18	17	18	16	17	17	17	18
General and administrative	9	10	11	10	9	9	9	9	10	11
In-process research and development and amortization of intangible assets	0	0	3	1	1	1	1	1	1	1

Total operating expenses	73	72	81	77	73	73	75	74	74	74

Income from operations	13	12	3	6	9	8	8	8	9	7
Interest income, net	0	1	0	0	1	0	0	1	1	1
Other income (expense), net	0	0	0	0	0	0	0	0	1	(1)

Income before provision for income taxes	13	13	3	6	10	8	8	9	11	7
Provision for income taxes	0	1	1	0	2	2	1	1	4	2

Net income	13%	12%	2%	6%	8%	6%	7%	8%	7%	5%

*Gross margin on related revenue:
License	98%	97%	100%	98%	97%	98%	98%	95%	97%	97%
Maintenance and services	67	67	67	68	67	65	65	71	70	68

Revenue

      Total revenue increased sequentially in each quarter from the three months ended December 31, 2002 through the three months ended March 31, 2005, as the market for EMM software benefited from increased spending on information technology, particularly in the United States, and an improving world economy. More specifically, our sequential growth in total revenue reflected (a) increases in license revenue from perpetual license agreements and term arrangements, (b) increases in maintenance fees revenue from both new license agreements and renewals of maintenance agreements, and (c) increases in services revenue related to implementation projects. In addition, both license revenue and maintenance and services revenue grew as a result of the acquisition of Marketic by Unica France on May 1, 2003.

      After growing gradually during the last two quarters of fiscal 2003, our license revenue increased more rapidly in the first three quarters of fiscal 2004 as we began to recognize license revenue following our increased investment in Affinium Plan and our introduction of software modules such as Affinium Campaign Optimize. In addition, throughout fiscal 2004 and the six months ended March 31, 2005 we recognized increasing revenue from term arrangements, which we began to market through MSPs in fiscal 2003. Our license revenue was markedly higher in the three months ended June 30, 2004 as a result of our entering into two large perpetual license agreements that accounted for a significant amount of license revenue for the quarter.

      Quarterly maintenance and services revenue increased sequentially in each quarter from the three months ended December 31, 2002 through the three months ended March 31, 2005, principally reflecting increased maintenance fees revenue generated from growth in our installed base. In the three months ended March 31, 2004, maintenance and services revenue increased by $1.0 million from the preceding quarter, reflecting not only continued growth in maintenance fees revenue from our installed base but also $429,000 from maintenance renewals by companies that were customers of the Marketic business when it was acquired by Unica France. Maintenance and services revenue increased by $1.3 million in the three months ended September 30, 2004, substantially as a result of relatively large implementation projects.

      Our focus on generating recurring revenue through maintenance agreements and term arrangements resulted in quarterly maintenance and services revenue growing at a faster rate than quarterly license revenue from fiscal 2003 through the six months ended March 31, 2005, except in the three months ended June 30, 2004, when we entered into the two large perpetual license agreements described above. We are continuing our efforts to increase recurring revenue, and as a result we expect maintenance and services revenue to represent an increasing percentage of our total revenue for the foreseeable future.

      Our quarterly revenue has varied in the past and is likely to continue to vary significantly from quarter to quarter. Our revenue can be difficult to predict on a quarterly basis due to numerous factors, including:

•	Large license transactions have accounted for a substantial amount of our quarterly license revenue from time to time. In fiscal 2004, for example, transactions with one customer accounted for more than 10% of our revenue in the quarter ended March 31, 2004, transactions with two other customers each accounted for more than 10% of our revenue in the three months ended June 30, 2004, and transactions with one other customer accounted for more than 10% of our revenue in the three months ended September 30, 2004. If a potential customer does not enter into a large transaction that we anticipate in a certain quarter, or if we are unable to recognize license revenue from that transaction in the quarter, our revenue may decline or fail to grow at the rate we expected.

•	Our software products have lengthy sales cycles, which typically extend from six to twelve months and may take more than two years. As a result, it is difficult for us to predict the quarter in which a particular sale may occur. Accordingly, our revenue may vary significantly from quarter to quarter.

•	Since revenue from a term arrangement is recognized over the period of the arrangement rather than upon product delivery, a greater shift than anticipated from perpetual license agreements towards term arrangements will result in our recognizing less revenue in the initial quarters of the license period. Similarly, a decline in new or renewed term arrangements in any one quarter will not necessarily be fully reflected in the revenue for that quarter and may negatively affect our revenue in future quarters. Differences in the mix of our perpetual license revenue and our term fees revenue could cause our revenue for a quarter to vary from our expectations.

Gross Margin

      Gross margin on license revenue remained relatively consistent on a quarterly basis throughout fiscal 2003, fiscal 2004 and the six months ended March 31, 2005. We expect that our gross margin on license revenue will remain relatively stable or decline slightly for the foreseeable future.

      Gross margin on maintenance and services revenue generally was flat on a quarterly basis through each of the quarters of fiscal 2003, fiscal 2004 and the first half of fiscal 2005. In the three months ended March 31, 2004 and June 30, 2004, gross margin on maintenance and services revenue declined by 2% as the result of our increased use of subcontractors for professional services. Gross margin on maintenance and services revenue was slightly higher in the three months ended September 30, 2004 and December 31, 2004 as maintenance and services revenue increased from relatively large implementation projects that were staffed with existing personnel. We expect that our gross margin on maintenance and services revenue for the foreseeable future will remain relatively consistent with recent historical levels. Our gross margin on maintenance and services revenue has varied from quarter to quarter in the past, however, and is likely to continue to vary in future quarters. These variations can result from the same factors that can cause our revenue to fluctuate, as described above. In particular, gross margin on maintenance and services revenue will vary as the result of changes in the mix of our revenue from perpetual license agreements and term arrangements.

      Gross margin on total revenue declined slightly during fiscal 2003 and fiscal 2004, principally reflecting growth of maintenance and services revenue at a faster rate than higher-margin license revenue. Our gross margin on total revenue is likely to vary in future quarters because of changes in the mix of our revenue, as well as changes in gross margin on maintenance and services revenue for the reasons described above.

Operating Expenses

      Sales and marketing expense increased 26% from the three months ended December 31, 2002 to the three months ended December 31, 2003, but spending varied from quarter to quarter over this period as we selectively added personnel but generally sought to leverage earlier investments in sales and marketing. In the three months ended March 31, 2004 and June 30, 2004, we increased the level of our spending in sales and marketing as we hired additional sales personnel to expand our worldwide installed base and increased marketing hiring and programs to support sales. While the dollar amount of sales and marketing expense increased in fiscal 2004, sales and marketing expense has decreased as a percentage of total revenue on a quarterly basis as compared to fiscal 2003, reflecting the significant growth in our quarterly total revenue. We expect sales and marketing expense generally to continue to increase in absolute dollars on a quarterly basis for the foreseeable future, but to decline slightly as a percentage of total revenue over that time as we leverage our current sales and marketing personnel to increase recurring and other license revenue.

      Research and development expense increased sequentially in each quarter from the three months ended December 31, 2002 through the three months ended March 31, 2005, as we added personnel and continued to invest in the expansion of our product offerings and in enhancement of our existing products. Research and development expense increased commencing in the three months ended June 30, 2003 as the result of our assumption and continuation of research and development activities relating to the Marketic business acquired by Unica France on May 1, 2003. We expect research and development expense generally to increase in absolute dollars on a quarterly basis for the foreseeable future, but to remain relatively stable as a percentage of total revenue.

      General and administrative expense generally increased on a quarterly basis in each quarter from the three months ended December 31, 2002 through the three months ended March 31, 2005, as we hired additional personnel in connection with our anticipated growth and incurred expenses in preparation for becoming a public company. We expect general and administrative expense to continue to increase in absolute dollars on a quarterly basis for the foreseeable future as we invest in infrastructure to support continued growth and we incur additional expenses related to being a public company. We expect that, as a result, general and administrative expense will increase for the foreseeable future as a percentage of total revenue on a quarterly basis.

      We incurred stock-based compensation expense of $31,000 in the three months ended June 30, 2004, $80,000 in the three months ended September 30, 2004, $119,000 in the three months ended December 31, 2004 and $131 in the three months ended March 31, 2005. In each quarter, this expense was allocated among cost of maintenance and services revenue, sales and marketing expense, research and development expense, and general and administrative expense.

Income from Operations

      Income from operations decreased in the three months ended June 30, 2003 as a result of the acquisition of the Marketic business by Unica France on May 1, 2003, which increased our operating expenses at a higher level than revenue. Following our integration of Marketic’s operations, our income from operations generally increased on a quarterly basis through the three months ended December 31, 2004 and then decreased slightly in the three months ended March 31, 2005 due to increased research and development expenses and general and administrative expenses. This progression reflected the growth in revenue described above, offset in part by increased operating expenses incurred to support our growth.

      Our expense levels are based, in significant part, on our expectations as to future revenue and are largely fixed in the short term. As a result, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. As described above, we intend to increase our operating expenses as we expand our sales and marketing, product development, and administrative organizations. The timing of these increases and the rate at which new personnel become productive will affect our operating results, and, in particular, we may incur losses from operations in the event of an unexpected delay in the rate at which development or sales personnel become productive.

      If our operating results in future quarters fall below our announced guidance or the expectations of equity research analysts or investors, the price of our common stock could decrease significantly. For a discussion of additional factors that may cause our operating results to fluctuate from quarter to quarter, see “Risk Factors — Our quarterly revenue and other operating results can be difficult to predict and can fluctuate substantially, which may result in volatility in the price of our common stock.”

Liquidity and Capital Resources

Resources

      We funded our operations in fiscal 2000 and fiscal 2001 primarily with $11.2 million of net proceeds from issuances of preferred stock and with a one-time borrowing of $1.8 million under a bank credit facility. Since fiscal 2002, we have funded our operations principally with cash flow from operations, which was driven principally by growth in deferred revenue and net income.

      We believe our existing cash and cash equivalents, our cash flow from operating activities, and the net proceeds of this offering will be sufficient to meet our anticipated cash needs for at least the next twelve months, including our payment of the proposed one-time dividend of approximately $11.1 million as described under “Dividend Policy”. Our future working capital requirements will depend on many factors, including the rates of our revenue growth, our introduction of new products, and our expansion of sales and marketing and product development activities. To the extent that our cash and cash equivalents, cash flow from operating activities, and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies and products that will complement our existing operations. In the event additional funding is required, we may not be able to obtain bank credit arrangements or effect an equity or debt financing on terms acceptable to us or at all.

      Equity Sales. We raised $6.7 million of net proceeds through sales of our Series A convertible participating preferred stock in November 1999 and December 2000. We generated an additional $4.5 million of net proceeds through sales of our Series B convertible participating preferred stock in March 2001. All of the shares of preferred stock will convert into common stock upon completion of this offering. In addition, we received proceeds totaling $63,000 in fiscal 2002, $192,000 in fiscal 2003 and $383,000 in fiscal 2004 from exercises of common stock options.

      Credit Facility Borrowings. We previously maintained a credit facility with a commercial bank under which we made a single borrowing of $1.8 million in fiscal 2001. We repaid the borrowed amount in fiscal 2002 and allowed the credit facility to expire in May 2004. Based on information currently available to us, we believe that we will be able to enter into such an arrangement with a commercial bank on terms acceptable to us in the event we subsequently determine that such an arrangement is necessary or desirable to provide us with additional working capital.

      Operating Cash Flow. The following table sets forth our net cash flow from operations for each of the past three fiscal years and most recent quarter:

	Year Ended September 30,			Six Months
				Ended
	2002	2003	2004	March 31, 2005

	(in thousands)
Net cash provided by operating activities	$3,442	$7,721	$8,695	$4,967

      In each of the last three fiscal years and in the first six months of fiscal 2005, cash flows have been derived principally from increases in deferred revenue and, to a lesser extent, from net income. Net operating cash flows have reflected the following:

•	Sources of cash provided by operating activities in fiscal 2002 consisted primarily of (a) a $2.7 million increase in deferred revenue, (b) $331,000 of net income, which included $460,000 of non-cash expenses comprised principally of depreciation and amortization, and (c) a $713,000 increase in accrued expenses, net of a $88,000 increase in prepaid expenses. Uses of cash in the same period consisted principally of a $465,000 increase in net accounts receivable and a $317,000 decrease in accounts payable.

•	Sources of cash provided by operating activities in fiscal 2003 consisted principally of (a) a $5.0 million increase in deferred revenue, (b) $2.5 million of net income, which included $807,000 of non-cash expenses comprised of depreciation and amortization and write-off of in-process research and development, and (c) a $604,000 increase in accrued expenses, net of a $526,000 increase in prepaid expenses. Uses of cash in the same period consisted primarily of a $1.1 million increase in net accounts receivable, reflecting our growth in revenue in fiscal 2003.

•	Sources of cash provided by operating activities in fiscal 2004 consisted primarily of (a) a $9.5 million increase in deferred revenue, (b) $3.5 million of net income, which included $1.1 million of non-cash expenses comprised of $942,000 of depreciation and amortization and $111,000 of stock-based compensation, offset in part by a deferred tax benefit of $458,000, (c) a $1.1 million increase in accounts payable, and (d) a $647,000 increase in accrued expenses, net of a $1.3 million increase in prepaid expenses. The $9.5 million increase in deferred revenue consisted of a $5.1 million increase in maintenance fees driven by the growth in maintenance agreements, a $1.1 million increase in deferred revenue resulting from growth in term arrangements invoiced and a $400,000 increase in services deferred revenue. In addition, deferred license revenue increased by $2.9 million primarily as a result of license fees on contracts for which delivery was not yet complete pursuant to the revenue recognition criteria of SOP 97-2. Uses of cash in fiscal 2004 consisted principally of a $6.6 million increase in net accounts receivable, reflecting our revenue growth in fiscal 2004.

•	Sources of cash provided by operating activities in the six months ended March 31, 2005 consisted primarily of $1.7 million of net income, which included $861,000 of non-cash expenses comprised of $611,000 of depreciation and amortization and $250,000 of stock-based compensation, and a $3.9 million increase in deferred revenue. The $3.9 million increase in deferred revenue consisted of a $4.0 million increase in maintenance fees driven by the growth in maintenance agreements and a $1.6 million increase in deferred revenue resulting from growth in term arrangements invoiced, offset by a decrease in deferred license revenue of $1.7 million. Uses of cash in the six months ended March 31, 2005 consisted principally of a $1.2 million increase in accounts receivable, and a $483,000 decrease in accounts payable and accrued expenses and a $130,000 increase in prepaid expenses and other assets.

      We record deferred revenue in connection with term arrangements and maintenance agreements, as described above under “— Overview — Revenue.” In addition, we record deferred revenue if we have invoiced license fees but any of the revenue recognition criteria of SOP 97-2 have not been met. For both term arrangements and maintenance agreements, we generally invoice customers in annual or quarterly installments in advance. Revenue is deferred at the time the term arrangement or maintenance agreement is initiated and is recognized ratably over the life of the arrangement or agreement. The following table sets forth our total deferred revenue as of the end of each of our last three fiscal years and most recent quarter:

	As of September 30,			As of
				March 31,
	2002	2003	2004	2005

	(in thousands)
Total deferred revenue	$5,572	$10,835	$20,290	$24,212

      Total deferred revenue increased in each of fiscal 2003 and 2004 and the first six months of fiscal 2005 primarily as a result of growth in (a) maintenance fees, (b) term arrangements and (c) license fees for which revenue recognition was deferred under SOP 97-2. We expect that growth in our maintenance and term arrangements will lead to increasing deferred revenue over time, but the rate and timing of any such increases cannot be predicted accurately based on historical results. Moreover, the level of deferred revenue from license fees has varied from quarter-to-quarter in the past and will continue to vary on a quarterly basis in the future.

      Working Capital. The following table sets forth selected working capital information:

	As of March 31, 2005			As of
				March 31,
	2002	2003	2004	2005

	(in thousands)
Cash and cash equivalents (excludes restricted cash)	$11,590	$16,535	$23,773	$27,530
Restricted cash	—	—	288	288
Accounts receivable, net of allowance for doubtful accounts	3,615	4,766	11,386	12,594
Working capital	6,568	5,496	10,797	13,556

      Our cash and cash equivalents at March 31, 2005 were held for working capital purposes and were invested primarily in money market funds. We do not enter into investments for trading or speculative purposes. Restricted cash at March 31, 2005 was held in a certificate of deposit as collateral for a letter of credit related to the lease agreement for our corporate headquarters in Waltham, Massachusetts.

      Our accounts receivable balance fluctuates from period to period, which affects our cash flow from operating activities. Fluctuations vary depending on the timing of sales and billing activity, cash collections, and changes to our allowance for doubtful accounts. We use days’ sales outstanding, or DSO, calculated on a quarterly basis, as a measurement of the quality and status of our receivables. We define DSO as (a) accounts receivable, net of allowance for doubtful accounts, divided by total revenue for the most recent quarter, multiplied by (b) the number of days in that quarter. DSO was 50 days at September 30, 2002, 47 days at September 30, 2003, 74 days at September 30, 2004 and 73 days at March 31, 2005. The increase in DSO from September 30, 2003 to September 30, 2004 reflected accounts receivable associated with a single customer that paid its account receivable in October 2004 and an increase in our international accounts receivable, which generally have longer payment terms.

Requirements

      Capital Expenditures. We make capital expenditures primarily to acquire computer and other equipment, software, furniture and leasehold improvements to support the growth of our business. Our capital expenditures totalled $257,000 in fiscal 2002, $490,000 in fiscal 2003, $980,000 in fiscal 2004 and $668,000 in the six months ended March 31, 2005, and related primarily to purchases of office equipment to support increased headcount. We expect to spend an additional $600,000 in capital expenditures in the remainder of fiscal 2005, primarily for computer equipment and systems, furniture, and leasehold improvements to support growth in headcount. We are not currently party to any purchase contracts related to future capital expenditures.

      Contractual Obligations and Requirements. The following table sets forth our commitments to settle contractual obligations in cash after March 31, 2005:

	Balance					2010 and
	2005	2006	2007	2008	2009	Thereafter	Total

	(in thousands)
Operating leases as of March 31, 2005	$648	$1,725	$1,684	$1,853	$1,274	$85	$7,269

      Our only significant lease obligation relates to our corporate headquarters in Waltham, Massachusetts. The additional operating leases consist of obligations entered into during the six months ended March 31, 2005, principally consisting of obligations for additional leased space and a term extension with respect to our corporate headquarters.

      Acquisitions. On May 1, 2003, our wholly owned subsidiary Unica France acquired the business of Marketic SA for an aggregate purchase price that totalled $3.7 million, consisting of cash consideration and transaction costs of $2.3 million and assumed obligations of $1.4 million. We intend to selectively pursue acquisitions of businesses, technologies and products that will complement our existing operations. Although we are not currently a party to any agreement or letter of intent with respect to any acquisition, we may enter into such an agreement or letter of intent in the future, which could require us to seek public or private equity or debt financing.

      Dividend. We will pay a one-time cash dividend of $0.75 per share to holders of record of our common and preferred stock (on an as-converted basis). The record date for the dividend will be the business day immediately following the date of this prospectus, and therefore purchasers in this offering will not be entitled to receive this dividend. We estimate the aggregate amount of the dividend to be approximately $11.1 million, based on shares currently outstanding as well as our estimate of the number of shares that will be issued upon exercises of stock options prior to the dividend record date. We estimated the number of anticipated option exercises based on non-binding indications of interest obtained from our optionholders; if the actual number of options exercised prior to the dividend record date varies significantly from our estimate, the aggregate amount of the one-time dividend will vary accordingly. The cash dividend will be paid after the closing of this offering out of proceeds from such option exercises, which we estimate to be $1.3 million, as well as cash on hand as of the date of this prospectus. We will not use proceeds of this offering to pay any portion of the cash dividend.

Off-Balance-Sheet Arrangements

      As of March 31, 2005, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

      Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

      Our operating results and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro and the British pound sterling. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. Some of our agreements with foreign customers involve payments denominated in currencies other than the U.S. dollar, which may create foreign currency exchange risks for us. Revenue denominated in currencies other than the U.S. dollar represented 0% of total revenue in fiscal 2002, 3% in fiscal 2003, 18% in fiscal 2004 and 15% in the first six months of fiscal 2005.

      As of March 31, 2005, we had $2.2 million of receivables denominated in currencies other than the U.S. dollar. If the foreign exchange rates fluctuated by 10% as of March 31, 2005, our foreign exchange exposure would have fluctuated by $210,000. In addition, our subsidiaries have intercompany accounts that are eliminated in consolidation, but that expose us to foreign currency exchange rate exposure. Exchange rate fluctuations on short-term intercompany accounts are reported in other income (expense). Exchange rate fluctuations on long-term intercompany accounts, which are invested indefinitely without repayment terms, are recorded in other comprehensive income (loss) in stockholders’ equity.

Interest Rate Risk

      At March 31, 2005, we had unrestricted cash and cash equivalents totaling $27.5 million. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

Recent Accounting Pronouncements

      In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 123(R), Share Based Payment. SFAS 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) will require us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. SFAS 123(R) requires us to adopt the new accounting provisions beginning in the first quarter of fiscal 2006. We continue to evaluate the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations. We currently expect that our adoption of SFAS 123(R) will adversely affect our operating results to some extent in future periods.

      In March 2004, the Emerging Issues Task Force, or EITF, of the FASB issued EITF No. 03-6, Participating Securities and the Two Class Method under FASB Statement No. 128, Earnings per Share, which clarifies the use of the “two-class” method of calculating earnings per share as originally prescribed in SFAS 128. Effective for periods beginning after March 31, 2004, EITF 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. We have adopted EITF 03-6 retroactively for all periods presented.

      In December 2003, the SEC issued Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have an effect on our operating results or financial position.

      In June 2003, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance, provided under EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring), required an exit cost liability be recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by a company after December 31, 2003. The adoption of SFAS 146 did not have a material effect on our operating results or financial position.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 is effective for us as of July 1, 2003 for all financial instruments created or modified after June 30, 2003. For instruments created or modified prior to June 30, 2003, SFAS 150 is effective as of January 1, 2005. The adoption of SFAS 150 did not have a material effect on our operating results or financial position.

      In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material effect on our operating results or financial position.

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among all parties involved or if other parties do not have significant capital to finance activities without subordinated financial support from the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both as a result of holding variable interests, which are the ownership, contractual, or other interests in an entity. FIN 46 was revised in December 2003 by FIN 46(R). While retaining a majority of the provisions and concepts of FIN 46, FIN 46(R) provides additional scope exceptions and clarifies the description of variable interests. Public companies are required to apply FIN 46(R) no later than the end of the first reporting period that ends after March 15, 2004. Prior to the required application of FIN 46(R), however, public companies are required to apply either FIN 46 or FIN 46(R) to any interest in a special purpose entity, or SPE, as of the first interim or annual period ending after December 15, 2003 and the decision to apply FIN 46 or FIN 46(R) may be made on an SPE-by-SPE basis. The issuance of FIN 46 and FIN 46(R) did not have an effect on our operating results or financial position.

BUSINESS

Overview

      Unica Corporation is a global provider of enterprise marketing management, or EMM, software designed to help businesses increase their revenues and improve the efficiency and measurability of their marketing operations. Our comprehensive set of integrated software modules is offered under the Affinium name and collectively addresses the principal functions of EMM:

•	marketing and customer analytics, which enable businesses to better target and analyze their marketing programs;

•	demand generation, which helps businesses acquire, maintain and expand customer relationships; and

•	marketing resource management, which enables businesses to collaboratively define, coordinate, monitor and measure their marketing operations.

Our software products use an open, scalable and flexible product architecture with built-in data access functionality, which facilitates rapid implementation and deployment.

      We focus exclusively on the needs of businesses’ marketing organizations. Our worldwide installed base consists of approximately 300 companies in a wide range of industries, including financial services, publishing, retail, telecommunications, and travel and hospitality. Our customers include ABN AMRO, Capital One, Choice Hotels, Comcast, Lands’ End, Nordstrom, Reader’s Digest, Scotiabank and Vodafone. We offer our software primarily through our direct sales force, as well as through alliances with marketing service providers, or MSPs, and systems integrators. MSPs offer a range of marketing program design, support, and execution services on a hosted or outsourced basis, and MSPs resell and deploy our products. In addition, we provide a full range of services to our customers, including implementation, training, consulting, maintenance and technical support, and customer success programs.

Industry Background

      According to a Gartner report published in December 2004, Global 1000 enterprises spend more than $1 trillion annually on marketing. Despite the significant amounts spent on media advertising, promotions, direct marketing activities, Internet advertising and other marketing services, most businesses have not automated their marketing functions. Other business functions, such as sales, manufacturing, logistics and finance, have implemented comprehensive enterprise software applications to automate workflow, business processes and information management. Marketing organizations, however, typically continue to rely on manual processes, internally developed software programs, and desktop office productivity software such as graphics packages, word processing and spreadsheets to conduct marketing activities.

Changing Market Dynamics

      Powerful trends are reshaping businesses, driving the need for more robust software applications that can meet the changing needs of marketing organizations:

Increase in marketing complexity. The proliferation of media channels, particularly the rapid growth in Internet usage and the number of cable and satellite television channels, has shattered the concept of “mass media” and is allowing marketing organizations to target distinct consumer subsegments. At the same time, demographic changes are leading businesses to develop separate products and services to target distinct groups of consumers, rather than simply developing a single product or service to be marketed broadly to a large, homogeneous audience. Businesses now must implement greater numbers of marketing programs, each tailored to a specific communications channel and target audience but all delivering a consistent message and customer experience.

Growth in consumer power. The balance of power in the marketplace has been shifting from businesses to consumers. Consumers today exercise unprecedented control over the marketing and buying process through the use of new technologies, such as caller ID, digital video recorders and email filters, and additional shopping venues, such as the Internet and cable television. Moreover, new privacy regulations, such as federal and state “do not call” registries and anti-spam legislation, permit consumers to opt out of specific marketing channels and restrict businesses from using personal information for specified marketing purposes.

Proliferation of consumer data. Businesses have access to increasingly large quantities of consumer data that can be used to enhance the effectiveness of marketing operations. Information about consumer preferences, attributes and buying patterns is more readily available as a result of:

•	the automation of sales force and call center operations using customer relationship management, or CRM, applications and of back-office operations using enterprise resource planning, or ERP, systems;

•	the increased use of the Internet and other media channels that enhance the two-way flow of information between businesses and consumers; and

•	the improved availability of consumer data aggregated by credit agencies and other vendors.

Marketing organizations are now able to capture these growing volumes of consumer data because of significant technological advances, including improvements in computing power, network bandwidth and storage.

      In order to manage these fundamental shifts, businesses must reorient their marketing and other business processes around customer attributes, preferences and behaviors. Marketing organizations, the traditional “voice of the customer,” are being asked to drive this transformation. At the same time, businesses are challenging marketers to measure and justify the effectiveness of their marketing activities in generating revenue. Marketers cannot meet these demands effectively using manual processes, internally developed software programs and desktop productivity software.

Enterprise Marketing Management

      Enterprise marketing management, or EMM, software can help a business manage the complexities and processes of marketing and facilitate the operation of a customer-centric business, all while driving revenue growth and cost efficiencies. One way in which EMM software can help a business achieve these benefits is by providing a marketing organization with the means to develop a better understanding of existing and prospective customers. Marketers can use EMM software, for example, to select the next product to be offered to an existing customer, to recognize those customers most subject to risk of attrition or to identify the prospects most likely to become profitable customers.

      EMM software also can help a marketing organization deliver more personal and compelling marketing throughout the customer lifecycle. For example, marketers can use EMM software to identify customer life events that create a need for a business’s products, evaluate whether a particular marketing message is relevant to a specific customer and determine how best to communicate the message.

      In addition, a marketing organization can employ EMM software to allocate marketing resources and to measure and analyze the results of its marketing efforts. With EMM software,

marketers can, for example, select the marketing program that will result in the greatest revenue per customer or monitor marketing expenses to ensure they adhere to budget. Moreover, due to the large size of the marketing budgets of many businesses, a modest improvement in the efficiency of a marketing organization through a more robust, comprehensive software solution can create significant savings. For example, in a December 2004 report, Gartner estimates that enterprises successfully deploying marketing resources management software will reduce their time to market by more than 40 percent, realize cost savings of at least 10% in their marketing operations and achieve revenue gains that are more than 20% greater than their competitors.

      Based on these potential benefits, including the substantial, measurable return on investment offered by EMM software, a sizable market opportunity has developed for providers that can offer a comprehensive EMM solution. According to a report published by International Data Corporation in March 2005, worldwide license and maintenance revenue from packaged marketing automation software (which we believe, together with analytics software, comprise the EMM software market) is forecasted to increase from $1.6 billion in 2004 to $2.0 billion in 2009.

      In order to address this opportunity successfully, however, an EMM solution must:

•	attend to the specialized needs of marketing organizations, including supporting collaboration among managers, creative partners, and geographically or functionally distributed team members;

•	provide the broad functionality and analytical capability needed to address the key marketing functions that collectively drive a customer-centric business;

•	coordinate customer communications and integrate contact strategies across lines of business, customer segments and multiple media channels; and

•	use an underlying architecture that is open, flexible and scalable in order to accommodate increasing volumes and changing sources of consumer data, as well as to integrate with the different operational systems running at the numerous points of customer contact.

Our Solution

      We are a global provider of industry-leading EMM software. Our offerings are designed to help businesses increase their revenues and improve the efficiency and measurability of their marketing operations. Our comprehensive set of integrated software modules, which we offer under the Affinium name, addresses the principal functions of EMM:

•	Marketing and customer analytics. Our Affinium offerings enable a marketing organization to analyze large volumes of consumer data in order to better understand customer preferences and attributes, predict future customer behaviors, and then target marketing programs more precisely. Our offerings also deliver extensive historical and predictive analysis capabilities to evaluate marketing results, and improve marketing strategies and tactics.

•	Demand generation. Our Affinium offerings provide a scalable platform for marketing organizations to design, coordinate and execute customer communication strategies consistently across multiple channels, in order to generate demand and revenue by acquiring new customers and maintaining and expanding relationships with existing customers.

•	Marketing resource management. Our Affinium offerings provide marketing resource management and operations capabilities that include business planning, job initiation and project management, automated approval processes, and digital asset management. These capabilities enable marketing organizations to collaboratively define, coordinate, monitor and measure their marketing operations.

      The following key attributes differentiate our Affinium offerings:

      Exclusive focus on marketing organizations and EMM. Our management, product development, sales, marketing and service teams focus exclusively on understanding the needs of marketers and providing marketing organizations with EMM solutions. We believe this focus provides a competitive advantage, as we have developed significant marketing domain expertise and have designed solutions specifically tailored for marketing organizations. As a result, our Affinium offerings fit the varied and distributed nature of marketing organizations, allowing information to be shared among corporate groups, regional field marketers, external agencies and other service providers while improving accountability and measurability.

      Comprehensive solution for the marketing organization. Our comprehensive set of integrated software modules provides broad functionality — including marketing and customer analytics, demand generation, and marketing resource management — to address the key marketing operations that drive a customer-centric business. We also provide a full range of services to our customers, including implementation, training, consulting, maintenance and technical support, and customer success programs.

      Rapid implementation and leveraging of existing data sources. Our open, scalable and flexible product architecture and built-in data access functionality allow our Affinium offerings to be implemented and deployed quickly, enhancing a customer’s return on investment. By leveraging our Universal Dynamic Interconnect technology, our products work with a customer’s multiple pre-existing data sources and scale from small business-to-business scenarios to implementations with hundreds of millions of customer records. In addition, our Affinium architecture allows customers to implement all of our offerings at once or to install our software products individually or incrementally.

      Integrated analytics. Our Affinium offerings incorporate advanced analytics that facilitate customer segmentation, one-to-one communication optimization and predictive modeling. Our integrated offerings place extensive historical and predictive customer analytics capabilities in the hands of marketing professionals, rather than statisticians. Marketers can use Affinium to share more easily their analytical insights with their customer service and sales organizations, as well as throughout the rest of the enterprise.

Our Strategy

      Our objective is to be the leading global provider of EMM software. To achieve this goal, we are pursuing the following strategies:

      Maintain product leadership in the marketing domain. We intend to build upon our product and technology leadership by continuing to invest in research and development to expand our EMM offerings and increase the functionality of our current offerings. We will maintain our focus on marketing organizations and EMM and will introduce new products strategically as new categories develop within EMM. For example, our recently introduced Affinium Leads module tightens coordination between sales and marketing by enabling businesses to better manage the qualification, enrichment, distribution and maturation of customer leads, resulting in increased closure rates and improved revenue. In addition, we will continue to build upon our close relationships with our customers, which we believe provide us with valuable insights into the challenges that are creating demand for additional EMM solutions.

      Expand customer relationships. We believe the strategic importance of our products to marketing organizations will help us develop long-term relationships with our customers. While we are continuing our efforts to expand our worldwide installed base, we intend to increase our efforts to license additional Affinium modules to our existing customers, which currently license only a portion of our offerings. We will also target our installed customer base in offering new EMM software products that we introduce from time to time.

      Leverage strategic alliances. We have developed strategic relationships with MSPs and systems integrators around the world in order to increase distribution of our products, supplement and extend our EMM offerings, and enhance market awareness of our company and offerings. An MSP or systems integrator participated in selling or deploying Affinium software in 71% of the total number of our perpetual license agreements and term arrangements in fiscal 2004. We will continue to leverage our sales and service resources by developing and expanding our relationships with our existing MSPs and systems integrators. In addition, we will selectively seek alliance opportunities with additional MSPs and systems integrators, particularly in additional countries outside the United States, that can complement or expand our business by offering configuration and integration support, data management, and strategic marketing services.

      Increase recurring revenue. We generate recurring revenue from ongoing maintenance agreements to support our software and from agreements to license our offerings on a term basis through MSPs that provide outsourcing and database hosting for on-demand solutions using Affinium software. This recurring revenue increased from 35% of our total revenue in fiscal 2003 to 40% of our total revenue in fiscal 2004. The relative predictability of our recurring revenue streams assists us in planning for future growth. We will seek to sustain the level of our maintenance renewals through, for example, initiatives by our dedicated customer success group focused on account reviews of key customers and sponsoring of active user groups. In addition, we will seek to increase our license revenue from term arrangements by continuing to dedicate resources to support our MSPs.

      Selectively pursue strategic acquisitions. To complement and accelerate our internal growth, we intend to pursue acquisitions of businesses, technologies and products that will complement our existing operations. For example, the acquisition of Marketic by Unica France in May 2003 has provided us with additional customers and a base of operations in Europe.

Products

      Our software offerings provide marketing organizations with a comprehensive set of integrated modules that address the principal functions of EMM:

•	Marketing and customer analytics use historical and predictive analytical methods to analyze large volumes of consumer data in order to enable marketers to understand customer preferences, attributes and behaviors and, in turn, to target marketing programs more precisely, evaluate marketing results and improve marketing strategies.

•	Demand generation creates demand for products and services by helping businesses acquire customers and then maintain and expand customer relationships, all through targeted, timely and consistent communications across different channels.

•	Marketing resource management supports the complex demands of marketing organizations with a collaborative planning, management and workflow platform in order to enable businesses to define, coordinate, monitor and measure marketing programs for maximum return on investment.

By providing this functionality, our Affinium offerings can help businesses increase their revenues and improve the efficiency and measurability of their marketing operations.

      Our software offerings are collectively referred to as Affinium and consist of four core modules: Campaign, Model, Plan and Leads. The modular design of our Affinium offerings provides our customers with flexibility to deploy all of our offerings at once or to implement our software products individually or incrementally. By deploying multiple Affinium modules, a business can, for example, coordinate and measure all of its direct marketing operations, act upon analytically generated insights, and prepare consolidated reports that facilitate the evaluation and dissemination of marketing program results. Moreover, we have designed our

Affinium modules to be integrated with each other. In addition, through our open and flexible product architecture, we enable data integration with existing third-party enterprise applications as well as migration from previous EMM implementations. As a result, our software allows offers, messages, customer treatment strategies and other marketing content to be created once and then shared throughout a business, thereby increasing productivity and consistency across multiple channels. In addition, a consistent user interface across all of the Affinium modules reduces training costs and speeds user adoption.

      The following table identifies the EMM functionality provided by each of our Affinium modules:

Affinium Plan
Affinium Campaign
						Affinium	Project	Digital Asset	Affinium
	Campaign	eMessage	Interact	Optimize	Collaborate	Model	Management	Management	Leads

Marketing and Customer Analytics	✓		✓	✓		✓
Demand Generation	✓	✓	✓	✓	✓				✓
Marketing Resource Management							✓	✓	✓

      Affinium Campaign allows marketing organizations to easily create, test and execute customer interaction strategies across outbound and inbound touch points using a common graphical user interface. Marketers can quickly create powerful marketing campaign logic using graphical flowcharts. Reusable campaign templates can be adapted to deliver personalized acquisition, retention, cross-selling and other treatment strategies through outbound channels such as direct mail, email, telemarketing and the web. Marketers can use Affinium Campaign to test customer interaction strategies by iteratively changing customer selection criteria, promotional offer materials or personalized digital marketing appearances, and then evaluating the effectiveness of each strategy before executing a program. We offer several optional modules to extend Affinium Campaign’s capabilities:

•	Affinium Campaign eMessage provides electronic messaging capabilities to send high volumes of personalized email and mobile text messages as part of scheduled marketing campaigns in order to respond to customer activities like service inquiries or order confirmations.

•	Affinium Campaign Interact delivers real-time, personalized marketing recommendations for self-service and agent-assisted channels like websites and call centers. Interact analyzes real-time customer behavior information, recent interactions and historical patterns to determine the most appropriate marketing response.

•	Affinium Campaign Optimize enables marketing organizations to determine the optimal interaction strategy for each customer over time through the use of our optimization algorithm that considers resource and other operational constraints across marketing campaigns and communication channels. The optimized interaction strategy allows businesses to respect customer privacy, prevent over-marketing to customers, avoid conflicting offers, and manage channel or inventory capacity limitations, all while maximizing key marketing objectives such as customer value and profitability.

•	Affinium Campaign Collaborate allows marketing organizations with business unit, regional and other distributed responsibilities to access and use a central repository of marketing campaigns according to their local needs while ensuring that best practices, privacy policies and other marketing requirements are respected. By sharing program responsibilities in this manner, a business can increase the responsiveness and effectiveness of its marketing and, at the same time, reduce demands on centralized marketing groups.

      Affinium Model enables marketing organizations to automate the creation of accurate predictive models to determine customer response propensities, recognize customers at risk of attrition, identify significant customer behaviors, analyze customer attributes and preferences, discover cross-selling opportunities, and forecast customer value. Accurate models can be developed and deployed quickly to target likely responders to a particular marketing offer. The results of Affinium Model, such as model scoring, can be tightly integrated into ongoing marketing operations using Affinium Campaign Interact and Affinium Campaign Optimize.

      Affinium Plan provides marketing operations and resource management capabilities that help marketers define, coordinate, monitor and measure marketing program activities. Affinium Plan provides visibility into all marketing initiatives, thereby enabling businesses to improve their decision-making, management and overall productivity for those initiatives. We currently offer two Affinium Plan modules:

•	Affinium Plan Project Management enables businesses to execute marketing projects more efficiently. Project plans are built using customizable templates to ensure that best practices are followed. Configurable notifications and alerts coordinate a project’s workflow and help manage the project’s resources, while electronic message boards and integrated email messaging facilitate communication and collaboration among project team members. Because project information is managed centrally, managers can track progress, costs and other project attributes to stay on time and on budget, improving accountability and measurability for marketing projects.

•	Affinium Plan Digital Asset Management allows a business to track, store, retrieve and use artwork, logos, advertising text and other digital files from a central location. Businesses can use this software to manage the growing inventory of materials needed to support the proliferation and velocity of marketing programs. Digital Asset Management enables marketers to reinforce consistent branding across all touch points and markets and to streamline lengthy creative, legal and compliance reviews.

      Affinium Leads enables marketers to better manage the qualification, enrichment, distribution and maturation of leads from the sales and marketing organizations, resulting in increased closure rates and revenue. Affinium Leads helps automate the analysis, prioritization and distribution of leads based on easily defined business rules that can incorporate sophisticated analytics, regional overlays, product group hierarchies and channel partners. These leads can be managed within Affinium’s own interface or routed to existing contact management software or sales force automation systems.

Services

      We provide a full range of services to our customers through three principal services groups:

      Professional Services. Our professional services group provides implementation, training and consulting services to our customers, MSPs and systems integrators. Implementation services include the installation of our software, identification and sourcing of legacy data, configuration of rules necessary to generate marketing campaigns, creation of reports, and other general services for our software. We generally provide implementation services on a time-and-materials basis. We offer customers, MSPs and systems integrators a full range of training and education services, including classroom, onsite and web-based training. We also offer a variety of consulting services to existing customers in order to help them use their licensed Affinium software more broadly and efficiently.

      Maintenance and Technical Support. We provide maintenance on a centralized basis from our headquarters in Waltham, Massachusetts. We provide technical support on a centralized basis from our headquarters in the United States and on a regional basis from centers in the

United Kingdom, France and Singapore. We currently offer two levels of maintenance, standard and premium, both of which generally are sold for a term of one year. With both of these maintenance levels, customers are provided with online access to our customer support database, technical support and software updates and upgrades. With premium maintenance, customers are provided additional services such as emergency service response and periodic onsite utilization reviews.

      Customer Success. Our dedicated customer success group focuses on maintaining and expanding customer relationships around the world. For example, the customer success group maintains scheduled contacts with key accounts to ensure that our products and services are responsive to evolving customer needs. The group also manages our customer advisory board, which is comprised of customer representatives from different industries. We intend to increase our investment in our customer success activities to further strengthen customer loyalty and referenceability and to help differentiate our Affinium offerings in the EMM market. We believe our commitment to customer success provides us with a competitive advantage and supports our revenue-generating activities by helping us, for example, retain customers, obtain maintenance renewals and identify new product opportunities.

Customers

      We have a worldwide installed base of approximately 300 companies in a broad range of industries. Approximately 50 of these companies sublicense our products from MSPs, as described under “— Alliances — Marketing Service Providers” below. In compiling our installed base, we include a company only if it is a legal entity that (a) has licensed or sublicensed one or more Affinium modules and (b) continues to receive maintenance from us for those modules, pursuant to either the initial license agreement or term arrangement or a subsequent maintenance agreement. Approximately 50 companies in our installed base are affiliated with other companies in our installed base, but are included because they have entered into separate licensing arrangements with us or our MSPs and use our software independently. See Note 13 to the financial statements for geographic data regarding our revenue from customers located outside of the United States.

      We principally target our sales efforts to businesses with at least 100,000 customers and prospects. While our products are designed to serve the marketing needs of businesses in a wide variety of industries, we have focused our sales efforts to date principally on the financial services, publishing, retail, telecommunications, and travel and hospitality industries. These industries include significant numbers of businesses with large numbers of customers and prospects. We recently have begun to expand our selling focus to reach businesses in additional industries, including the automotive, healthcare, pharmaceuticals and high technology industries.

Customer List

      The following is a partial listing of customers from which we derived an aggregate of at least $250,000 of revenue in the period from October 1, 2002 through March 31, 2005:

Financial Services

ABN AMRO
AXA Insurance
Bank of Montreal
Capital One
The Cuna Mutual Group
Dollar Savings Bank
E*TRADE
Genworth Financial
Halifax Bank of Scotland
JPMorgan
KeyBank
Royal Bank of Canada
Sainsbury’s Bank
Scotiabank
SunTrust Bank
Wells Fargo Bank

Publishing

Educational Communications
Reader’s Digest
The Tribune Company
  (Los Angeles Times and
Chicago Tribune)
Thomson West	Retail

Best Buy
BJ’s Wholesale
Bradford Exchange
Crate and Barrel
Kohl’s
Lands’ End
L.L. Bean
Marks & Spencer
Nordstrom
Orvis
Shop Direct
Target
WearGuard
Yankee Candle

Telecommunications
BellSouth Corporation
Comcast
Orange
U.S. Cellular
Vodafone	Travel and Hospitality Ameristar Casinos Choice Hotels Collette Travel Intrawest Orbitz Rewards Network United Airlines Loyalty Service Other Apple FedEx Intuit Maritz Loyalty Medco Health Monster

      No customer accounted for 10% or more of our total revenue in fiscal 2002, fiscal 2003 or fiscal 2004.

Customer Examples

      The following customer examples illustrate some of the ways our customers are using our Affinium offerings to improve their marketing processes:

      Lands’ End, a global direct and Internet retailer, needed to develop a marketing infrastructure to automate its marketing processes across its catalog, email, corporate sales and other business units. By implementing Affinium Campaign, the retailer gained a greater understanding of customer buying behaviors and developed more targeted, personalized marketing strategies, thereby reducing customer acquisition costs and increasing per-customer revenue. For example, the retailer is now able to send a specialized catalog of women’s apparel based on past purchases, thereby reducing catalog mailing costs and offering more relevant catalogs to its customers. The retailer’s marketing organization now can design and execute marketing campaigns without the technical personnel previously required to adapt and use the retailer’s legacy systems for marketing operations.

      The Cuna Mutual Group, a provider of financial services to credit unions and their members worldwide, needed to streamline its marketing collateral creation process. By implementing Affinium Plan, Cuna’s marketing organization gained greater visibility into the status of its work and became able to handle workload increases without adding employees to manage the process. Affinium Plan provides Cuna’s marketing organization with a collaborative way to automate the creative approval process, respond to project requests from its customers and effectively manage its resources.

      Scotiabank, one of North America’s leading financial institutions, wanted to move toward one-to-one marketing across multiple contact channels, while leveraging its existing data sources and reducing its costs. In particular, Scotiabank sought to ensure that customers would receive only the most relevant offers through the most appropriate channels, with the appropriate frequency. Using Affinium Campaign, Scotiabank developed a series of focused campaigns in which, for example, it tested responses to different investment offers and waived fees for customers who transferred deposits from competing banks. Scotiabank also implemented Affinium eMessage to send their monthly email newsletter, which includes mortgage offers to qualified customers. In order to make it easy for their customers to apply for the mortgage, Scotiabank includes a link that puts their customer in contact with their local branch manager to further discuss the personalized mortgage offer. The integrated use of Affinium Campaign and Affinium eMessage has enabled Scotiabank to increase response rates, manage complex customer groupings, reduce mailing costs and coordinate distribution of sales leads.

      Amica, a life insurance company, sought a software application that would allow its marketing organization to create more effective marketing campaigns. Using Affinium Model, the company identified consumers that were the most likely to inquire about, and then purchase, life insurance, based in part on information about the stage of the consumers’ lives. By using this customer information to tailor the frequency, content and timing of its messages, the company has exceeded its annual goal of inquiries and increased its revenue, while reducing its marketing costs.

      WearGuard, a division of ARAMARK and a provider of business-to-business uniforms and image apparel, needed to enhance customer segmentation and increase the timeliness of customer interactions. Using Affinium Model, the provider’s marketing organization built models for each customer that use a variety of customer demographics to predict customer behaviors, such as the customers’ readiness to purchase seasonal clothing. The marketing organization then used Affinium Campaign to improve coordination of outbound calls with customer demand cycles, such as recent order activity or when the last customer was last contacted. The integrated use of Affinium Model and Affinium Campaign has increased outbound call efficiency, resulting in increased revenue per representative and improved customer service because customers are contacted when they are ready to buy. More generally, our software products have enabled the provider to increase sales closure rates, reduce the number of communications to customers and decrease the number of unprofitable customer contacts.

Sales and Marketing

      We sell and market our software primarily through our direct sales force and in conjunction with MSPs and systems integrators. In the United States, in addition to our headquarters in Waltham, Massachusetts, we have sales offices in California, Illinois and Texas. Outside the United States, we maintain sales offices in the United Kingdom, France and Singapore, and also have sales personnel located in Australia, Belgium, Taiwan and Thailand.

      Sales. Our direct sales force, which consists of account executives, subject matter experts, technical pre-sales engineers and field managers, is responsible for the worldwide sale of our products to businesses across multiple industries and is primarily organized into geographic territories. Our inside sales department is responsible for sales lead generation and initial prospect qualification.

      Marketing. Our marketing activities consist of a variety of programs designed to generate sales leads and build awareness of our company and our EMM offerings. These activities include traditional product marketing functions such as production of both hardcopy and online product and company promotional material, gathering of customer and partner input for new product features, and creation of sales product demonstrations. We build awareness of our company and generate sales leads through trade shows, seminars, direct mail, customer and partner events, and, beginning in fiscal 2005, a limited advertising program focused on marketing organizations.

Alliances

      We enter into non-exclusive alliances with MSPs and systems integrators to acquire new customers and to provide existing customers with a full spectrum of implementation services and training support, customer data management, and marketing program design and support. An MSP or systems integrator participated in selling or deploying Affinium software in 71% of the total number of our perpetual license agreements and term arrangements in fiscal 2004. Our alliance strategy enables us to become part of a total marketing solution for businesses and provides the potential through referrals and co-marketing opportunities to expand our contacts with prospects in new and existing markets. We will seek alliance opportunities with additional MSPs and systems integrators, particularly in additional countries outside the United States, that can complement or expand our business by offering configuration and integration support, data management and strategic marketing services.

      Marketing Service Providers. MSPs offer a range of marketing program design, support, and execution services on a hosted or outsourced basis. We selectively establish and maintain relationships with MSPs to resell and deploy our products. Our current MSPs include Acxiom, Epsilon, Experian and Harte-Hanks. We enter into term arrangements with MSPs with respect to the Affinium offerings being used, and the MSPs then enter into sublicenses of those offerings. Approximately 50 companies currently sublicense Affinium offerings from our MSPs.

      Systems Integrators. Our relationships with systems integrators allow us to leverage our business model by selectively subcontracting or outsourcing integration and configuration services, thereby enabling us to focus our resources on additional sales of software licenses. Systems integrators also serve to provide us with leads for new business. Our systems integrators help their customers develop strategies for implementing our EMM offerings, provide implementation support, and offer assistance with ongoing measurement and process improvement. Our current systems integrators include IBM, Inforte and Quaero, as well as local systems integrators in a number of countries outside the United States.

Technology

      Our product design philosophy is to deliver products that scale to meet the information processing volumes and computational complexity of sophisticated global marketers, while providing marketing process flexibility and software usability to meet the needs of marketing organizations across a range of industries, company sizes and marketing skill sets. Key elements of our technology include:

      Software Architecture. Our products have been developed using a logical multi-tier Internet architecture consisting of presentation, application logic and data management layers. Our products are highly scalable, enabling expansion at each tier and support of large databases.

      Powerful Data Access. Our Universal Dynamic Interconnect, or UDI, technology enables Affinium offerings to access and adapt easily to multiple existing marketing data sources, such as data warehouses and files, without requiring data replication or imposing proprietary data structures. UDI uses software wizards to guide the data mapping and access configuration to enable data-level integration without programming. UDI allows marketing organizations to dynamically access and manipulate all available levels of marketing data within campaigns for more accurate targeting and on-the-fly data aggregation and computations.

      Advanced Analytics and Optimization. Our Affinium offerings provide a broad range of integrated analytics, including analytical processing, data visualization, automated data mining and optimization algorithms. We have developed a number of analytic capabilities that enable rapid performance of sophisticated analytic processes.

      Web Services Interoperability. Affinium applications are based on the Java 2 Enterprise Edition, or J2EE, development framework. Through web services interfaces, Affinium applications can be integrated with other standards-compliant applications, including .NET-based applications. The Java platform is deployable and readily supported on most software and hardware platforms.

      Technology Relationships. We have formed relationships with vendors of software and hardware technologies to help ensure that our products are compatible with industry standards and to take advantage of current and emerging technologies. In particular, we maintain relationships, and support operating systems for platforms from, companies such as Hewlett-Packard, IBM, Microsoft, Oracle and Sun Microsystems. These companies may provide us with early releases of new products and, in some cases, access to technical resources to facilitate compatibility with their products.

Research and Development

      Our research and development organization is responsible for designing, developing and enhancing our software products, performing product testing and quality assurance activities, and ensuring the compatibility of our products with third-party hardware and software products. Our research and development organization is divided into teams consisting of development engineers, product managers, quality assurance engineers, technical writers and technical support staff. We employ advanced software development tools, including automated testing, performance monitoring, source code control and defect tracking systems.

      Our research and development expense totaled $3.0 million in fiscal 2002, $5.0 million in fiscal 2003, $8.3 million in fiscal 2004 and $5.4 million in the six months ended March 31, 2005.

Competition

      The market for EMM software, which has emerged only in recent years, is intensely competitive, evolving rapidly and fragmented. We believe the following factors are the principal methods of competition in the EMM market:

•	marketing focus and domain expertise;

•	product functionality, performance and reliability;

•	breadth and depth of product offerings;

•	ability to offer integrated solutions;

•	services organization and post-sale support;

•	total cost of ownership;

•	large and referencable customer base;

•	time to market;

•	product architecture and scalability; and

•	price.

      The following summarizes the principal products that compete with our Affinium software products:

•	Our products compete with solutions developed internally by businesses. Prior to the emergence of the EMM market, businesses managing their marketing programs relied upon manual processes, internally developed software programs, and desktop productivity software such as graphics packages, word processing and spreadsheets to conduct marketing operations. Many businesses continue to rely upon these internally developed solutions, although we believe that businesses increasingly recognize that doing so is inefficient and uneconomical. We believe our product functionality, the breadth of our modular software offerings and our products’ open architecture differentiate our software, because our products enable a marketer to use, modify and execute end-to-end marketing strategies more easily than with internally developed solutions.

•	Our products compete with other EMM software products from vendors such as Aprimo and DoubleClick. Some of these vendors focus on a limited range of the EMM market. We believe we are able to compete successfully with these vendors due to our established market leadership, the comprehensiveness of our offerings, and the flexibility and scalability of our open architecture. In particular, we believe businesses can more readily achieve seamless integration with multiple data sources and reduce data duplication with our Affinium offerings than with our competitors’ EMM offerings, thereby providing a lower total cost of ownership. Some of our competitors may attempt to compete on the basis of price, but we believe that potential customers frequently rely more heavily on other factors, including domain expertise, breadth and depth of product offerings, analytic functionality, total cost of ownership and scalability, in making their EMM software purchasing decisions.

•	Our products compete with CRM and other enterprise application software from vendors such as Chordiant Software, E.piphany, PeopleSoft (a subsidiary of Oracle) and Siebel Systems. While these vendors have developed offerings that include marketing software, they do not provide all of the EMM functionality that we believe is needed to support a dynamic, customer-centric marketing organization. These vendors may seek to compete on price by bundling their marketing applications with other enterprise applications. We believe we compete successfully with these vendors based upon our marketing focus and domain expertise, our open architecture, and the breadth and depth of analytical and other functionality of our products.

•	Our products also compete with infrastructure software, including data warehousing and business intelligence tools, from providers such as SAS and Teradata, a division of NCR Corporation. We compete with these providers on the same basis as we compete with CRM and other enterprise application vendors. In particular, we believe that we compete successfully with these providers based on our marketing focus and domain expertise, as well as our open architecture.

      Some of our current and potential competitors, particularly vendors of CRM and other enterprise application software and infrastructure software, have significantly greater financial, technical, marketing, service and other resources than we have. In addition, many of these companies also have a larger installed base of users, longer operating histories and greater name recognition than we have. Competitors with greater financial resources may be able to offer lower prices, additional products or services, or other incentives that we cannot match or offer. These competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively.

      In addition, some of the companies with which we have alliance relationships also are, or may be in the future, competitors of ours. For example, MSPs typically have available their own internally developed applications that they can choose to offer to a customer in lieu of our software offerings.

Intellectual Property

      Our success will depend in part on our ability to protect our intellectual property and to avoid infringement of the intellectual property of third parties. We rely on a combination of patents, trademarks, copyrights and trade secret laws in the United States and other jurisdictions, as well as contractual provisions and licenses, to protect our proprietary rights and brands. We cannot, however, be sure that steps we take to protect our proprietary rights will prevent misappropriation of our intellectual property.

      As of March 31, 2005, we had four issued U.S. patents and six pending U.S. patent applications. We file applications for patents on certain inventions in the United States, and in each case consider whether filing for protection in selected foreign jurisdictions is appropriate. We evaluate ideas and inventions for patent protection with a team of engineers, product managers and internal counsel, in consultation with our outside patent counsel. These issued patents and pending patent applications relate to various systems and methods, including data mining, modeling and optimization. The issued patents we own will expire in 2028. We anticipate filing more patent applications in the ordinary conduct of our business.

      “Unica” is a registered trademark in the United States and, as of March 31, 2005, our application to trademark “Unica” in the European Union was pending. “Affinium” is allowed as a trademark in the United States and is registered as a trademark in the European Union. We also hold trademarks and service marks identifying certain product and service offerings. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We also pursue foreign copyrights, trademarks and service marks where applicable and necessary. Although we typically consider whether filing for patent protection in foreign jurisdictions is appropriate, to date we have not pursued patent protection in any foreign countries.

      We may not receive competitive advantages from the rights granted under our patents and other intellectual property rights. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around the patents owned or licensed by us. Our existing and future patents may be circumvented, blocked, licensed to others or challenged as to inventorship, ownership, scope, validity or enforceability. It is possible that literature we may be advised of by third parties in the future could negatively affect the scope or enforceability of either our present or future patents. Furthermore, our pending and future patent applications may not issue with the scope of claims sought by us, if at all, or the scope of claims we are seeking may not be sufficiently broad to protect our proprietary technologies. Moreover, we have adopted a strategy of seeking limited patent protection with respect to the technologies used in or relating to our products. If our products, patents or patent applications are found to conflict with any patents held by third parties, we could be prevented from selling our products, our patents may be declared invalid or our patent applications may not result in issued patents. In addition, in foreign countries, we may not receive effective patent and trademark protection. We may be required to initiate litigation in order to enforce any patents issued to us, or to determine the scope or validity of a third party’s patent or other proprietary rights. In addition, in the future we may be subject to lawsuits by third parties seeking to enforce their own intellectual property rights, as described in “Risk Factors — Intellectual property litigation and infringement claims may cause us to incur significant expenses or prevent us from selling our software products.”

      We license our software pursuant to agreements that impose restrictions on customers’ ability to use the software, such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute nondisclosure and assignment of intellectual property agreements and by restricting access to our source code. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties.

      We have incorporated third-party licensed technology into our current product offerings. Royalties paid for this third-party licensed technology represented 1% of total revenue in fiscal

2004 and the six months ended March 31, 2005, and we expect this percentage to remain relatively constant for the foreseeable future. If these technology providers were no longer to allow us to use these technologies for any reason, we would be required to:

•	identify, license and integrate equivalent technology from another source;

•	rewrite the technology ourselves; or

•	rewrite portions of our software to accommodate the change or no longer use the technology.

      Any one of these outcomes could delay further sales or the implementation of our products, impair the functionality of our products, delay new product introductions, result in our substituting inferior or more costly technologies into our products, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new products, and we cannot assure you that we could license that technology on commercially reasonable terms or at all. Because of the relative immateriality of this third-party licensed technology as well as the availability of alternative equivalent technology, we do not expect that our inability to license this technology in the future would have a material effect on our business or operating results. Our inability to license this technology could adversely affect our ability to compete.

Employees

      As of March 31, 2005, we had a total of 263 employees, consisting of 93 employees in sales and marketing, 71 employees in research and development, 65 employees in services groups, and 34 employees in general and administrative functions. A total of 61 of those employees were located outside of the United States.

      From time to time we also employ independent contractors and temporary employees to support our operations. None of our employees are subject to collective bargaining agreements. We have never experienced a work stoppage and believe that our relations with our employees are good.

Properties

      We lease our corporate headquarters of approximately 45,000 square feet in Waltham, Massachusetts pursuant to a lease agreement that expires in April 2009. We have agreed to lease an additional 27,000 square feet in our headquarters building beginning in October 2005. As of March 31, 2005, we also leased facilities in Paris, France; Uxbridge, England; and Pune, India.

Legal Proceedings

      We are not currently a party to any material litigation and we are not aware of any pending or threatened litigation against us that could have a material adverse effect on our business, operating results or financial condition. The industry in which we operate is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, we may be involved in various legal proceedings from time to time.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information regarding our executive officers, directors and director-nominee including their ages, as of March 31, 2005:

Name	Age	Position

Yuchun Lee	39	Chief Executive Officer, President and Chairman
Richard M. Darer	51	Vice President and Chief Financial Officer
Richard Hale	54	Vice President of Consulting
Carol Meyers	44	Vice President of Marketing
Chanchal Samanta	51	Vice President of Development
Eric Schnadig	38	Vice President of Worldwide Sales
Michael H. Balmuth	41	Director
Bruce R. Evans	46	Director
John B. Landry	57	Director
James Perakis	61	Director
Robert P. Schechter	56	Director
Richard Spann	66	Director
Bradford D. Woloson	36	Director
Aron J. Ain	47	Director-Nominee

      Messrs. Balmuth, Schechter and Woloson are members of the audit committee. Messrs. Balmuth and Perakis are members of the compensation committee. Messrs. Evans and Landry are members of the nominating and corporate governance committee. Mr. Ain has agreed to serve as one of our directors effective immediately after the completion of this offering.

      Yuchun Lee co-founded our company and has been one of our directors since our inception in December 1992. Mr. Lee has served as our President, Chief Executive Officer and Chairman from October 2004 to the present, as our President from June 2003 to the present, as our President and Chief Executive Officer from March 2001 to June 2003, and as our President, Chief Executive Officer and Chairman from June 1999 to March 2001. He also held one or more of the positions of President, Chief Executive Officer and Chairman from our inception to June 1999. From 1989 to 1992, he was a senior consultant at Digital Equipment Corporation, a supplier of general computing technology and consulting services. Mr. Lee received Bachelor and Master of Science degrees in electrical engineering and computer science from the Massachusetts Institute of Technology and a Master of Business Administration from Babson College.

      Richard M. Darer has served as our Vice President and Chief Financial Officer since April 2002. From September 1998 to October 2001, Mr. Darer served as Executive Vice President and Chief Financial Officer of Modus Media International, Inc., a provider of global supply chain management services. From 1996 to 1998, he was Senior Vice President and Chief Financial Officer of Gensym Corporation, a provider of systems software products. From 1982 to 1996, he served in senior finance and accounting positions at Computervision Corporation, Sequoia Systems, Inc. and White Pine Software, Inc. Mr. Darer received a Bachelor of Science in mathematics from Polytechnic Institute of Brooklyn, a Master of Science in industrial engineering from Northeastern University and a Master of Business Administration from Harvard Business School.

      Richard Hale has served as our Vice President of Consulting since April 2000. From March 1980 to March 2000, Mr. Hale held several positions at Epsilon Data Management, Inc., a provider of information driven marketing consulting services, including serving as Vice President of Consulting Services from 1992 to March 2000.

      Carol Meyers has served as our Vice President of Marketing since October 1999. From 1992 to 1999, Ms. Meyers served in various positions, including most recently as Vice President of the North American Business Group, at Shiva Corporation, which was acquired by Intel Corporation in 1999. From 1987 to 1992, she held a number of senior level positions, including manager of product marketing, market strategist and manager of sales planning, at Lotus Development Corporation. Ms. Meyers received a Bachelor of Science from Fairfield University.

      Chanchal Samanta has served as our Vice President of Development since February 2002. From April 2001 to December 2001, Mr. Samanta was Chief Technology Officer of Availant Inc., a provider of clustering and availability management software and services. From October 2000 to April 2001, he was Chief Technology Officer of Veridiem Inc., a provider of enterprise software. From June 1999 to September 2000, he served as a Vice President and Senior Vice President of Genesys Labs (Alcatel), a provider of call center software. From 1993 to 1999, he served in various positions at Fidelity Investments, most recently as Vice President of Technology Solutions. Mr. Samanta received a Bachelor of Science in physics from the University of Calcutta, a Master of Business Administration from the Indian Institute of Management, and a Master of Science in mathematics and a Ph.D. in operations research from University of Illinois.

      Eric Schnadig has served as our Vice President of Worldwide Sales since October 2004. Mr. Schandig was our Vice President America Sales from March 2001 to October 2004 and our Vice President of Sales from July 1999 to March 2001. From 1991 to 1999, he held various sales and marketing positions at Kenan Systems Corporation, including most recently as Director of Business Development, in which capacity he was responsible for managing North American sales for Kenan. Mr. Schnadig received a Bachelor of Arts from Swarthmore College.

      Michael H. Balmuth has served as one of our directors since November 1999. Since February 2005, Mr. Balmuth has served as a co-founding Managing Partner of MainSpring Capital Partners, LLC, a venture capital and private equity firm currently in formation. From April 2004 to January 2005, Mr. Balmuth was an independent venture capitalist and investor. From March 1997 to March 2004, he served in several positions at Summit Partners, a private equity and venture capital firm, including most recently as a General Partner.

      Bruce R. Evans has served as one of our directors since April 2004. Since 1986, Mr. Evans has served in several positions at Summit Partners, a private equity and venture capital firm, including most recently as a Managing Partner. Mr. Evans is also a director of OptionsXpress Holdings, Inc., which offers a suite of brokerage services for stock, mutual fund, option and fixed-income product investors.

      John B. Landry has served as one of our directors since April 2000. Since January 2001, Mr. Landry has been Chief Technology Officer and Chairman of the Board of Directors of Adesso Systems, Inc., a provider of mobile enterprise software and services. From January 2002 to July 2003, Mr. Landry also served as the founder, Chairman and Chief Technology Officer of Adjoin Solutions, Inc., which developed web-services management software and was acquired by Computer Associates International, Inc. in July 2003. From February 1999 to June 2000, he was Chief Technology Officer and Chairman of the Board of Directors of AnyDay.com, Inc., a provider of communications, commerce and media services. From August 1995 to December 2000, he served as Vice President of Technology Strategy of International Business Machines Corporation.

      Jim Perakis has served as one of our directors since February 2000. Since October 2001, Mr. Perakis has served as chairman of Netkey, Inc., a provider of self-service software. From 1985 to 1998, he was Chief Executive Officer of Hyperion Software Corporation, a provider of enterprise financial management and planning software.

      Robert P. Schechter has served as one of our directors and the Chair of our Audit Committee since January 7, 2005. Mr. Schechter has served as the President and Chief Executive Officer of NMS Communications Corporation since 1995 and as its Chairman of the Board since 1996. From 1987 to 1994, Mr. Schechter held various senior executive positions with Lotus Development Corporation, and from 1980 to 1987, he was a partner at Coopers and Lybrand LLP. Mr. Schechter is also a director of Avici Systems, Inc., a provider of purpose-built carrier-class routing solutions for the Internet, MapInfo Corporation, a developer of location-based software services and solutions, and Moldflow Corporation, a provider of software solutions for optimizing the design and manufacture of plastic products.

      Richard Spann has served as one of our directors since February 2000. Since 1988, Mr. Spann has been an independent investor who focuses on early-stage investment activities for technology-related companies. Mr. Spann has advised us that he intends to resign from our board in the second half of calendar 2005.

      Bradford D. Woloson has served as one of our directors since April 2000. Since 1994, Mr. Woloson has served in several positions at JMI Equity Fund, a venture capital firm, including most recently as a General Partner.

      Aron J. Ain has consented to become one of our directors immediately upon completion of this offering. Since April 2002, Mr. Ain has served as Executive Vice President and Chief Operating Officer of Kronos Incorporated, a provider of workforce management solutions. Mr. Ain has been employed at Kronos Incorporated since 1979 and has been an executive officer since 1988. During the period 1979 to 2002, Mr. Ain has served in various senior management roles at Kronos Incorporated, including as Vice President, Worldwide Sales and Service from November 1998 to April 2002.

      There are no family relationships among any of our directors, our director-nominee or our executive officers. Mr. Lee’s spouse is an employee in our finance department. Each executive officer is elected or appointed by, and serves at the discretion of, our board of directors.

Board of Directors

      Our board currently consists of eight directors, all of whom were elected as directors pursuant to the terms of a stockholders’ agreement that will terminate upon the closing of the offering made by this prospectus. Mr. Lee is currently Chairman, and Mr. Evans serves as our lead director. As lead director, Mr. Evans presides at executive sessions of our independent directors, facilitates board communications, consults with the Chairman on matters relating to corporate governance and board agendas, and fulfills other responsibilities set forth in our corporate governance guidelines.

      Following this offering, our board of directors will consist of nine directors and will be divided into three classes, the members of which will serve for staggered three-year terms. Our board will consist of: three class I directors, Messrs. Balmuth, Lee and Spann; three class II directors, Messrs. Landry, Perakis and Woloson; and three class III directors, Messrs. Ain, Evans and Schechter. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class I directors, class II directors and class III directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2006, 2007 and 2008, respectively. Mr. Spann has advised us that he intends to resign from our board in the second half of calendar 2005.

      In addition, our amended and restated by-laws will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of our board may have the effect of delaying or preventing changes in control or management of our company.

Board Committees

      Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. All of the members of each of these standing committees are independent as defined under the rules of the Nasdaq National Market and, in the case of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act.

      Audit Committee. Messrs. Balmuth, Schechter and Woloson currently serve on the audit committee. Mr. Schechter is the chair of the audit committee and has been identified as the audit committee’s financial expert within the meaning of the regulations of the SEC and the rules of the Nasdaq National Market. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor, which currently is Ernst & Young LLP;

•	overseeing the work of our independent auditor, including through the receipt and consideration of reports from the independent auditor;

•	reviewing and discussing with management and our independent auditor our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures, and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from our independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent auditor and management; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statements.

      All audit services and all non-audit services, except de minimis non-audit services, must be approved in advance by the audit committee.

      Compensation Committee. Messrs. Balmuth and Perakis currently serve on the compensation committee. Mr. Balmuth is the chair. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	determining the compensation of our chief executive officer;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans; and

•	reviewing and making recommendations to our board with respect to director compensation.

      Nominating and Corporate Governance Committee. Messrs. Evans and Landry currently serve on the nominating and corporate governance committee. Mr. Evans is the chair. The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to management succession planning;

•	developing and recommending corporate governance principles to our board; and

•	overseeing the evaluation of our board.

Corporate Governance

      We believe that good corporate governance is important to ensure that, as a public company, we will managed for the long-term benefit of our stockholders. In preparation for the offering being made by this prospectus, we and our board of directors have been reviewing the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act and the rules of the SEC and Nasdaq National Market.

      Based on this review, our board of directors has taken steps to implement many of these provisions and rules. In particular, we have established and adopted charters for the audit committee, compensation committee, and nominating and corporate governance committee, as well as a code of business conduct and ethics applicable to all of our directors, officers and employees.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or its compensation committee. None of the current members of the compensation committee of our board has ever been one of our employees.

Director Compensation

      Effective as of the closing of this offering, each director who is not also one of our employees will receive an annual fee of $15,000 plus an additional annual fee of $3,000 for serving on each of the audit, compensation, and nominating and corporate governance committees. The audit committee chair will receive an additional annual fee of $2,000.

      Non-employee directors also will be eligible to receive nonstatutory stock options under our equity incentive plans. Under our current director compensation arrangements, each non-employee director, including Aron J. Ain, will receive an option to purchase 15,000 shares of our common stock upon initially joining the board and an option to purchase 15,000 shares of common stock contemporaneously with each annual stockholder meeting, commencing in 2006. In addition, Bruce R. Evans and Bradford D. Woloson will each receive an option to purchase 15,000 shares of our common stock upon the closing of this offering. The audit committee chair will receive an additional option to purchase 5,000 shares of our common stock contemporaneously with each annual stockholder meeting commencing in 2006.

      We reimburse all of our non-employee directors for reasonable travel and other expenses incurred in attending board of directors and committee meetings. Any director who is also one of our employees receives no additional compensation for serving as a director.

Liability Limitations and Indemnification

      The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated charter and amended and restated by-laws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware law. The description of liability limitations and indemnification reflects provisions of our amended and restated charter and by-laws that will become effective upon the completion of this offering. We refer in this section to our amended and restated charter as our charter, and we refer to our amended and restated by-laws as our by-laws.

      Our charter and by-laws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts of omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

      Our charter and by-laws provide that we will indemnify our directors and officers, and may indemnify other employees and agents, to the maximum extent permitted by law. We believe that indemnification under our by-laws covers at least negligence and gross negligence on the part of indemnified parties. Our by-laws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions taken in his or her capacity as an officer, director, employee or agent, regardless of whether the by-laws would permit indemnification.

      At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under our charter or by-laws or the indemnification agreements we have entered into with our directors and officers, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Executive Compensation

Compensation Earned

      The following summarizes the compensation earned during fiscal 2004 by each of our executive officers.

Summary Compensation Table

			Long-Term
			Compensation

	Annual Compensation		Securities
			Underlying
Name and Principal Position	Salary	Bonus	Options

Yuchun Lee	$214,038	$249,815	—
Chief Executive Officer and President
Richard M. Darer	183,305	92,323	—
Vice President and Chief Financial Officer
Richard Hale	168,750	42,446	13,333
Vice President of Consulting
Carol Meyers	179,375	61,911	40,000
Vice President of Marketing
Chanchal Samanta	184,374	21,723	—
Vice President of Development
Eric Schnadig	154,374	190,619	66,666
Vice President of Worldwide Sales

      Effective December 1, 2004, our board of directors established the following compensation levels for our executive officers: (a) Mr. Lee, base salary of $265,000 and fiscal 2005 target bonus of $225,000; (b) Mr. Darer, base salary of $194,000 and fiscal 2005 target bonus of $100,000; (c) Mr. Hale, base salary of $170,000 and fiscal 2005 target bonus of $48,500; (d) Ms. Meyers, base salary of $185,000 and fiscal 2005 target bonus of $62,000; (e) Mr. Samanta, base salary of $190,000 and fiscal 2005 target bonus of $40,000; and (f) Mr. Schnadig, base salary of $180,000 and fiscal 2005 target bonus of $180,000. The compensation committee of our board of directors will determine the actual amounts of fiscal 2005 bonuses under our executive bonus plans, based principally upon achievement of business volume targets, increased operating profitability and achievement of individual management-by-objective metrics.

      We have not entered into, and have no present intention to enter into, employment, change-of-control or similar agreements with any of our executive officers.

Option Grants

      The following table sets forth information concerning the individual grants of stock options to each of the executive officers who received grants in fiscal 2004. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant, as determined by our board of directors. Our board of directors determined the fair market value of our common stock based on its good faith estimate of the fair market value. We have never granted any stock appreciation rights. The potential realizable value is calculated based on the term of the option at its time of grant, which is ten years. The potential realizable value calculated at 0% represents, with respect to the option having an exercise price below fair market value at the grant date, the value of the option at grant-date fair market value. The other potential realizable values are based on assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the options were granted until their expiration date, assuming a fair market value equal to $10.50 (the mid-point of the initial public offering price range). These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

Option Grants In Year Ended September 30, 2004

	Number of	Percent of			Potential Realizable Value at Assumed
	Securities	Total Options			Annual Rates of Stock Price
	Underlying	Granted to	Exercise		Appreciation for Option Term
	Options	Employees in	Price Per	Expiration
Name	Granted	Fiscal Year	Share	Date	0%	5%	10%

Yuchun Lee	—	—%	$—	—	$—	$—	$—
Richard M. Darer	—	—	—	—	—	—	—
Richard Hale	13,333	3	4.58	7/23/2014	58,932	166,974	302,050
Carol Meyers	40,000	9	3.36	1/22/2014	—	549,736	954,972
Chanchal Samanta	—	—	—	—
Eric Schnadig	66,666	15	3.36	1/22/2014	—	916,217	1,591,604

      The options reflected in this table vest over four-year periods, beginning on specified vesting start dates, at a rate of 6.25% per quarter. The vesting start date is October 1, 2003 for the options granted to Ms. Meyers and Mr. Schnadig and October 1, 2004 for the option granted to Mr. Hale. On January 27, 2005, we granted Mr. Schnadig an option to purchase 20,000 shares of common stock at an exercise price of $9.00 per share.

Option Exercises and Holdings

      The following table sets forth information regarding the number and value of options exercised by the executive officers during fiscal 2004 and the number and value of unexercised options held by each of the executive officers as of September 30, 2004. There was no public market for our common stock as of September 30, 2004. Accordingly, amounts described in the following table under the heading “Value of Unexercised In-the-Money Options at Fiscal Year End” are determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $10.50 per share (the mid-point of the initial public offering price range) and the per share option exercise price.

Aggregated Fiscal Year-End Option Exercises and Values

			Number of Securities
			Underlying Unexercised		Value of Unexercised In-the-Money
	Shares		Options at Fiscal Year End		Options at Fiscal Year End
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Yuchun Lee	—	$—	189,998	190,001	$1,404,985	$1,405,007
Richard M. Darer	33,333	46,900	101,895	97,138	863,560	823,245
Richard Hale	—	—	15,000	13,333	147,600	78,998
Carol Meyers	—	—	227,980	46,340	2,223,073	368,236
Chanchal Samanta	—	—	71,666	61,667	607,369	522,628
Eric Schnadig	—	—	70,540	54,166	660,364	386,745

Employee Benefit Plans

Amended and Restated 1993 Stock Option Plan

      Our amended and restated 1993 stock option plan, which we refer to as the 1993 plan, was adopted by our board of directors and stockholders in May 1997. The original version of the 1993 plan was adopted by our board and stockholders in September 1993. No shares remain available for issuance under the 1993 plan, and no future options will be granted under the 1993 plan. As of March 31, 2005, options to purchase an aggregate of 1,203,918 shares of common stock were outstanding under the 1993 plan and an aggregate of 2,728,305 shares of common stock had been issued upon the exercise of stock options under the 1993 plan. Any options granted under the 1993 plan that expire or are terminated prior to exercise and any shares of common stock that were purchased by exercise of options granted under the 1993 plan and that we repurchase will be eligible for issuance under the 2005 plan described below.

      The 1993 plan provides for the grant of incentive stock options and nonstatutory stock options. Our officers, key employees, directors, consultants and advisors, and those of our subsidiaries, are eligible to receive options under the 1993 plan; however, incentive stock options may only be granted to our employees.

      Our board administers the 1993 plan, although it may delegate its authority to a committee. Our board, or a committee to which it has delegated its authority, may select the recipients of options and determine, subject to any limitations in the 1993 plan:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options; and

•	the methods of payment of the exercise price.

      In the event of our merger or consolidation with another corporation in which we are not the surviving corporation, the sale of all or substantially all of our assets, the acquisition by any corporation, person or entity of more than 50% of our outstanding voting stock, or our reorganization or liquidation, our board of directors, or the board of directors of any corporation assuming our obligations, shall, or, in the case of an acquisition of more than 50% of our voting stock, our board may, in its discretion, provide that all outstanding options under the 1993 plan be assumed or substituted for by the merged, reorganized or resulting corporation. Alternatively, our board may provide written notice to option holders that all unexercised options must be exercised within a specified number of days from the date of notice or they will be terminated. In either case, our board may, in its discretion, accelerate the vesting of outstanding options.

      Our board of directors may from time to time modify or amend the 1993 plan in any respect, except that our board may not, without the approval of our stockholders, materially increase the benefits accruing to individuals who participate in the 1993 plan, materially increase the maximum number of shares that may be issued under the 1993 plan except for adjustments contemplated by the 1993 plan or materially modify the eligibility requirements of the 1993 plan. In addition, our board may amend or modify the terms and provisions of the 1993 plan and any outstanding incentive stock option granted under the 1993 plan to the extent necessary to qualify any and all options for favorable federal income tax treatment as may be afforded under Section 422 of the Internal Revenue Code.

2003 Stock Option Plan

      Our 2003 stock option plan, which we refer to as our 2003 plan, was adopted by our board of directors in July 2003 and ratified by our stockholders in January 2004. We have reserved an aggregate of 5,324,773 shares of common stock for issuance under the 2003 plan, consisting of two pools of shares. The first pool, which represents shares first made available for grants of options under the 2003 plan, consists of 1,311,794 shares, of which 138,460 shares were available for issuance under the 1993 plan and were made available under the 2003 plan at the time we adopted the 2003 plan. The second pool consists of 4,012,979 shares, of which 1,880,735 shares were issued and outstanding as a result of option exercises pursuant to the 1993 plan and 2,132,244 shares were subject to outstanding options under the 1993 plan at the time the 2003 plan was adopted. These 4,012,979 shares were made available under the 2003 plan. Pursuant to the 2003 plan, shares from the second pool may be granted only in numbers that, in the aggregate, do not exceed the sum of the number of shares outstanding under the 1993 plan at the time we adopted the 2003 plan that expired or were terminated prior to exercise but after the adoption of the 2003 plan, plus the number of shares that were purchased by the exercise of options granted under the 1993 plan and were subsequently repurchased by us after the adoption of the 2003 plan. As of March 31, 2005, options to purchase an aggregate of 991,210 shares were outstanding under the 2003 plan and an aggregate of 44,928 shares had been issued upon the exercise of stock options under the 2003 plan. Following the offering made by this prospectus, no future options will be granted under the 2003 plan.

      The 2003 plan provides for the grant of incentive stock options and nonstatutory stock options. Our officers, key employees, directors, consultants and advisors, and those of our subsidiaries, are eligible to receive options under the 2003 plan; however, incentive stock options may only be granted to our employees.

      Our board of directors administers the 2003 plan, although it may delegate its authority to a committee. Our board, or a committee to which it has delegated its authority, may select the recipients of options and determine, subject to any limitations in the 2003 plan:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options; and

•	the methods of payment of the exercise price.

      In the event of our merger or consolidation with another corporation in which we are not the surviving corporation, the sale of all or substantially all of our assets, the acquisition by any corporation, person or entity of more than 50% of our outstanding voting stock, or our reorganization or liquidation, our board of directors, or the board of directors of any corporation assuming our obligations, shall, or, in the case of an acquisition of more than 50% of our voting stock, our board may, in its discretion, provide that all outstanding options under the 2003 plan be assumed or substituted for by the merged, reorganized or resulting corporation. Alternatively, our board may provide written notice to option holders that all unexercised options must be exercised within a specified number of days from the date of notice or they will be terminated. In either case, our board may, in its discretion, accelerate the vesting of outstanding options.

      Our board of directors may from time to time modify or amend the 2003 plan in any respect, except that our board may not, without the approval of our stockholders, materially increase the benefits accruing to individuals who participate in the 2003 plan, materially increase the maximum number of shares that may be issued under the 2003 plan except for adjustments contemplated by the 2003 plan or materially modify the eligibility requirements of the 2003 plan. In addition, our board may amend or modify the terms and provisions of the 2003 plan and any outstanding incentive stock option granted under the 2003 plan to the extent necessary to qualify any and all options for favorable federal income tax treatment as may be afforded under Section 422 of the Internal Revenue Code.

      Furthermore, our board of directors may adopt special rules and sub-plans applicable to the 2003 plan for option holders in foreign jurisdictions to take advantage of favorable tax programs or for other legal objectives. To date, our board has adopted addenda for option holders who reside in California and France.

2005 Stock Incentive Plan

      Our 2005 stock incentive plan, which we refer to as the 2005 plan, was adopted by our board of directors and ratified by our stockholders in March 2005 and will become effective upon the closing of this offering. We have reserved an aggregate of 1,500,000 shares of our common stock for issuance under the 2005 plan, plus an additional number of shares, up to 4,000,000 shares, equal to the sum of the number of shares available for grant under the 2003 plan immediately prior to the closing of this offering and the number of shares subject to awards granted under the 2003 plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right. This number of shares will be increased annually on the first day of each fiscal year beginning with fiscal 2006 and ending on the second day of fiscal 2015 by a number of shares equal to the least of (a) 5,000,000, (b) 5% of the then-outstanding shares of our common stock and (c) a number determined by our board.

      The 2005 plan will provide for the grant of incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of our subsidiaries, will be eligible to receive awards under the 2005 plan; however, incentive stock options may only be granted to our employees.

      Our board of directors will administer the 2005 plan, although it may delegate its authority to a committee. Our board, or a committee to which it has delegated its authority, will select the recipients of awards and determine, subject to any limitations in the 2005 plan:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

      Upon the occurrence of a reorganization event (as defined in the 2005 plan), or the signing of an agreement with respect to a reorganization event, all outstanding options will be assumed or equivalent options substituted by the successor corporation. If the reorganization event also constitutes a change in control event (as defined in the 2005 plan), 25% of the shares that underlie each option outstanding under the 2005 plan and that are unvested as of the date of the reorganization event will become immediately exercisable. Notwithstanding the foregoing, if the acquiring or succeeding corporation in a reorganization event does not agree to assume or substitute for outstanding options, our board of directors will provide that all unexercised options will become exercisable in full prior to the reorganization event and the options, if unexercised, will terminate on the date the reorganization event takes place. If under the terms of the reorganization event holders of our common stock receive cash for their shares, our board may instead provide for a cash-out of the value of any outstanding options less the applicable exercise price.

      Upon the occurrence of a reorganization event, or the signing of an agreement with respect to a reorganization event, our repurchase and other rights with respect to shares of restricted stock will inure to the benefit of our successor and will apply equally to the cash, securities or other property into which our common stock is then converted.

      Upon the occurrence of a change in control event (as defined in the 2005 plan) that does not also constitute a reorganization event, 25% of the shares that underlie each option outstanding under the 2005 plan and that are unvested as of the date of the change of control event will become immediately exercisable. If a change of control event occurs and within one year of the change in control event an option holder’s employment with us or our succeeding corporation is terminated by such holder for good reason (as defined in the 2005 plan) or is terminated by us or the succeeding corporation without cause (as defined in the 2005 plan), each option held by the holder will become immediately exercisable in full as of the date of the change of control event.

      Upon the occurrence of a change in control event that does not also constitute a reorganization event, 25% of the shares of restricted stock outstanding under any award will become immediately free of all restrictions and conditions. If within one year of a change in control event a restricted stock holder’s employment with us or our succeeding corporation is terminated by such holder for good reason or is terminated by us or the succeeding corporation without cause, all shares of restricted stock held by the holder will become immediately free of all restrictions and conditions as of the date of the change of control event.

      No incentive stock option may be granted under the 2005 plan after March 10, 2015, but the vesting and effectiveness of awards granted before that date may extend beyond that date.

      Our board of directors may amend, modify or terminate any outstanding award, provided that the consent of a holder of an outstanding award is required unless our board determines that the amendment, modification or termination would not materially and adversely affect the holder. Our board may at any time amend, suspend or terminate the 2005 plan, except that, to the extent determined by our board, no amendment requiring stockholder approval under any applicable legal, regulatory or listing requirement will become effective until the requisite stockholder approval is obtained.

2005 Employee Stock Purchase Plan

      Our 2005 employee stock purchase plan, which we refer to as the purchase plan, was adopted by our board of directors and ratified by our stockholders in March 2005 and will become effective upon the completion of this offering. We have reserved an aggregate of 1,000,000 shares of our common stock for issuance to participating employees under the purchase plan.

      All of our employees, including our directors who are employees and all employees of any of our participating subsidiaries, who have been employed by us for at least three months prior to enrolling in the purchase plan, who are employees on the first day of the purchase plan period, and whose customary employment is for more than 20 hours a week and for more than five months in any calendar year, will be eligible to participate in the purchase plan. Employees who would, immediately after being granted an option to purchase shares under the purchase plan, own 5% or more of the total combined voting power or value of our common stock will not be eligible to participate in the purchase plan.

      We will make one or more offerings to our employees to purchase stock under the purchase plan. Offerings will begin on each August 1 and February 1, or the first business day thereafter, commencing August 1, 2005. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of the common stock at the end of the purchase plan period.

      On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize up to the lesser of (a) 10% of his or her compensation and (b) $12,500 to be deducted by us during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price is an amount equal to 95% of the closing price, as defined in the purchase plan, per share of the common stock on the last day of the offering period.

      An employee who is not a participant on the last day of the offering period will not be entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the purchase plan will terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

401(k) Plan

      Our retirement plan, which we refer to as the 401(k) plan, is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by an amount no greater than the statutorily prescribed annual limit and may have that amount contributed to the 401(k) plan. We intend to make, beginning in fiscal 2005, matching or additional contributions to the 401(k) plan in amounts that will be determined annually by us. To date, we have not made any contributions to the 401(k) plan.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2005 for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our executive officers, directors and our director-nominee;

•	all of our executive officers, directors and our director-nominee as a group; and

•	each selling stockholder participating in this offering.

      Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after March 31, 2005. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

      Percentage ownership calculations for beneficial ownership prior to this offering are based on 14,143,679 shares outstanding, on an as-converted basis, as of March 31, 2005. Percentage ownership calculations for beneficial ownership after this offering also include the 3,750,000 shares we are offering hereby and additional shares we expect to issue prior to the closing of this offering pursuant to stock option exercises. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Unica Corporation, Reservoir Place North, 170 Tracer Lane, Waltham, Massachusetts 02451-1379.

						Beneficial Ownership
	Beneficial Ownership Prior to Offering					After Offering

	Outstanding	Right to Acquire	Shares			Shares
	Shares	Within 60 Days	Beneficially Owned		Shares	Beneficially Owned
Name and Address of Beneficial	Beneficially	After March 31,			Being
Owner	Owned	2005	Number	Percentage	Offered	Number	Percentage

5% Stockholders:
Summit Partners	2,483,986	—	2,483,986	17.6%	632,000	1,851,986	10.0%
222 Berkeley Street
18th Floor
Boston, Massachusetts 02116
David Cheung	2,338,332	—	2,338,332	16.5	100,000	2,238,332	12.1
JMI Equity Fund IV, L.P.
and affiliated funds	1,486,506	—	1,486,506	10.5	—	1,486,506	8.0
12680 High Bluff Drive
San Diego, California 92130
Directors and Executive Officers:
Yuchun Lee	4,833,546	250,289	5,083,835	35.3	—	5,083,835	27.5
Bruce R. Evans	2,483,986	—	2,483,986	17.6	632,000	1,851,986	10.0
Bradford D. Woloson	1,486,506	—	1,486,506	10.5	—	1,486,506	8.0
Carol Meyers	66,666	182,653	249,319	1.7	—	249,319	1.3
Richard M. Darer	73,333	120,941	194,274	1.4	—	194,274	1.0
Richard Spann	175,200	2,500	177,700	1.2	18,000	159,700	*
Eric Schnadig	81,320	85,539	166,859	1.2	—	166,859	*
James Perakis	151,805	—	151,805	1.1	35,000	116,805	*
Chanchal Samanta	13,333	87,500	100,833	*	—	100,833	*
John B. Landry	88,891	—	88,891	*	25,000	63,891	*
Richard Hale	80,000	1,666	81,666	*	—	81,666	*
Michael H. Balmuth	—	10,000	10,000	*	—	10,000	—
Robert P. Schechter	—	—	—	—	—	—	—
Aron J. Ain	—	—	—	—	—	—	—
All executive officers and directors as a group (13 persons)	9,534,586	741,088	10,275,674	69.0	710,000	9,565,674	50.5

*	Less than 1%.

Additional Selling Stockholders:
Curt Bloom	50,416	—	50,416	*	%	35,000	15,416	*	%
William Kantor	179,260	10,000	189,260	1.3		15,000	174,260	*
Kazuko Lee	120,000	—	120,000	*		10,000	110,000	*
Indulis Pommers	333,333	—	333,333	2.4		100,000	233,333	1.3
Benjamin Van Roy	80,000	—	80,000	*		40,000	40,000	*
Edward Van Roy	80,000	—	80,000	*		40,000	40,000	*

*	Less than 1%.

     Shares reflected as beneficially owned by Summit Partners and by Mr. Evans consist of 2,182,415 shares of common stock held by Summit Accelerator Fund, L.P., 112,555 shares held by Summit Accelerator Founders Fund, L.P., and 189,016 shares held by Summit (SAF) Investors IV, L.P. Summit Partners, LLC is the general partner of Summit Accelerator Partners, L.P., which is a managing member of Summit Accelerator Partners, LLC, which is the general partner of Summit Accelerator Fund, L.P. and Summit Accelerator Founders Fund, L.P. Summit Partners, LLC is the general partner of Summit (SAF) Investors, IV, L.P. Summit Partners, LLC, through an investment committee composed of five of its members (each of whom is listed below), exercises sole voting and investment power with respect to the shares owned by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Gregory M. Avis, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Walter G. Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey and Stephen G. Woodsum are members of Summit Partners, LLC and each disclaims beneficial ownership of the shares held by entities affiliated with Summit Partners, LLC except to the extent of his pecuniary interest therein.

      David Cheung is one of our co-founders and employees. Shares beneficially owned by Mr. Cheung consist of 917,254 shares held by the David Cheung Living Trust, 765,341 shares held by the Angela Cheung Living Trust, 218,579 shares held by the David Cheung 2004 Grantor Retained Annuity Trust and 437,158 shares held by the Angela Cheung 2004 Grantor Retained Annuity Trust. Mr. Cheung or his spouse is a trustee of each of these trusts.

      Shares reflected as beneficially owned by JMI Equity Fund IV, L.P. and affiliated funds and by Mr. Woloson consist of 1,044,324 shares held by JMI Equity Fund IV, L.P., 82,700 shares held by JMI Equity Fund IV (AI), L.P., 333,469 shares held by JMI Euro Equity Fund IV, L.P., and 26,013 shares held by JMI Equity Side Fund, L.P. JMI Associates IV, L.L.C. is the general partner of JMI Equity Fund IV, L.P., JMI Euro Equity Fund IV, L.P. and JMI Equity Fund IV (AI), L.P. and may be deemed the beneficial owner of the shares held by such entities. Charles E. Noell III, Harry S. Gruner, Paul V. Barber, Robert F. Smith, Bradford D. Woloson and Peter C. Arrowsmith are managing members of JMI Associates IV, L.L.C. and may be deemed the beneficial owners of the shares beneficially owned by JMI Associates IV, L.L.C. Messrs. Noell, Gruner, Barber, Smith, Woloson and Arrowsmith disclaim beneficial ownership of the shares beneficially owned by JMI Associates IV, L.L.C., JMI Equity Fund IV, L.P., JMI Euro Equity Fund IV, L.P. and JMI Equity Fund IV (AI), L.P., except to the extent of their respective pecuniary interests therein. JMI Side Associates, L.L.C. is the general partner of JMI Equity Side Fund, L.P. and may be deemed the beneficial owner of the shares held by JMI Equity Side Fund, L.P. Messrs. Noell, Barber and Woloson are officers of JMI Side Associates, L.L.C. and may be deemed the beneficial owners of the shares beneficially owned by JMI Side Associates, L.L.C. Messrs. Noell, Barber and Woloson disclaim beneficial ownership of the shares beneficially owned by JMI Side Associates, L.L.C. and JMI Equity Side Fund, L.P., except to the extent of their respective pecuniary interests therein.

      Shares beneficially owned by Mr. Lee consist of 953,730 shares held by the Yuchun Lee Living Trust, 246,913 shares held by the 2001 Lee Charitable Trust, 1,333,333 shares held by the Yuchun Lee GRAT, and 2,299,570 shares held by the Agustina Sumito Living Trust.

Mr. Lee is a trustee of each of these trusts. Shares beneficially owned by Mr. Lee include options to purchase 14,040 shares held by Agustina Sumito, Mr. Lee’s spouse, and exercisable within 60 days after March 31, 2005.

      Shares beneficially owned by Mr. Spann consist of 175,200 shares held by the Richard N. Spann Trust, of which Mr. Spann is the sole trustee.

      Shares beneficially owned by Mr. Perakis include 2,500 shares of restricted stock that are subject to vesting more than 60 days after March 31, 2005.

      Shares beneficially owned by Mr. Landry include 2,500 shares of restricted stock that are subject to vesting more than 60 days after March 31, 2005.

      Mr. Bloom served as our Managing Director — EMEA from April 2002 to January 2005.

      Shares beneficially owned by Mr. Kantor include 9,876 shares held in a custodial account created under the Uniform Transfers to Minors Act for the benefit of a child of Mr. Kantor.

      Shares beneficially owned by Mr. Pommers consist of shares held by the Indulis Pommers Trust, of which Mr. Pommers is a trustee.

RELATED-PARTY TRANSACTIONS

      Since October 1, 2001, we have entered into the following transactions with our directors, officers and holders of more than five percent of our voting securities and affiliates of our directors, officers and five percent stockholders.

Registration Rights

      Prior to October 1, 2001, we entered into a registration rights agreement, which we refer to as the registration rights agreement, with the holders of all of the outstanding shares of our preferred stock. Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 4,082,967 shares of our common stock and the holders of these shares will have the right to require us to register these shares under the Securities Act under specific circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The following related parties have registration rights:

Number of
Name of Stockholder	Registrable Shares

Summit Partners	2,483,986
JMI Equity Fund IV, L.P. and affiliated funds	1,486,506
James Perakis	151,805
John Landry	88,891

Total	4,211,188

      The registrable shares attributed to JMI Equity Fund IV, L.P. consist of 1,044,324 shares of common stock held by JMI Equity Fund IV, L.P., 82,700 shares held by JMI Equity Fund IV (AI), L.P., 333,469 shares held by JMI Euro Equity Fund IV, L.P., and 26,013 shares held by JMI Equity Side Fund, L.P. Bradford D. Woloson, one of our directors, is a member of the general partner of JMI Equity Fund IV, L.P., JMI Equity Fund IV (AI), L.P. and JMI Euro Equity Fund IV, L.P. and a vice president of the general partner of JMI Equity Side Fund, L.P.

      The registrable shares attributed to Summit Partners consist of 2,182,415 shares of common stock held by Summit Accelerator Fund, L.P., 112,555 shares held by Summit Accelerator Founders Fund, L.P., and 189,016 shares held by Summit (SAF) Investors IV, L.P. Bruce R. Evans, one of our directors, is a member of the general partner of each of these entities.

Payment to Series B Preferred Stockholders and Dividend to Stockholders

      Under the terms of our charter, we will be required to pay, upon the closing of this offering, $1.0 million to holders of our Series B preferred stock. We expect to make the required payment using a portion of the net proceeds of this offering. See “Use of Proceeds.”

      In addition, we will pay a one-time cash dividend of $0.75 per share to holders of record of our common and preferred stock (on an as-converted basis). The record date of the dividend will be the business day immediately following the date of this prospectus, and the dividend will be paid following the completion of this offering. We will not use proceeds of this offering to pay any portion of the cash dividend. See “Dividend Policy.”

      The following related parties will be entitled to receive portions of the dividend and the payment to holders of Series B preferred stock based upon their stockholdings as of March 31, 2005 and expected exercises of stock options prior to the dividend record date:

	Series B
Name of Stockholder	Payment	Dividend

Yuchun Lee	$—	$3,797,966
Summit Accelerator Fund, L.P. and affiliated funds	448,430	1,862,990
David Cheung	—	1,753,749
JMI Equity Fund IV, L.P. and affiliated funds	448,430	1,114,880
James Perakis	89,686	113,854
Richard Spann	—	131,400
Eric Schnadig	—	104,520
John Landry	11,211	66,668
Richard M. Darer	—	56,250
Richard Hale	—	60,000

      Please see “Registration Rights” above for additional information with respect to Summit Accelerator Fund, L.P. and JMI Equity Fund IV, L.P. and their affiliated funds referenced above.

Indemnification Agreements

      In October 2004, we entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the director or executive officer if he or she is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case the director is fairly and reasonably entitled to indemnity. In the event that we do not assume the defense of a claim against our director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

Director and Executive Compensation

      Please see “Management — Director Compensation” and “— Executive Compensation” for information regarding the compensation of our non-employee directors and executive officers.

DESCRIPTION OF CAPITAL STOCK

General

      The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated charter and amended and restated by-laws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur prior to or upon the completion of this offering. We refer in this section to our amended and restated charter as our charter, and we refer to our amended and restated by-laws as our by-laws.

      Upon consummation of this offering, our authorized capital stock will consist of 90,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

      As of March 31, 2005, we had issued and outstanding:

•	10,060,712 shares of common stock, held by 108 holders of record;

•	74,811 shares of Series A convertible participating preferred stock, held by seven holders of record; and

•	1,635,799 shares of Series B convertible participating preferred stock, held by ten holders of record.

      Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 4,082,967 shares of our common stock.

Common Stock

      The holders of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

      In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

      The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

      Our charter provides that we may issue up to 10,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•	the number of shares;

•	the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•	any qualifications, limitations or restrictions.

      We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

      Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

      Our board of directors will make any determination to issue such shares based on its judgment as to our best interests of our company and stockholders. We have no current plan to issue any preferred stock after this offering.

Registration Rights

      We have entered into a registration rights agreement with the holders of all of the outstanding shares of our preferred stock. Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 4,082,967 shares of our common stock and the holders of these shares will have the right to require us to register these shares under the Securities Act under specific circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The following description of the terms of the registration rights agreement is intended as a summary only and is qualified in its entirety by reference to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Demand Registration Rights. On no more than two occasions, the holders of at least 20% of the registrable shares will have the right to request that we register all or a portion of the registrable shares then held by the requesting stockholders, provided that the shares requested to be registered have an aggregate value of at least $5.0 million based on the then-current market price of our common stock. In addition, the holders will have the right to request that we register on Form S-3 all or a portion of the registrable shares held by them, provided that the shares requested to be registered have an aggregate value of at least $1.0 million based on the then-current market price of our common stock.

Incidental Registration Rights. If we propose to register shares of our common stock under the Securities Act, other than on a registration statement on Form S-4 or S-8, the holders will have the right to require us to register all or a portion of the registrable shares then held by them.

      In the event that any registration in which the holders of registrable shares participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

      Pursuant to the registration rights agreement, we are required to pay all registration expenses and indemnify each participating holder with respect to each registration of registrable shares that is effected.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

      We have elected to be governed by the provisions of Section 203 of the Delaware law statute, which generally will have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for our common stock. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board and authorized at a stockholder meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

      Following this offering, our board of directors will be divided into three classes, as described under “Management — Board of Directors.”

      Our charter and by-laws provide that directors may be removed only for cause and then only by the affirmative vote of a majority of the directors present at a meeting duly held at which a quorum is present, or the holders of at least 75% of the votes that all stockholders would be entitled to cast in any annual election of directors. Under our by-laws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office, even if less than a quorum. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

      Our by-laws provide that stockholders may not take any action by written consent in lieu of a meeting and limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. In addition, our by-laws provide that only our board of directors or our chairman or president may call a special meeting of stockholders. Business transacted at any special meeting of stockholders must be limited to matters relating to the purpose stated in the notice of the special meeting.

      To be “properly brought” before an annual meeting, the proposals or nominations must be:

•	specified in the notice of meeting;

•	brought before the meeting by or at the direction of our board of directors; or

•	brought before the meeting by a stockholder entitled to vote at the meeting who has given to our corporate secretary the required advance written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting and who was a stockholder of record on the date on which notice is given.

      In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to our corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. If, however, the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from the first anniversary of the preceding year’s annual meeting, we must receive the notice (a) no earlier than the one hundred-twentieth day prior to such annual meeting and (b) no later than the close of business on the later of the ninetieth day prior to the annual meeting and the tenth day following the date on which the notice of the date of the meeting was mailed or, if earlier, public disclosure was made. Although our by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

      Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s charter or by-laws, unless the charter or by-laws require a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors, subject to any limitations set forth in the by-laws, and may also be amended or repealed by the stockholders by the affirmative vote of the holders of at least 75% of the votes that all the stockholders would be entitled to cast in any annual election of directors. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Liability Limitations and Indemnification

      Our charter provides that we must indemnify our directors and officers and that we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, our charter provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. For additional information, please see “Management — Liability Limitations and Indemnification.”

      These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, you may lose some or all of your investment in our common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions, the director and officer insurance we maintain, and the indemnification agreements we have entered into with our directors and officers are necessary to attract and retain talented and experienced directors and officers.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Wachovia Bank, N.A.

Listing

      We have applied for the quotation of our common stock on the Nasdaq National Market under the symbol “UNCA.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to the offering made by this prospectus, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial numbers of shares of common stock, including shares issued upon exercise of options, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

      Upon completion of this offering, we will have outstanding 18,499,758 shares of common stock, after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 4,082,967 shares of common stock and the expected exercise of options to purchase an aggregate of 606,079 shares of common stock prior to the completion of this offering.

      The 3,750,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock to be outstanding after this offering will be “restricted securities” under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period (subject to extension in specified circumstances) described below. Immediately after the 180-day period, 876,358 shares will be freely tradeable under Rule 144(k) and 11,833,678 additional shares will be eligible for resale under Rule 144, subject to volume limitations.

      Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

Rule 144

      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 184,997 shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

      Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to the manner or volume of sale or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

      In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Lock-up Agreements

      Each of our officers and directors, each of the selling stockholders, and substantially all of our other stockholders and holders of options to purchase our common stock, have agreed that, subject to the exceptions described in “Underwriting,” without the prior written consent of Deutsche Bank Securities Inc. on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus (subject to extension in specified circumstances), directly or indirectly:

•	offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any short sale or any purchase, sale or grant of any right with respect to any security other than a broad-based market basket or index that includes, relates to or derives any significant part of its value from our common stock.

      Deutsche Bank Securities Inc. does not have any pre-established conditions to waiving the terms of the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

Registration Rights

      After this offering, holders of 4,213,635 shares of our common stock will have the right to require us to register these shares under the Securities Act under specific circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock — Registration Rights.”

Equity Plans

      As of March 31, 2005, we had outstanding options to purchase 2,195,128 shares of our common stock. We expect holders to exercise certain of these options in order to purchase an aggregate of 606,079 shares of common stock prior to the completion of this offering. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or issuable under our 1993 plan, 2003 plan, 2005 plan and purchase plan.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

      The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock purchased in this offering. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, partnership or any other organization taxable as a corporation or partnership for U.S. federal tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia; or

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and (b) one or more U.S. persons have the authority to control all of the trust’s substantial decisions.

      This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

      This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	partnerships or other pass-through entities;

•	regulated investment companies or real estate investment trusts;

•	pension plans;

•	owners of more than 5% of our common stock;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

      There can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of purchasing, owning and disposing of shares of our common stock.

Distributions on Our Common Stock

      Any distributions on our common stock paid to holders of common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “— Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

      Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld that the non-U.S. holder may claim by filing a U.S. tax return with the IRS.

      Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the United States by such non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

      A non-U.S. holder of our common stock that claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

      A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain On Sale, Exchange or Other Disposition of Our Common Stock

      In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business (and if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the United States by such non-U.S. holder), in which case the graduated U.S. federal income tax rates applicable to U.S. persons will apply, and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “— Distributions on Our Common Stock” may also apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

United States Federal Estate Tax

      Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

      We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “— Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

      Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

      Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC, CIBC World Markets Corp. and Needham & Company, LLC have severally agreed to purchase from the selling stockholders and us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number
Underwriters	of Shares

Deutsche Bank Securities Inc.
Wachovia Capital Markets, LLC
CIBC World Markets Corp.
Needham & Company, LLC

Total	4,800,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

      We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $           per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $           per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 720,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,800,000 shares are being offered.

      The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are      % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees

		Without Exercise of	With Full Exercise of
	Fee Per Share	Over-Allotment Option	Over-Allotment Option

Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders	$	$	$

      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2,100,000.

      We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      Each of our officers and directors, each of the selling stockholders, and substantially all of our other stockholders and holders of options to purchase our common stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc., subject to extension in specified circumstances. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options or issue shares pursuant to our equity incentive plans, and we may issue shares of our common stock in connection with a strategic partnering transaction or a merger or acquisition where the recipients sign a similar lock-up agreement. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the lock-up period.

      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

      In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

      Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      A prospectus in electronic format is being made available on Internet websites maintained by one or more of the representatives of the underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Pricing of this Offering

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among the representatives of the underwriters, the selling stockholders and us. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

      Each underwriter has represented and agreed that: (1) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (3) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in

Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

Other Relationships

      In June 2004, we entered into a software license and maintenance services agreement in the ordinary course of business with Wachovia Corporation, an affiliate of Wachovia Capital Markets, LLC, one of the representatives of the underwriters of this offering. Pursuant to this agreement, we granted a perpetual license to our Affinium Campaign, Affinium Campaign Optimize and Affinium Plan products to Wachovia Corporation and agreed to provide related maintenance for an initial period of one year. Revenue recognized from these arrangements, which were negotiated on an arm’s-length basis, with Wachovia Corporation represented 2% of our total revenue in fiscal 2004 and 1% of our total revenue in the six months ended March 31, 2005. Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets, LLC, will act as transfer agent and registrar for our common stock.

      In December 2004, Unica France entered into a software license and services agreement in the ordinary course of business with Deutsche Bank Belgium NV/SA, an affiliate of Deutsche Bank Securities Inc., the lead managing underwriter of this offering. Pursuant to this agreement, we granted a perpetual license to our Affinium Campaign and Affinium Leads products to Deutsche Bank Belgium NV/SA and agreed to provide related maintenance for an initial period of one year. Revenue recognized from these arrangements, which were negotiated on an arm’s-length basis, with Deutsche Bank Belgium NV/SA represented 1% of our total revenue in the six months ended March 31, 2005.

      In the ordinary course of our business, we may in the future sell our products to one or more of the other underwriters or their affiliates. Any such transactions will be entered into on terms generally indicative of terms offered to other third-party customers.

      In addition, some of the underwriters or their affiliates may provide investment banking services to us in the future. They will receive customary fees and commissions for these services.

LEGAL MATTERS

      Wilmer Cutler Pickering Hale and Dorr LLP will pass upon the validity of the shares of common stock offered by this prospectus. Goodwin Procter LLP will pass upon legal matters relating to this offering for the underwriters.

EXPERTS

      The consolidated financial statements of Unica Corporation as of September 30, 2003 and 2004, and for each of the three years in the period ended September 30, 2004, appearing in this prospectus and the related registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. On the closing of this offering, we will be subject to the informational requirements of the Securities Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.unica.com as soon as reasonably practicable after filing such documents with the SEC.

      You can read the registration statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of September 30, 2003 and 2004 and March 31, 2005 (Unaudited) and March 31, 2005 Pro Forma (Unaudited)	F-3
Consolidated Income Statements for the years ended September 30, 2002, 2003 and 2004 and the six months ended March 31, 2004 and 2005 (Unaudited)	F-4
 Consolidated Statements of Redeemable Preferred Stock, Stockholders’ Equity (Deficit) and Comprehensive Income for the years ended September 30, 2002, 2003 and 2004 and the six months ended March 31, 2005 (Unaudited) and March 31, 2005 Pro Forma (Unaudited)
F-5
Consolidated Statements of Cash Flows for the years ended September 30, 2002, 2003 and 2004 and the six months ended March 31, 2004 and 2005 (Unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Unica Corporation and Subsidiaries

      We have audited the accompanying consolidated balance sheets of Unica Corporation and Subsidiaries as of September 30, 2003 and 2004 and the related consolidated statements of income, redeemable preferred stock and stockholders’ equity (deficit) and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unica Corporation and Subsidiaries at September 30, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

November 18, 2004,
 except for the second paragraph of Note 2,
 as to which the date
 is March 17, 2005

Boston, Massachusetts

UNICA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

			As of March 31,
	As of September 30,
				2005
	2003	2004	2005	Pro Forma

			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$16,535	$23,773	$27,530	$27,530
Restricted cash	—	288	288	288
Accounts receivable, net of allowance for doubtful accounts of $423, $488, $528 (unaudited) and $528 (unaudited), respectively	4,766	11,386	12,594	12,594
Deferred tax asset, net of valuation allowance	0	458	458	458
Prepaid expenses and other current assets	749	2,101	3,044	3,044

Total current assets	22,050	38,006	43,914	43,914
Property and equipment, net	707	1,189	1,485	1,485
Intangible assets, net	1,004	711	506	506
Goodwill	2,770	2,416	2,518	2,518
Other assets	195	92	75	75

Total assets	$26,726	$42,414	$48,498	$48,498

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$458	$1,548	$1,559	$1,559
Notes payable	510	—	—	—
Accrued expenses	5,294	6,770	6,351	6,351
Short-term deferred revenue	10,292	18,891	22,448	22,448
Dividend payable	—	—	—	11,062
Series B redeemable preferred stock payable	—	—	—	1,000

Total current liabilities	16,554	27,209	30,358	42,420
Long-term deferred revenue	543	1,399	1,764	1,764

Total liabilities	17,097	28,608	32,122	44,184

Commitments and contingencies (Note 8)
Redeemable preferred stock, $0.01 par value (Note 11):
Series A and B convertible participating preferred stock, at liquidation and redemption value:
Authorized, issued and outstanding — 1,710,610 shares, actual; no shares pro forma (unaudited)	14,355	15,364	15,869	—

Series A and B redeemable preferred stock:

Authorized — 1,710,610 shares at September 30, 2003 and 2004 and March 31, 2005 (unaudited); no shares issued or outstanding at September 30, 2003 and 2004 and March 31, 2005 (unaudited); no shares authorized, issued or outstanding at March 31, 2005 pro forma (unaudited)

Issued and outstanding — none	—	—	—	—
Stockholders’ equity (deficit):
Common stock, $0.01 par value:
Authorized — 28,000,000 shares
Issued and outstanding — 9,240,775, 9,597,259, 10,060,712 and 14,749,758 shares at September 30, 2003 and 2004, March 31, 2005 (unaudited) and March 31, 2005 pro forma (unaudited), respectively	92	96	101	148
Additional paid-in capital	235	1,286	2,095	7,120
Proceeds receivable from exercise of stock options	—	—	—	(1,265)
Deferred stock-based compensation	—	(561)	(593)	(593)
Accumulated deficit	(5,038)	(2,583)	(1,354)	(1,354)
Accumulated other comprehensive income (loss)	(15)	204	258	258

Total stockholders’ equity (deficit)	(4,726)	(1,558)	507	4,314

Total liabilities, redeemable preferred stock and stockholders’ equity (deficit)	$26,726	$42,414	$48,498	$48,498

The accompanying notes are an integral part of these consolidated financial statements.

UNICA CORPORATION AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
(in thousands, except share data)

				Six Months Ended
	Year Ended September 30,			March 31,

	2002	2003	2004	2004	2005

				(unaudited)
Revenue:
License	$11,669	$17,203	$24,019	$10,540	$13,942
Maintenance and services	8,979	14,105	24,696	10,912	16,003

Total revenue	20,648	31,308	48,715	21,452	29,945

Cost of revenue:
License	407	300	687	271	413
Maintenance and services	2,567	4,646	8,075	3,724	4,989

Total cost of revenue(1)	2,974	4,946	8,762	3,995	5,402

Gross profit	17,674	26,362	39,953	17,457	24,543

Operating expenses(1):
Sales and marketing	12,941	15,378	22,971	9,948	13,464
Research and development	3,004	4,981	8,333	3,680	5,410
General and administrative	1,408	3,090	4,206	1,819	3,050
In-process research and development and amortization of intangible assets	—	380	433	210	236

Total operating expenses	17,353	23,829	35,943	15,657	22,160

Income from operations	321	2,533	4,010	1,800	2,383

Other income:
Interest income, net	74	155	173	65	164
Other income (expense), net	(4)	(40)	50	(13)	121

Total other income	70	115	223	52	285

Income before provision for income taxes	391	2,648	4,233	1,852	2,668
Provision for income taxes	60	170	769	328	934

Net income	$331	$2,478	$3,464	$1,524	$1,734

Net income (loss) per common share (Note 2):
Basic	$(0.08)	$0.11	$0.18	$0.08	$0.09

Diluted	$(0.08)	$0.10	$0.16	$0.07	$0.08

Weighted average common shares outstanding:
Basic	8,965,367	9,111,193	9,420,371	9,343,342	9,734,262

Diluted	8,965,367	10,243,419	10,828,947	10,339,371	11,373,170

(1) Amounts include stock-based compensation expense, as follows:
Cost of maintenance and services revenue	$—	$—	$24	$—	$50
Sales and marketing expense	—	—	40	—	92
Research and development expense	—	—	30	—	48
General and administrative expense	15	—	17	—	60

Total stock-based compensation expense	$15	$—	$111	$—	$250

The accompanying notes are an integral part of these consolidated financial statements.

UNICA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK,
STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME
(in thousands, except share data)

					Common Stock
	Series A								Proceeds
	Redeemable		Series B Redeemable						Receivable
	Convertible		Convertible Preferred						from	Note		Accumulated
	Preferred Stock		Stock			$0.01	Additional	Deferred	Exercise	Receivable		Other
						Par	Paid-In	Stock-Based	of Stock	from	Accumulated	Comprehensive	Comprehensive
	Shares	Value	Shares	Value	Shares	Value	Capital	Compensation	Options	Stockholder	Deficit	Income (Loss)	Income

Balance at September 30, 2001	77,986	$7,988	1,635,799	$4,673	8,942,855	$89	$58	$—	$—	$(286)	$(5,867)	$—
Net income	—	—	—	—	—	—	—	—	—	—	331	—	$331
Exercise of stock options	—	—	—	—	78,227	1	62	—	—	—	—	—	—
Accretion of Series A redeemable convertible preferred stock	—	616	—	—	—	—	—	—	—	—	(616)	—	—
Accretion of Series B redeemable convertible preferred stock	—	—	—	401	—	—	—	—	—	—	(401)	—	—
Repurchase and retirement of Series A redeemable convertible preferred stock	(3,175)	(332)	—	—	—	—	—	—	—	286	46	—	—
Compensation expense related to stock options granted to non- employees	—	—	—	—	—	—	15	—	—	—	—	—	—

Comprehensive income													$331

Balance at September 30, 2002	74,811	8,272	1,635,799	5,074	9,021,082	90	135	—	—	—	(6,507)	—
Net income	—	—	—	—	—	—	—	—	—	—	2,478	—	$2,478
Exercise of stock options	—	—	—	—	249,693	2	190	—	—	—	—	—	—
Accretion of Series A redeemable convertible preferred stock	—	608	—	—	—	—	—	—	—	—	(608)	—	—
Accretion of Series B redeemable convertible preferred stock	—	—	—	401	—	—	—	—	—	—	(401)	—	—
Repurchase and retirement of common stock	—	—	—	—	(30,000)	—	(90)	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(15)	(15)

Comprehensive income													$2,463

Balance at September 30, 2003	74,811	$8,880	1,635,799	$5,475	9,240,775	$92	$235	$—	$—	$—	$(5,038)	$(15)

UNICA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK,

STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME — (Continued)
(in thousands, except share data)

					Common Stock
	Series A
	Redeemable		Series B Redeemable
	Convertible		Convertible Preferred
	Preferred Stock		Stock			$0.01
						Par
	Shares	Value	Shares	Value	Shares	Value

Balance at September 30, 2003	74,811	$8,880	1,635,799	$5,475	9,240,775	$92
Net income	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	356,484	4
Accretion of Series A redeemable convertible preferred stock	—	608	—	—	—	—
Accretion of Series B redeemable convertible preferred stock	—	—	—	401	—	—
Deferred stock- based compensation	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—

Balance at September 30, 2004	74,811	9,488	1,635,799	5,876	9,597,259	96
Net income (unaudited)	—	—	—	—	—	—
Exercise of stock options (unaudited)	—	—	—	—	463,453	5
Accretion of Series A redeemable preferred stock (unaudited)	—	304	—	—	—	—
Accretion of Series B redeemable preferred stock (unaudited)	—	—	—	201	—	—
Deferred stock- based compensation (unaudited)	—	—	—	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	—
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—
Comprehensive income (unaudited)	—	—	—	—	—	—

Balance at March 31, 2005 (unaudited)	74,811	9,792	1,635,799	6,077	10,060,712	101

Conversion of redeemable convertible preferred stock into common stock (unaudited)	(74,811)	(9,792)	(1,635,799)	(6,077)	4,082,967	41
Dividend declared (unaudited)	—	—	—	—	—	—
Estimated exercise of outstanding options (unaudited)	—	—	—	—	606,079	6

Pro forma balance at March 31, 2005 (unaudited)	—	$—	—	$—	14,749,758	$148

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Proceeds
			Receivable
			from	Note		Accumulated
	Additional	Deferred	Exercise	Receivable		Other
	Paid-In	Stock-Based	of Stock	from	Accumulated	Comprehensive	Comprehensive
	Capital	Compensation	Options	Stockholder	Deficit	Income (Loss)	Income

Balance at September 30, 2003	$235	$—	$—	$—	$(5,038)	$(15)
Net income	—	—	—	—	3,464	—	$3,464
Exercise of stock options	379	—	—	—	—	—	—
Accretion of Series A redeemable convertible preferred stock	—	—	—	—	(608)	—	—
Accretion of Series B redeemable convertible preferred stock	—	—	—	—	(401)	—	—
Deferred stock- based compensation	672	(672)	—	—	—	—	—
Amortization of deferred stock-based compensation	—	111	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	219	219

Comprehensive income	—	—	—	—	—	—	$3,683

Balance at September 30, 2004	1,286	(561)	—	—	(2,583)	204
Net income (unaudited)	—	—	—	—	1,734	—	$1,734
Exercise of stock options (unaudited)	527	—	—	—	—	—	—
Accretion of Series A redeemable preferred stock (unaudited)	—	—	—	—	(304)	—	—
Accretion of Series B redeemable preferred stock (unaudited)	—	—	—	—	(201)	—	—
Deferred stock- based compensation (unaudited)	282	(282)	—	—	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	250	—	—	—	—	—
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	54	54

Comprehensive income (unaudited)	—	—	—	—	—	—	$1,788

Balance at March 31, 2005 (unaudited)	2,095	(593)	—	—	(1,354)	258

Conversion of redeemable convertible preferred stock into common stock (unaudited)	14,828	—	—	—	—	—
Dividend declared (unaudited)	(11,062)	—	—	—	—	—
Estimated exercise of outstanding options (unaudited)	1,259	—	(1,265)	—	—	—

Pro forma balance at March 31, 2005 (unaudited)	$7,120	$(593)	$(1,265)	$—	$(1,354)	$258

The accompanying notes are an integral part of these consolidated financial statements.

UNICA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

				Six Months Ended
	Year Ended September 30,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Cash flows from operating activities:
Net income	$331	$2,478	$3,464	$1,524	$1,734
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	445	427	509	208	375
Amortization of intangible assets	—	162	433	210	236
In-process research and development charge	—	218	—	—	—
Non-cash stock-based compensation charge	15	—	111	—	250
Deferred tax benefit	—	—	(458)	(171)	—
Changes in operating assets and liabilities, net of assets acquired and liabilities assumed:
Accounts receivable, net	(465)	(1,146)	(6,620)	(2,577)	(1,185)
Prepaid expenses and other current assets	(88)	(526)	(1,318)	(472)	116
Other assets	—	(189)	73	(148)	14
Accounts payable	(317)	141	1,069	715	2
Accrued expenses	801	1,130	1,965	288	(485)
Deferred revenue	2,720	5,026	9,467	3,132	3,910

Net cash provided by operating activities	3,442	7,721	8,695	2,709	4,967

Cash flows from investing activities:
Purchases of property and equipment, net of acquisition	(257)	(490)	(980)	(354)	(668)
Cash paid for acquisition of Marketic	—	(2,243)	—	—	—
Increase in restricted cash	—	—	(288)	—	—

Net cash used in investing activities	(257)	(2,733)	(1,268)	(354)	(668)

Cash flows from financing activities:
Repayment of line of credit and notes payable	(1,840)	—	(544)	(316)	—
Payment of deferred offering costs	—	—	—	—	(1,038)
Proceeds from exercise of stock options	63	192	383	140	532
Repurchase of common stock	—	(90)	—	—	—
Borrowings under equipment line of credit	77	—	—	—	—
Payments under equipment line of credit	(33)	(120)	—	—	—

Net cash used in financing activities	(1,733)	(18)	(161)	(176)	(506)

Effect of foreign currency on cash and cash equivalents	2	(25)	(28)	22	(36)

Net increase in cash and cash equivalents	1,454	4,945	7,238	2,201	3,757
Cash and cash equivalents at beginning of year	10,136	11,590	16,535	16,535	23,773

Cash and cash equivalents at end of year	$11,590	$16,535	$23,773	18,736	27,530

Supplemental disclosure of cash flow information:
Interest paid	$51	$7	$—	$—	$—

Income taxes paid	$11	$90	$1,427	$1,001	$609

Supplemental disclosure of non-cash investing and financing activities:
Issuance of notes payable in connection with Marketic acquisition	$—	$510	$—	$—	$—

Accretion of preferred stock	$1,018	$1,009	$1,009	$505	$505

The accompanying notes are an integral part of these consolidated financial statements.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

1.	Organization

      Unica Corporation (the “Company”) is a global provider of enterprise marketing management, or EMM, software designed to help businesses increase their revenues and improve the efficiency and measurability of their marketing operations. The Company provides a comprehensive set of integrated software modules offered under the Affinium name, which collectively addresses the principal functions of EMM. The Company’s software products use an open, scalable and flexible product architecture with built-in data access functionality, which facilitates rapid implementation and deployment.

      The Company focuses exclusively on the needs of businesses’ marketing organizations. The Company has a worldwide installed base serving a wide range of industries, including financial services, publishing, retail, telecommunications, and travel and hospitality. The Company offers software primarily through a direct sales force, as well as through alliances with marketing service providers, or MSPs, and systems integrators. In addition, the Company provides a full range of services to customers, including implementation, training, consulting, maintenance and technical support, and customer success programs.

      The Company has its corporate headquarters in Waltham, Massachusetts, and has sales offices there and across the United States, as well as in the United Kingdom, France and Singapore.

      The Company is subject to risks common to rapidly growing software companies, including the development of the EMM market, long sales cycles and quarterly fluctuations in operating results, changes in technological developments and customer requirements, competing software products, and dependence on key personnel.

2.	Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reverse Stock Split

      On March 11, 2005, the Board of Directors approved and on March 17, 2005 the Company’s stockholders ratified a 2-for-3 reverse stock split of the outstanding shares of common stock and adjusted the conversion price of the Series A and Series B Preferred Stock to reflect the 2-for-3 reverse stock split of the common stock. All share and per share amounts for all periods presented have been retroactively adjusted to reflect the 2-for-3 reverse stock split.

Unaudited Interim Financial Information

      The accompanying interim consolidated balance sheet as of March 31, 2005, the consolidated statements of income and cash flows for the six months ended March 31, 2004 and 2005, and the consolidated statement of redeemable preferred stock, stockholders’ equity (deficit) and comprehensive income for the six months ended March 31, 2005 are unaudited.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments necessary for the fair presentation of the Company’s financial position at March 31, 2005 and its results of operations and cash flows for the six months ended March 31, 2004 and 2005. The results of operations for the six months ended March 31, 2005 are not necessarily indicative of the results to be expected for any other interim period or any fiscal year.

Unaudited Pro Forma Balance Sheet and Stockholders’ Equity

      If the offering contemplated by this prospectus is consummated, all of the redeemable preferred stock outstanding will convert into 4,082,967 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at March 31, 2005. In addition, the Company has amended its charter (see Note 17) in order to modify the redemption provisions of its Series B redeemable preferred stock, which will be issuable upon the conversion of its Series B convertible participating preferred stock into common stock upon the consummation of the offering contemplated by this prospectus. The Series B redeemable preferred stock redemption price of $1.0 million will be payable immediately after the closing of such offering. The unaudited pro forma consolidated balance sheet and statement of stockholders’ equity as of March 31, 2005 reflect:

•	the conversion of the outstanding redeemable preferred stock into 4,082,967 shares of common stock upon completion of this offering;

•	the accrual of the $1.0 million redemption payment on the Series B redeemable preferred stock;

•	the accrual of a one-time cash dividend in the aggregate amount of approximately $11,062 to stockholders of record as of the business day immediately following the date of this prospectus;

•	the expected exercise of options to purchase an aggregate of 606,079 shares of common stock prior to the completion of this offering for an aggregate exercise price of $1,265.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

      Certain reclassifications have been made to the financial statements to conform to the current presentation.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

Revenue Recognition

      The Company derives revenue from software licenses, maintenance and services. The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.

      In accordance with these standards, revenue is recognized when persuasive evidence of an arrangement exists and delivery has occurred, the fee is deemed fixed or determinable and collection is deemed probable. In making these judgments, the Company evaluates these criteria as follows:

•	Evidence of an arrangement. The Company considers a non-cancelable agreement signed by the Company and the customer to be persuasive evidence of an arrangement.

•	Delivery. The Company considers delivery to have occurred when a CD or other medium containing the licensed software is provided to a common carrier or, in the case of electronic delivery, the customer is given electronic access to the licensed software. The Company’s typical end-user license agreement does not include customer acceptance provisions.

•	Fixed or determinable fee. The Company considers the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, the Company recognizes revenue when the refund or adjustment right lapses. If the payments are due beyond the Company’s normal terms, the Company recognizes the revenue as amounts become due and payable or as cash is collected.

•	Collection is deemed probable. The Company conducts a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed probable if, based upon the Company’s evaluation, the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not probable, revenue is deferred and recognized upon cash collection.

      In its agreements with customers, MSPs and systems integrators, the Company provides a limited warranty that its software will perform in a manner consistent with its documentation under normal use and circumstances. In the event of a breach of this limited warranty, the Company must repair or replace the software or, if those remedies are insufficient, provide a refund. The agreements generally do not include any other right of return or any cancellation clause or conditions of acceptance.

      The Company generally sells its software products and services together in a multiple-element arrangement under both perpetual and term license arrangements. When the Company enters into multiple-element perpetual arrangements, the Company allocates the total fee among the various elements using the residual method. Under the residual method, revenue is recognized when vendor-specific objective evidence (VSOE) of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Each license arrangement requires the Company to analyze the

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

individual elements in the transaction and to estimate the fair value of each undelivered element, which typically includes maintenance and services. Revenue is allocated to each undelivered element based on its fair value, with the fair value determined by the price charged when that element is sold separately.

      The Company generally estimates the fair value of the maintenance portion of an arrangement based on the maintenance renewal price for that arrangement. In multiple element arrangements where the Company sells maintenance for less than fair value, the Company defers the contractual price of the maintenance plus the difference between such contractual price and the fair value of maintenance over the expected life of the product. The Company makes a corresponding reduction in license revenue. The fair value of the professional services portion of the arrangement is based on the rates that the Company charges for these services when sold independently from a software license. If, in the Company’s judgment, evidence of fair value cannot be established for the undelivered elements in a multiple element arrangement, the entire amount of revenue from the arrangement is deferred until evidence of fair value can be established, or until the elements for which evidence of fair value could not be established are delivered.

License Revenue

      The Company licenses its software products on both a perpetual and term basis, as described below.

      Perpetual Licenses. Licenses to use the Company’s products in perpetuity generally are priced based on (a) either a customer’s database size (including the number of contacts or channels) or a platform fee, and (b) a specified number of users. Because implementation services for the software products are not deemed essential to the functionality of the related software, the Company recognizes perpetual license revenue at the time of product delivery, provided all other revenue criteria have been met.

      When the Company licenses its software on a perpetual basis through an MSP or systems integrator, the Company recognizes revenue upon delivery of the licensed software to the MSP or systems integrator only if (a) the customer of the MSP or systems integrator is identified in a written arrangement between the Company and the MSP or systems integrator and (b) all other revenue recognition criteria have been met pursuant to SOP 97-2.

      Term Arrangements. Term arrangements include, for a bundled fee, (a) the right to use the Company’s software for a specified period of time, (b) updates and upgrades to software, and (c) technical support. Term arrangements are generally sold through marketing service providers, or MSPs. Customers are generally invoiced in annual or quarterly installments and are billed in advance of the license period. Revenue, which is allocated between license revenue and maintenance fees revenue based on estimated fair value, is deferred at the time the term arrangement is initiated and is recognized ratably over the life of the arrangement, typically one year.

Maintenance and Services

      Maintenance and services revenue is generated from sales of (a) maintenance, including software updates and upgrades and technical support, associated with the sale of software

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

licenses and (b) services, including implementation, training and consulting, and reimbursable travel.

      Maintenance. Maintenance is generally sold on an annual basis. There are two levels of maintenance, standard and premium, both of which generally are sold for a term of one year. With both of these maintenance levels, customers are provided with technical support and software updates and upgrades. With premium maintenance, customers are provided additional services such as emergency service response and periodic onsite utilization reviews. Revenue is deferred at the time the maintenance agreement is initiated and is recognized ratably over the term of the maintenance agreement.

      Services. Implementation services include the installation of the Company’s software, identification and sourcing of legacy data, configuration of rules necessary to generate marketing campaigns and other general services for the software. A range of training services, including classroom, onsite, and web-based education and training are also provided. Generally these services are priced on a time-and-materials basis and recognized as revenue when the services are performed. Services also include billable travel, lodging and other out-of-pocket expenses incurred as part of delivery of services.

      Generally implementation services for our software products are not deemed essential to the functionality of the software products, and therefore services revenue is recognized separately from license revenue. If the Company were to determine that services are essential to the functionality of software in an arrangement, both the license and services revenue from the arrangement would be recognized pursuant to SOP 81-1, Accounting for Performance of Construction-Type Contracts and Certain Production-Type Contracts. In such cases, the Company expects that it would be able to make reasonably dependable estimates relative to the extent of progress toward completion by comparing the total hours incurred to the estimated total hours for the arrangement and accordingly the Company would apply the percentage-of-completion method. If it were unable to make reasonably dependable estimates of progress towards completion, then the Company would use the completed-contract method, under which revenue is recognized only upon completion of the arrangement. If total cost estimates exceed the anticipated revenue, then the estimated loss on the arrangement is recorded at the inception of the arrangement or at the time the loss becomes apparent.

Reimbursable Out-of-Pocket Expenses

      In accordance with Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 01-14, Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred, the Company classifies reimbursements received for out-of-pocket expenses incurred as services revenue and classifies the related costs as cost of revenue. The amounts of reimbursed expenses included within revenue and cost of revenue were approximately $416, $423 and $705 for the years ended September 30, 2002, 2003 and 2004, respectively, and $316 and $446 for the six months ended March 31, 2004 and 2005, respectively.

Cost of Revenue

      Cost of license revenue, for both perpetual licenses and term arrangements, consists primarily of (a) salaries, benefits and stock-based compensation related to documentation

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

personnel, (b) facilities and other related overhead, and (c) third-party royalties. Cost of maintenance and services revenue consists primarily of (a) salaries, benefits and stock-based compensation related to professional services and technical support personnel, (b) billable and non-billable travel, lodging and other out-of-pocket expenses, (c) facilities and other related overhead, and (d) cost of services provided by subcontractors for professional services.

Impairment of Long-Lived Assets and Intangible Assets

      In accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets, including intangible assets, may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Based on this evaluation, the Company believes that, as of each of the balance sheet dates presented, none of the Company’s long-lived assets, including intangible assets, was impaired.

Capitalized Internal-Use Software

      The Company capitalizes certain costs incurred to purchase or create internal-use software in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. To date, such costs have included external direct costs of materials and services consumed in obtaining internal-use software. Once the capitalization criteria of SOP 98-1 have been met, such costs are classified as software and are amortized on a straight-line basis over two to three years once the software has been put into use. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred.

Research and Development Expense for Software Products

      The Company evaluates whether to capitalize or expense software development costs in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized, from the point of reaching technological feasibility until the time of general product release, is very short and consequently the amounts that could be capitalized are not material to the Company’s financial position or results of operations. Therefore, the Company has charged all such costs to research and development in the period in which they are incurred.

Foreign Currency Translation

      The financial statements of the Company’s foreign subsidiaries are translated in accordance with SFAS No. 52, Foreign Currency Translation.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

      The functional currency of the Company’s foreign subsidiaries in the United Kingdom and Singapore is the U.S. dollar. Accordingly, all assets and liabilities of these foreign subsidiaries are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date, except for property and equipment, which are remeasured into U.S. dollars at historical rates. Revenue and expenses of these foreign subsidiaries are remeasured into U.S. dollars at the average rates in effect during the year. Any differences resulting from the remeasurement of assets, liabilities and operations of the United Kingdom and Singapore subsidiaries are recorded within other income (expense) in the consolidated income statement. During the years ended September 30, 2002, 2003 and 2004, and the six months ended March 31, 2004 translation adjustments were not material. Translation gains included in other income (expenses) for the six months ended March 31, 2005 totalled $91,000.

      The functional currency of the Company’s foreign subsidiary in France is the Euro. Accordingly, all assets and liabilities of the French subsidiary are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Revenue and expenses of the French subsidiary are translated to U.S. dollars using the average rates in effect during the period. Any differences resulting from the translation of assets, liabilities and operations of the French subsidiary are recorded within stockholders’ equity (deficit) as other comprehensive income.

      Any gains or losses resulting from foreign currency transactions, including the translation of intercompany balances, are recorded in other income (expense) in the consolidated income statement. During the years ended September 30, 2002, 2003 and 2004, and the six months ended March 31, 2004 foreign currency transaction gains and losses were not material. For the six months ended March 31, 2005, foreign currency transaction gains included in other income (expense) were $35,000.

Cash and Cash Equivalents

      The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents. The Company invests the majority of its excess cash in money market funds of two major financial institutions that, in the opinion of the Company, are highly creditworthy. All of the Company’s cash equivalents are recorded at cost, which approximates fair market value.

Concentration of Credit Risk and Significant Customers

      Financial instruments that potentially expose the Company to concentration of credit risk primarily consist of cash and trade accounts receivable. The Company monitors its receivables and maintains an allowance for doubtful accounts for potential credit losses, and such losses, in the aggregate, have not exceeded the Company’s expectations. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in any specific industry or geographic area. Due to these factors, the Company believes that future credit losses will not exceed amounts provided.

      One customer accounted for approximately 11% of the accounts receivable balance at September 30, 2003, for which the Company subsequently received payment. One customer accounted for approximately 22% of the accounts receivable balance at September 30, 2004, for which the Company subsequently received payment. There were no customers whose balance was more than 10% of accounts receivable at March 31, 2005.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

      No customer accounted for more than 10% of the Company’s total revenue in any of the years ended September 30, 2002, 2003 and 2004.

Fair Value of Financial Instruments

      The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and notes payable, approximated their fair values at September 30, 2003 and 2004 and March 31, 2005, due to the short-term nature of these instruments.

Comprehensive Income

      SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Other than reported net income, the only item of comprehensive income is foreign currency translation adjustment, which is disclosed in the accompanying consolidated statements of redeemable preferred stock, stockholders’ equity (deficit) and comprehensive income.

Net Income Per Share

      The Company calculates net income per share in accordance with SFAS No. 128, Earnings Per Share, as clarified by EITF Issue No. 03-6, Participating Securities and the Two Class Method under FASB Statement No. 128, Earnings per Share (“EITF 03-6”). EITF 03-6 clarified the use of the “two-class” method of calculating earnings per share as originally prescribed in FAS 128. Effective for periods beginning after March 31, 2004, EITF 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The Company has determined that its redeemable preferred stock represents a participating security, and therefore has adopted the provisions of EITF 03-6 retroactively for all periods presented.

      Under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates net income first to preferred stockholders based on dividend rights under the Company’s charter and then to preferred and common stockholders, pro rata, based on ownership interests. Net losses are not allocated to preferred stockholders. For all periods presented, the application of the two-class method is more dilutive than the if-converted method. Diluted net income (loss) per share gives effect to all potentially dilutive securities, including stock options using the treasury stock method.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

      A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share is as follows:

				Six Months Ended
	Year Ended September 30,			March 31,

	2002	2003	2004	2004	2005

				(unaudited)
Numerator:
Net income	$331	$2,478	$3,464	$1,524	$1,734

Allocation of net income:
Basic:
Accretion of preferred stock dividends	$1,018	$1,009	$1,009	$505	$505
Undistributed net income allocated to preferred stockholders	—	454	742	308	363

Net income applicable to preferred stockholders	1,018	1,463	1,751	813	868
Net income (loss) applicable to common stockholders	(687)	1,015	1,713	711	866

Net income	$331	$2,478	$3,464	$1,524	$1,734

Diluted:
Accretion of preferred stock dividends	$1,018	$1,009	$1,009	$505	505
Undistributed net income allocated to preferred stockholders	—	419	672	287	324

Net income applicable to preferred stockholders	1,018	1,428	1,681	792	829
Net income (loss) applicable to common stockholders	(687)	1,050	1,783	732	905

Net income	$331	$2,478	$3,464	$1,524	$1,734

Denominator:
Weighted-average shares of common stock outstanding	8,965,367	9,111,193	9,420,371	9,343,342	9,734,262
Weighted-average shares of common stock issuable upon exercise of outstanding stock options	—	1,132,226	1,408,576	996,029	1,638,908

Shares used in computing diluted net income (loss) per common share	8,965,367	10,243,419	10,828,947	10,339,371	11,373,170

Calculation of net income (loss) per share:
Basic:
Net income (loss) applicable to common stockholders	$(687)	$1,015	$1,713	$711	$866

Weighted average shares of common stock outstanding	8,965,367	9,111,193	9,420,371	9,343,342	9,734,262
Net income (loss) per common share	$(0.08)	$0.11	$0.18	$0.08	$0.09

Diluted:
Net income (loss) applicable to common stockholders	$(687)	$1,050	$1,783	$732	$905

Shares used in computing diluted net income (loss) per common share	8,965,367	10,243,419	10,828,947	10,339,371	11,373,170
Net income (loss) per common share	$(0.08)	$0.10	$0.16	$0.07	$0.08

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

Accounting for Stock-Based Compensation

      The Company accounts for its stock-based awards to employees using the intrinsic-value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic-value method, compensation expense is measured on the date of grant as the difference between the fair value of the Company’s common stock and the option exercise price multiplied by the number of options granted. Generally, the Company grants stock options with exercise prices equal to the estimated fair value of its common stock; however, to the extent that the fair value of the common stock exceeds the exercise price of stock options granted to employees on the date of grant, the Company records deferred stock-based compensation and amortizes the expense using an accelerated method, pursuant to FASB Interpretation (FIN) No. 28, over the vesting schedule of the options, generally four years.

      During fiscal 2004, the Company recorded $672 of deferred stock-based compensation resulting from the grant of employee stock options with an exercise price less than the fair value of common stock. During the six months ended March 31, 2005, the Company recorded an additional $282 of deferred stock-based compensation, net of cancellations. As of March 31, 2005, the Company had an aggregate of $593 of deferred stock-based compensation remaining to be amortized. This deferred stock-based compensation balance is expected to be amortized as follows: $227 during the remainder of fiscal 2005; $228 during fiscal 2006; $107 during fiscal 2007; and $31 during fiscal 2008.

      The Company accounts for its stock-based awards to non-employees using a fair-value method of accounting under which compensation expense is generally recognized over the vesting period, based on the fair value of the award. The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123, for all stock-based awards.

      For purposes of the SFAS No. 123 pro forma disclosure below, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used and the resulting estimated fair value for grants during the applicable period are as follows:

	Year Ended September 30,			Six Months Ended March 31,

	2002	2003	2004	2004	2005

				(unaudited)
Dividend yield	—	—	—
Volatility	—	—	—
Risk-free interest rate	4.0%	3.5%	3.7% to 4.1%	3.7% to 3.8%	3.8% to 4.0%
Weighted-average expected option term	7 years	7 years	7 years	7 years	7 years
Weighted-average fair value per share of options granted	$0.51	$0.60	$2.25	$0.50	$3.30

      If compensation expense for the Company’s stock option grants to employees had been determined based on the fair value at the grant dates, as prescribed by SFAS No. 123, the Company’s net income would have been as follows:

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

				Six Months Ended
	Year Ended September 30,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Numerator:
Net income, as reported	$331	$2,478	$3,464	$1,524	$1,734
Add: actual stock-based compensation expense	15	—	111	—	250
Less: pro forma stock-based compensation expense under SFAS No. 123	(122)	(229)	(350)	(153)	(382)

Pro forma net income	$224	$2,249	$3,225	$1,371	$1,602

Allocation of net income:
Basic:
Pro forma net income applicable to preferred stockholders	$1,018	$1,393	$1,679	$767	$829
Pro forma net income (loss) applicable to common stockholders	(794)	856	1,546	604	773

Pro forma net income	$224	$2,249	$3,225	$1,371	$1,602

Diluted:
Pro forma net income applicable to preferred stockholders	$1,018	$1,368	$1,624	$751	$796
Pro forma net income (loss) applicable to common stockholders	(794)	881	1,601	620	806

Pro forma net income	$224	$2,249	$3,225	$1,371	$1,602

Net income (loss) per common share:
Basic:
As reported	$(0.08)	$0.11	$0.18	$0.08	$0.09

Pro forma	$(0.09)	$0.09	$0.16	$0.06	$0.08

Diluted:
As reported	$(0.08)	$0.10	$0.16	$0.07	$0.08

Pro forma	$(0.09)	$0.09	$0.15	$0.06	$0.07

Weighted-average fair value:
Options granted below fair value	$—	$—	$5.57	$—	$4.70

Options granted above fair value	$—	$0.42	$—	$—	$—

Options equal to fair value	$0.51	$0.65	$1.59	$0.74	$2.15

Weighted-average exercise price:
Options granted at or below fair value	$2.09	$3.00	$3.60	$3.34	$8.33

Options granted above fair value	$—	$3.30	$—	$—	$—

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

Income Taxes

      The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized.

Advertising Expense

      Advertising expense primarily includes promotional expenditures and is expensed as incurred, as such efforts have not met the direct-response criteria required for capitalization. Advertising expense for the years ended September 30, 2002, 2003 and 2004 and for the six months ended March 31, 2004 and 2005 was approximately $16, $38, $56, $7 and $74, respectively.

Recently Issued Accounting Pronouncements

      In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 123(R), Share Based Payment. SFAS 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) will require the Company to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. SFAS 123(R) requires the Company to adopt the new accounting provisions beginning in the first quarter of fiscal 2006. The Company continues to evaluate the effect that the adoption of SFAS 123(R) will have on its financial position and results of operations. The Company expects that its adoption of SFAS 123(R) will adversely affect its operating results to some extent in future periods.

      In March 2004, the EITF issued EITF No. 03-6, Participating Securities and the Two Class Method under FASB Statement No. 128, Earnings per Share, which clarifies the use of the “two-class” method of calculating earnings per share as originally prescribed in SFAS 128. Effective for periods beginning after March 31, 2004, EITF 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The Company has adopted EITF 03-6 retroactively for all periods presented.

      In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition (SAB 104). SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have an effect on the Company’s operating results or financial position.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

      In June 2003, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance, provided under EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring), required an exit cost liability be recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by a company after December 31, 2003. The adoption of SFAS 146 did not have a material effect on the Company’s operating results or financial position.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The Statement is effective for the Company as of July 1, 2003 for all financial instruments created or modified after June 30, 2003. For instruments created or modified prior to June 30, 2003, the statement is effective as of January 1, 2005. The adoption of this statement did not have a material effect on the Company’s operating results or financial position.

      In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material effect on the Company’s operating results or financial position.

      In January 2003, the FASB issued Interpretation (FIN) 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among all parties involved or if other parties do not have significant capital to finance activities without subordinated financial support from the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both as a result of holding variable interests, which are the ownership, contractual, or other interests in an entity. FIN 46 was revised in December 2003 by FIN 46(R). While retaining a majority of the provisions and concepts of FIN 46, FIN 46(R) provides additional scope exceptions and clarifies the description of variable interests. Public companies are required to apply FIN 46(R) no later than the end of the first reporting period that ends after March 15, 2004. Prior to the required application of FIN 46(R), however, public companies are required to apply either FIN 46 or FIN 46(R) to any interest in a special purpose entity (SPE) as of the first interim or annual period ending after December 15, 2003 and the decision to apply FIN 46 or FIN 46(R) may be made on an SPE-by-SPE basis. The issuance of FIN 46 and FIN 46(R) did not have an effect on our operating results or financial position.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

3.	Acquisition

      On May 1, 2003, the Company acquired certain assets and assumed certain liabilities of Marketic SA, a software company located in France. The Marketic business was acquired, and has been operated, by the Company’s wholly owned subsidiary, Unica France. The final purchase price was approximately $3,651, which consisted of cash consideration of $2,243 and liabilities of $1,408. This acquisition was accounted for as a purchase transaction in accordance with SFAS 141, Business Combinations. The results of operations of the Company include the results of Marketic beginning on the date of the acquisition.

      Following is a summary of the final purchase price allocation of the acquired business, including the amounts allocated to the goodwill, other intangible assets, and in-process research and development:

Purchase
Price
Allocation

Property and equipment	$85
Customer contracts and related customer relationships	665
Developed technology	501
In-process research and development	218
Goodwill	2,182

Total assets	3,651

Notes payable	510
Deferred revenue	235
Other liabilities	663

Total liabilities	1,408

Total cash consideration	$2,243

      Notes payable consisted of 250 Euros, which were due on December 31, 2003, and 190 Euros, which were due on May 1, 2004. All outstanding amounts on notes payable have been paid as of September 30, 2004.

      The portion of the purchase price that was allocated to in-process research and development was charged directly to expense on the date of the acquisition. The goodwill is not subject to amortization, but will be evaluated for impairment in accordance with the provisions of SFAS 142, Goodwill and Other Intangible Assets. All other intangible assets will be amortized on a straight-line basis over their estimated useful lives of three years. At September 30, 2004 and March 31, 2005, there was accumulated amortization of $610 and $860, respectively, related to these intangible assets. See Note 4.

      Included in other liabilities are restructuring costs of $374 related to the acquired business that were accrued as part of the purchase price in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

      The following is a summary of the activity in the restructuring accrual:

Restructuring
Accrual

Balance at September 30, 2002	$—
Initial set-up of liability	962
Charges	(142)

Balance at September 30, 2003	820
Charges	(137)
Revisions	(588)

Balance at September 30, 2004	95

Foreign currency translation impact	9

Balance at March 31, 2005 (unaudited)	$104

      The Company expects that the remaining amount of $104 will be paid in fiscal 2005.

      The initial restructuring costs recorded by the Company include estimated severance, legal and other costs in the amount of $962. During 2004, the Company reversed $588 against goodwill as certain estimated accruals were determined to be no longer required.

      The unaudited pro forma combined condensed results of operations for the years ended September 30, 2002 and 2003 give effect to the acquisition of Marketic as if the acquisition had occurred on October 1, 2001. Marketic’s fiscal year end prior to the acquisition was December 31. The following table presents the unaudited pro forma combined results of operations for the years ended September 30, 2002 and 2003, including the consolidated results of operations of the Company for the years ended September 30, 2002 and 2003 and the unaudited results of operations of Marketic for the twelve months ended December 31, 2002 and seven months ended April 30, 2003. The unaudited operating results for Marketic for the three months ended December 31, 2002 are included in the pro forma operating results for the years ended September 30, 2002 and 2003. Due to the limited availability of interim financial information for Marketic, the Company has made certain estimates and assumptions in preparing the financial information for Marketic included in the pro forma operating results. The unaudited pro forma results are not necessarily indicative of future results or the results that would have occurred had the acquisition been consummated on October 1, 2001.

	Year Ended September 30,

	2002	2003

	(unaudited)
Pro forma revenue	$25,214	$33,975
Pro forma net income (loss)	(377)	2,144
Pro forma net income (loss) per common share:
Basic	$(0.16)	$0.09

Diluted	$(0.16)	$0.08

      Pro forma adjustments include amortization of acquired intangible assets of $327 and $206 for the years ended September 30, 2002 and 2003, respectively, and a reduction in interest

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

income of approximately $36 and $21 for the years ended September 30, 2002 and 2003, respectively, related to the reduction in cash used to finance the acquisition. The pro forma operating results for 2002 and 2003 do not include the charge of $218 related to the in-process research and development expensed on the date of acquisition.

4.	Goodwill and Intangible Assets

      The Company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value. The Company concluded that all of the goodwill is applicable to the Unica France reporting unit for purposes of performing an impairment test. The fair value of the reporting unit was determined using the discounted cash flow method and on September 30, 2003 and 2004 the fair value exceeded the net assets of the reporting unit, including goodwill. Accordingly, the Company concluded that no impairment existed as of that date. Unless changes in events or circumstances indicate that an impairment test is required, the Company will continue to test goodwill for impairment on an annual basis.

      Goodwill was $2,770, $2,416 and $2,518 at September 30, 2003 and 2004 and March 31, 2005, respectively. The change in the value of goodwill was the result of the reversal of certain accruals of $588 recorded by the Company in conjunction with the acquisition of Marketic, which were determined to be no longer required in the year ended September 30, 2004, offset in part by the impact of foreign currency translation of $234 for the year ended September 30, 2004 and $102 for the six months ended March 31, 2005.

      Other intangible assets subject to amortization consist of the following:

	As of September 30,		As of
			March 31,
	2003	2004	2005

			(Unaudited)
Customer contracts and related customer relationships	$665	$555	$578
Developed technology	501	736	768
Other	—	40	40

	1,166	1,331	1,386
Accumulated amortization	(162)	(620)	(880)

Total intangible assets	$1,004	$711	$506

      The increase in the gross amounts of customer contracts and developed technology as of September 30, 2004 as compared to March 31, 2005 reflects the impact of foreign currency translation. Customer contracts and developed technology are being amortized on a straight-line basis over 36 months. Amortization expense for intangible assets was $162, $433, $210 and $236 for the years ended September 30, 2003 and 2004 and for the six months ended March 31, 2004 and 2005, respectively. There were no intangible assets prior to 2003. Amortization expense for the remainder of the year ended September 30, 2005 and for the year ended September 30, 2006 are expected to be $235 and $271, respectively.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

5.	Property and Equipment

      Property and equipment consists of the following:

				As of
		As of September 30,		March 31,
	Estimated Useful
	Life	2003	2004	2005

				(Unaudited)
Software	2–3 years	$435	$570	$700
Office equipment	3 years	1,063	1,666	2,039
Furniture and fixtures	5 years	274	355	400
Leasehold improvements	Term of lease	41	213	340

		1,813	2,804	3,479
Less: accumulated depreciation and amortization		(1,106)	(1,615)	(1,994)

		$707	$1,189	$1,485

      Property and equipment are stated at cost. Leasehold improvements are depreciated over the shorter of the lease term or their estimated useful lives. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the related assets. Depreciation expense for the years ended September 30, 2002, 2003 and 2004 and for the six months ended March 31, 2004 and 2005 was approximately $445, $427, $509, $208 and $375, respectively. During the year ended September 30, 2002, the Company changed the estimated useful life on computer equipment from four years to three years. This change in estimate resulted in additional depreciation expense for the year ended September 30, 2002 of approximately $135.

6.	Restricted Cash

      At September 30, 2004 and March 31, 2005, the Company had approximately $288 of restricted cash held in certificates of deposit as collateral for a letter of credit related to the security deposit on the Company’s leased facility in Waltham, Massachusetts. The restriction on the cash will be reduced to $144 in June 2005 and expires in connection with the lease expiration in 2009. There were no restrictions on cash at September 30, 2003.

7.	Line of Credit

      The Company had a revolving working capital line of credit with a bank, collateralized by substantially all of the assets of the Company, of up to $2.0 million that the Company allowed to expire on May 20, 2004. At September 30, 2003, the Company had a letter of credit outstanding in the amount of $288, which served as collateral on the Company’s leased facility in Waltham, Massachusetts. At September 30, 2003, no amounts were outstanding and approximately $1,712 was available under the line of credit. The Company purchased a certificate of deposit to collateralize the letter of credit effective upon the termination of the line of credit in May 2004.

      The Company also had a committed equipment line of credit with the same bank. At September 30, 2003, the Company had no amounts outstanding under the committed

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

equipment line of credit. The Company allowed the line of credit to expire in 2004 and has no plans to renew this line, or establish a new line, at the present time.

8.	Commitments and Contingencies

     Operating Leases

      The Company conducts its operations in leased office facilities under various operating leases that expire through fiscal 2010. Total rent expense under these operating leases was approximately $639, $1,057 and $1,244 for the years ended September 30, 2002, 2003 and 2004, respectively, and $549 and $838 for the six months ended March 31, 2004 and 2005, respectively. Future minimum payments under operating leases as of March 31, 2005 are as follows:

Operating Leases

Year ending September 30,
2005	$648
2006	1,725
2007	1,684
2008	1,853
2009	1,274
Thereafter	85

Total minimum lease payments	$7,269

      From time to time and in the ordinary course of business, the Company may be subject to various claims, charges and litigation. At September 30, 2004 and March 31, 2005, the Company did not have any pending claims, charges or litigation that it expects would have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Warranties and Indemnifications

      The Company’s software is typically warranted to perform in a manner consistent with the Company’s documentation under normal use and circumstances. The Company’s license agreements generally include a provision by which the Company agrees to defend its customers against third-party claims of intellectual property infringement under specified conditions and to indemnify them against any damages and costs awarded in connection with such claims. To date, the Company has not incurred any material costs as a result of such warranties and indemnities and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

9.	Accrued Expenses

      Accrued expenses consist of the following:

	As of September 30,
			As of March 31,
	2003	2004	2005

			(unaudited)
Accrued payroll and related	$3,095	$4,519	$3,708
Accrued professional fees	188	275	315
Accrued restructuring	820	95	104
Accrued other	1,191	1,881	2,224

	$5,294	$6,770	$6,351

10.	Income Taxes

      The Company is on the accrual basis for tax purposes. At September 30, 2004, the Company had no U.S. net operating loss carryforwards and had available state research and development credit carryforwards of approximately $43, net of federal benefit, that expire through 2009, and foreign net operating loss carryforwards of approximately $500 that do not expire.

      The principal components of the Company’s deferred tax assets and liabilities are as follows:

	As of September 30,

	2003	2004

Non-deductible reserves, accruals and other	$525	$442
Foreign net operating loss carryforwards	450	500
Research and development credit carryforwards	316	43
Amortization of intangible assets	129	273
Depreciation	7	7

Total	1,427	1,265
Valuation allowance	(1,427)	(807)

Net deferred tax asset	$—	$458

      At September 30, 2003, a full valuation allowance had been recorded for the deferred tax assets due to the uncertainty of realizing the benefit of these assets. During 2004, the Company determined that it was more likely than not that the U.S. portion of the deferred tax asset would be realizable, and therefore reversed $719 of the valuation allowance and recorded an income tax benefit. This determination was made based upon the Company’s consideration of all the available evidence, both positive and negative, the most compelling of which was the three years of cumulative U.S. income attained by the Company as of fiscal 2004. At September 30, 2004, the Company had recorded a valuation allowance of $807 related to deferred tax assets associated with foreign net operating loss carryforwards and foreign temporary differences due to the uncertainty of realizing the benefits of these assets. Approximately $290 of the valuation allowance relates to deferred tax assets recorded in connection with the acquisition of Marketic.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

To the extent these deferred tax assets are realized and the related valuation allowance is reversed, the resulting benefit will be recorded as a reduction of goodwill.

      The following is a summary of the Company’s income before taxes by geography:

	Year Ended September 30,

	2002	2003	2004

Domestic	$345	$3,582	$4,141
Foreign	46	(934)	92

	$391	$2,648	$4,233

      The following is a summary of the Company’s provision for income taxes:

	Year Ended September 30,

	2002	2003	2004

Current:
Federal	$—	$90	$945
State	—	53	150
Foreign	60	27	132

Total current provision	60	170	1,227

Deferred:
Federal	—	—	(350)
State	—	—	(108)
Foreign	—	—	—

Total deferred benefit	—	—	(458)

	$60	$170	$769

      No provision was made for U.S. federal or state income taxes during the year ended September 30, 2002, due to the reduction in valuation allowances previously established as net operating loss carryforwards were utilized.

      The following is a reconciliation of the Company’s statutory tax rate and effective tax rate:

	Year Ended September 30,

	2002	2003	2004

Statutory tax rate	34.0%	34.0%	34.0%
Foreign taxes, net	11.3	(0.5)	(0.5)
State taxes, net	6.3	8.5	3.5
Permanent differences	8.8	1.7	2.5
Research and development credit	(38.4)	(6.0)	(4.2)
Change in valuation allowance	(7.5)	(31.3)	(17.2)
Other	0.9	—	0.1

Effective tax rate	15.4%	6.4%	18.2%

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

11.	Redeemable Preferred Stock

      The Company has authorized for issuance 3,421,220 shares of Redeemable Preferred Stock as of September 30, 2004 and March 31, 2005, of which 74,811 shares are designated as Series A convertible participating preferred stock (Series A Preferred Stock), 74,811 shares are designated as Series A redeemable preferred stock (Series A-1 Preferred Stock), 1,635,799 shares are designated as Series B convertible participating preferred stock (Series B Preferred Stock) and 1,635,799 shares are designated as Series B redeemable preferred stock (Series B-1 Preferred Stock).

      None of the shares of Series A-1 or Series B-1 Preferred Stock are currently issued or outstanding. The Series A-1 and Series B-1 Preferred Stock will only be issued in the event that the Company consummates a non-qualified initial public offering, as described below.

      As of September 30, 2003 and 2004 and March 31, 2005, redeemable preferred stock was comprised of the following:

	Carrying Value

	As of September 30,		As of
			March 31,
	2003	2004	2005

			(Unaudited)
Redeemable preferred stock, $0.01 par value per share:

Series A convertible participating preferred stock:
74,811 shares authorized, issued and outstanding	$8,880	$9,488	$9,792
Series A redeemable preferred stock:
74,811 shares authorized, no shares issued or outstanding	—	—	—
Series B convertible participating preferred stock:
1,635,799 shares authorized, issued and outstanding	5,475	5,876	6,077
Series B redeemable preferred stock:
1,635,799 shares authorized, no shares issued or outstanding	—	—	—

	$14,355	$15,364	$15,869

      The principal rights, preferences and privileges of Series A and B Preferred Stock are as follows:

Dividends

      Holders of the Series A and Series B Preferred Stock shall be entitled to receive, in preference to the holders of any and all other classes of capital stock of the Company, cumulative dividends on the Series A and Series B Preferred Stock at the rate per annum of $8.1205 per share and $0.2454 per share, respectively, when and if declared by the Board of Directors, out of funds legally available. Furthermore, holders of Series A and Series B Preferred Stock are also entitled to any dividends declared on common stock on an as-converted basis.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

As of September 30, 2004 and March 31, 2005, the Company had accrued $2,738 and $3,042 in cumulative dividends on the Series A Preferred Stock, respectively, and $1,416 and $1,617 in cumulative dividends on the Series B Preferred Stock, respectively.

Liquidation

      Upon any liquidation, dissolution or winding-up of the Company, a merger or consolidation of the Company with or into another company, or the occurrence of an extraordinary transaction, as defined (provided certain conditions stipulated by the stockholder agreement are not met), holders of Series A and Series B Preferred Stock shall be entitled to receive, before any distribution is made to the holders of common stock or any other stock ranking junior in liquidation to the Series A and Series B Preferred Stock, an amount (the Liquidation Preference) of up to: (i) $90.23 per share of Series A Preferred Stock and $2.73 per share of Series B Preferred Stock, respectively (adjusted appropriately for stock splits, stock dividends, recapitalizations and similar events), plus (ii) any accumulated but unpaid dividends, including, without limitation, the Series A and Series B cumulative dividends, the actual amount to be determined based on the sale or liquidation value of the Company. Following payment of the Liquidation Preference, if any, holders of Series A and Series B Preferred Stock will also participate with the holders of common stock on an as-converted basis in any remaining assets available for distribution.

Redemption

      On or after March 20, 2008, at the election of the holders of a majority of the then-outstanding shares of Series A and Series B Preferred Stock, the Company shall redeem all shares of Series A and Series B Preferred Stock then-outstanding at a per share redemption price equal to the greater of (i) the then-applicable Series A and Series B Preferred Stock Liquidation Preference, or (ii) the amount that would be received if each share of Series A and Series B Preferred Stock were converted into common stock and such common stock were redeemed at its going-concern value, as defined. As a result of this redemption provision, the Series A and B Preferred Stock is classified outside of stockholders’ equity.

Conversion

      Each share of Series A and Series B Preferred Stock is convertible at the option of the holder into forty shares and two-thirds of one share, respectively, of common stock, subject to certain adjustments to prevent dilution.

      Upon the consummation of a qualified initial public offering of common stock, all outstanding shares of Series A and Series B Preferred Stock shall automatically convert to common stock. A qualified initial public offering with respect to the Series A and Series B Preferred Stock is defined as one in which the Company raises aggregate net proceeds of at least $30.0 million and in which the per share offering price exceeds $7.38 per share (Series A Qualified Public Offering) and $12.98 per share (Series B Qualified Public Offering), respectively.

      In the event that the Company consummates a public offering of its common stock that does not constitute a Series A or Series B Qualified Public Offering, the Series A and Series B stockholders may convert each share of Series A and Series B Preferred Stock into (i) sixty

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

shares and one share, respectively, of common stock plus (ii) a number of shares of Series A-1 and Series B-1 Preferred Stock to be determined based on the offering price per share, up to a maximum of one share of Series A-1 and Series B-1 Preferred Stock for each share of Series A and Series B Preferred Stock converted. Immediately upon the closing of the public offering of common stock, each share of Series A-1 and Series B-1 Preferred Stock shall be automatically redeemed in cash for $90.23 per share and $2.73 per share, respectively.

      See Note 17 for subsequent events relating to the conversion feature of the Series B Preferred Stock.

Voting

      The holders of Series A and Series B Preferred Stock shall vote with the holders of common stock, voting together as a single class, upon all matters submitted to a vote of stockholders. The Series A and Series B preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which the Series A and Series B Preferred Stock is then convertible.

12.	Stockholders’ Equity (Deficit)

Common Stock

      Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s common stockholders. Common stockholders are entitled to receive dividends, if any, as declared by the Board of Directors. At March 31, 2005, the Company had reserved 2,311,540 shares of common stock for the future exercise of stock options authorized under its stock option plans. Additionally, the Company had reserved 4,082,967 shares of common stock for the conversion of outstanding convertible preferred stock.

Stock Option Plans

      In May 1997, the Company’s stockholders approved the amended and restated 1993 Stock Option Plan (the 1993 Plan), which provides for the grant of incentive and non-qualified stock options for the purchase of up to 4,151,440 shares of the Company’s common stock by officers, employees, directors and consultants of the Company. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of grant (not less than 110% of fair value in the case of holders of more than 10% of the Company’s stock). The 1993 Plan provides that the options shall be exercisable over a period not to exceed ten years. The Board of Directors is responsible for administration of the 1993 Plan and determines the term of each option, the option exercise price, the number of shares for which each option is exercisable and the vesting period. Options generally vest over a period of four to five years. In connection with the adoption of the 2003 Stock Option Plan, no further option grants shall be made under the 1993 Plan.

      In July 2003, the Company’s Board of Directors approved the 2003 Stock Option Plan (the 2003 Plan), which was subsequently ratified by the stockholders in January 2004. As of March 31, 2005, the 2003 Plan provides for the grant of incentive and non-qualified stock options for the purchase of up to 1,152,550 shares of the Company’s common stock by officers, employees, directors and consultants of the Company, including 138,460 options that

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

were not granted under the 1993 Plan. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of grant (not less than 110% of fair value in the case of holders of more than 10% of the Company’s stock). The 2003 Plan provides that the options shall be exercisable over a period not to exceed ten years. The Board of Directors is responsible for administration of the 2003 Plan and determines the term of each option, the option exercise price, the number of shares for which each option is exercisable and the vesting period. Options generally vest over a period of four to five years.

      Activity under the Company’s option plans is summarized as follows:

			Weighted-
			Average
		Range of	Exercise
	Options	Exercise Prices	Price

Outstanding at September 30, 2001	1,645,503	$0.002–2.025	$0.827
Granted	648,367	2.025–3.000	2.096
Exercised	(78,227)	0.662–1.380	0.804
Canceled	(112,207)	0.662–2.025	1.101

Outstanding at September 30, 2002	2,103,436	0.002–3.000	1.200
Granted	623,667	3.000–3.300	3.065
Exercised	(249,693)	0.221–2.025	0.770
Canceled	(67,456)	0.662–3.000	1.701

Outstanding at September 30, 2003	2,409,954	0.002–3.300	1.716
Granted	474,678	3.000–4.575	3.599
Exercised	(356,484)	0.002–3.360	1.076
Canceled	(62,104)	0.662–3.585	2.528

Outstanding at September 30, 2004	2,466,044	0.662–4.575	2.150
Granted (unaudited)	250,130	7.500–9.000	8.325
Exercised (unaudited)	(463,453)	0.662–4.575	1.146
Canceled (unaudited)	(57,593)	2.025–7.500	2.948

Outstanding at March 31, 2005 (unaudited)	2,195,128	$0.662–9.000	$3.044

Exercisable at March 31, 2005 (unaudited)	1,220,949	$0.662–9.000	$1.968

Exercisable at September 30, 2004	1,435,767	$0.662–3.360	$1.557

Exercisable at September 30, 2003	1,156,379	$0.002–3.300	$1.143

Exercisable at September 30, 2002	848,828	$0.002–2.025	$0.738

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

      The following table summarizes information about options outstanding and exercisable at September 30, 2004:

		Weighted-
		Average
		Remaining
Range of	Options	Contractual	Options
Exercise Prices	Outstanding	Life (Years)	Exercisable

$0.662–0.662	699,960	5.0	679,353
1.380–2.025	701,989	7.0	443,983
3.000–3.585	985,029	8.3	312,431
4.575–4.575	79,066	9.8	—

0.662–4.575	2,466,044		1,435,767

      The following table summarizes information about options outstanding and exercisable at March 31, 2005 (unaudited):

		Weighted-
		Average
		Remaining
Range of	Options	Contractual	Options
Exercise Prices	Outstanding	Life (Years)	Exercisable

$0.662–0.662	392,971	4.5	392,971
1.380–2.025	555,644	6.8	408,820
3.000–3.585	923,825	7.8	404,493
4.575–4.575	73,891	9.3	1,749
7.500–7.500	111,158	9.6	10,000
9.000–9.000	137,639	9.8	2,916

0.662–9.000	2,195,128		1,220,949

      The following table summarizes information about option grants during the period from January 1, 2004 to March 31, 2005:

			Fair Value of
	Number of	Exercise	Common	Intrinsic	Deferred
Option Grant Date	Option Shares	Price	Stock	Value	Compensation

January 22, 2004	277,111	$3.36	$3.36	$—	$—
April 26, 2004	101,833	3.59	6.75	3.16	322
July 23, 2004	79,067	4.58	9.00	4.42	350
October 28, 2004 (unaudited)	112,491	7.50	10.50	3.00	338
January 27, 2005 (unaudited)	137,639	9.00	9.00	—	—

Total	708,141				$1,010

      The fair value of common stock as of January 22, 2004 was determined on a contemporaneous basis. The Company determined the fair value of its common stock as of April 26, 2004, July 23, 2004 and October 28, 2004 on a retrospective basis. The Company determined the fair value of its common stock as of January 27, 2005 on a contemporaneous basis.

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

      In determining the fair value of its common stock as of January 22, 2004, April 26, 2004, July 23, 2004, October 28, 2004 and January 27, 2005, the Company used methodologies and approaches that it believes are consistent with the recommendations in the AICPA’s Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued As Compensation.”

13.	Segment Information

      SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment.

Geographic Data

      Total assets located outside of the U.S. were 15% and 18% of total assets as of September 30, 2004 and March 31, 2005, respectively. Long-term assets located outside of the U.S. were 73% of total long-term assets at September 30, 2004 and March 31, 2005, or $3,219 and $3,330, the majority of which were located in France. Revenue for the years ended September 30, 2002, 2003 and 2004 and the six months ended March 31, 2004 and 2005 from customers located outside the U.S. was 19%, 24%, 30%, 26% and 25%, respectively, of total revenue.

      In the following table, revenue is determined based on the locations of customers. Americas includes North, Central and South America; International is made up of Europe, the Middle East, Africa, Asia and Australia.

				Six Months Ended
	Year Ended September 30,			March 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Revenues:
U.S.	$16,606	$23,725	$34,265	$15,857	$22,375
Canada	1,608	1,980	1,704	663	1,334

Americas	18,214	25,705	35,969	16,520	23,709
U.K.	2,220	3,223	4,537	1,377	1,067
Other International	214	2,380	8,209	3,555	5,169

International	2,434	5,603	12,746	4,932	6,236

	$20,648	$31,308	$48,715	$21,452	$29,945

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

14.	Quarterly Financial Data (unaudited)

	First	Second	Third	Fourth
Year Ended September 30, 2003	Quarter	Quarter	Quarter	Quarter

Total revenue	$6,954	$7,214	$8,140	$9,000
Gross profit	5,993	6,042	6,820	7,507
Net income	896	873	202	507
Net income per common share:
Basic	$0.05	$0.05	$(0.01)	$0.02

Diluted	$0.04	$0.04	$(0.01)	$0.02

	First	Second	Third	Fourth
Year Ended September 30, 2004	Quarter	Quarter	Quarter	Quarter

Total revenue	$9,899	$11,553	$13,437	$13,826
Gross profit	8,121	9,336	11,122	11,374
Net income	788	736	883	1,057
Net income per common share:
Basic	$0.04	$0.04	$0.05	$0.06

Diluted	$0.04	$0.03	$0.04	$0.05

15.	Employee Benefit Plan

      On July 1, 2000, the Company adopted the Unica Corporation 401(k) Savings Plan (the 401(k) Plan). Under the 401(k) Plan, employees may elect to reduce their current compensation by an amount no greater than the statutorily prescribed annual limit and may have that amount contributed to the 401(k) Plan. The Company may make matching or additional contributions to the 401(k) Plan in amounts to be determined by management. To date, the Company has not made any contributions to the 401(k) Plan.

16.	Allowance for Doubtful Accounts

      The Company offsets gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for allowance for doubtful accounts are recorded in general and administrative expenses.

      Below is a summary of the changes in the Company’s allowance for doubtful accounts for the years ended September 30, 2002, 2003 and 2004 and for the six months ended March 31, 2004 and 2005:

	Balance at			Balance at
	Beginning of			End of
	Period	Provision	Write-offs	Period

Year ended September 30, 2002	$586	$(245)	$(1)	$340
Year ended September 30, 2003	340	85	(2)	423
Six months ended March 31, 2004	423	40	(15)	448
Year ended September 30, 2004	423	80	(15)	488
Six months ended March 31, 2005	488	40	—	528

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

17.	Subsequent Events (Unaudited)

      On January 27, 2005, the Board of Directors reserved an additional 133,333 shares of common stock for issuance under the 2003 Stock Option Plan.

      On March 11, 2005, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of up to 5,520,000 shares of the Company’s common stock. Additionally, the Board of Directors approved the 2005 Stock Incentive Plan and the 2005 Employee Stock Purchase Plan, both of which were approved by the stockholders on March 17, 2005. The 2005 Employee Stock Purchase Plan will be available to all eligible employees, who will be able to individually purchase shares semi-annually at a price equal to 95% of the fair market value on the semi-annual purchase dates. The Company has reserved for issuance an aggregate of 1,000,000 shares of common stock for this plan. The Company has reserved for issuance an aggregate of 1,500,000 shares of common stock under the 2005 Stock Incentive Plan, plus an additional number of shares, up to 4,000,000 shares, equal to the sum of the number of shares available for grant under the 2003 Stock Option Plan immediately prior to the closing of the Company’s initial public offering and the number of shares subject to awards granted under the 2003 Stock Option Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased by the Company at the original issuance price pursuant to a contractual repurchase right.

      The Board of Directors also declared a one-time cash dividend, subject to the closing of the Company’s initial public offering, of $0.75 per share of common stock, $30.00 per share of Series A Preferred Stock (on a pre-conversion basis) and $0.50 per share of Series B Preferred Stock (on a pre-conversion basis). The record date for the dividend will be one business day after the date on which the Company enters into an underwriting agreement with the several underwriters of the Company’s initial public offering. The cash dividend will be paid after the closing of such offering. The Company estimates that the aggregate amount of the dividend payable to the holders of preferred stock and common stock (including 606,079 shares of common stock expected to be issued upon the exercise of outstanding stock options prior to the completion of the Company’s initial public offering) is $11,062, which is calculated as follows:

		Pre-
		Conversion
	Shares	Dividend Rate	Dividend

Common stock outstanding	10,060,712	$0.75	$7,545
Common stock expected to be issued upon exercise of stock options	606,079	0.75	455
Series A Preferred Stock	74,811	30.00	2,244
Series B Preferred Stock	1,635,799	0.50	818

Total dividend			$11,062

      The Board of Directors also approved an amendment to the Company’s charter in order to modify the redemption provisions of its Series B-1 Preferred Stock. The charter amendment was approved by the stockholders on March 17, 2005. Under the terms of the Company’s amended charter, shares of Series B-1 Preferred Stock will become issuable to holders of the Company’s outstanding Series B Preferred Stock upon the closing of the Company’s initial

UNICA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended September 30, 2002, 2003 and 2004 and
Six Months Ended March 31, 2004 and 2005 (Unaudited)
(dollars in thousands, except share data)

public offering. Those shares of Series B-1 Preferred Stock will be redeemable for cash immediately after such closing. Under the amended charter, the redemption price for such shares of Series B-1 Preferred Stock is fixed at the aggregate amount of $1,000, provided that the closing of the Company’s initial public offering occurs on or before June 30, 2005. The redemption payment will be accounted for as an induced conversion, similar to a dividend, in the period in which the Series B convertible participating preferred stock is converted into common stock and the redemption amount becomes payable.

      The amount of the one-time cash dividend payable to holders of Series A and B Preferred Stock of $3,062 and the $1,000 redemption payment to holders of Series B-1 Preferred Stock will reduce income applicable to common stockholders and the related income per share amounts in the period in which the dividend and redemption amount become payable.

      The Board of Directors also approved, subject to the closing of the Company’s initial public offering, an amendment to the Company’s charter to increase the authorized number of shares of common stock from 28,000,000 to 90,000,000, to authorize 10,000,000 shares of undesignated preferred stock, par value $0.01 per share and to eliminate all reference to the designated Series Preferred Stock. The charter amendment was approved by the stockholders on March 17, 2005.

      On April 13, 2005, the Board of Directors reserved an additional 240,000 shares of common stock for issuance under the 2003 Stock Option Plan.

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. Neither we, the selling stockholders nor the underwriters are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Until                     , 2005 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unica Corporation

4,800,000 Shares

Common Stock

Deutsche Bank Securities

Wachovia Securities

CIBC World Markets

Needham & Company, LLC

Prospectus

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, other than the underwriting discounts and commission, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the fees payable to the SEC and the National Association of Securities Dealers, Inc.

SEC registration fee	$7,990
National Association of Securities Dealers, Inc. fee	6,848
Nasdaq National Market listing fee	100,000
Printing and mailing	250,000
Legal fees and expenses	755,000
Accounting fees and expenses	900,000
Transfer agent fees	15,000
Miscellaneous	65,162

Total	$2,100,000

Item 14.	Indemnification of Directors and Officers.

      Article SEVENTH of our amended and restated charter, to become effective upon the closing of the offering made pursuant to this registration statement, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

      Article EIGHTH of our charter provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our charter provides that we will indemnify any indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the indemnitee is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that an indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an indemnitee under certain circumstances.

      As a condition precedent to the right of indemnification, an indemnitee must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

      Article EIGHTH of our charter further provides that the indemnification provided therein is not exclusive, and provides that no amendment, termination or repeal of the relevant provisions of the Delaware law statute or any other applicable law will diminish the rights of any Indemnitee to indemnification under our charter.

      Section 145 of the Delaware law statute provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

      We have obtained director and officer insurance providing for indemnification for our directors and officers for certain liabilities and expect that, prior to the consummation of this offering, such insurance will provide for indemnification of our directors and officers for liabilities under the Securities Act.

      In the underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

      Set forth below is information regarding shares of capital stock issued and options granted by us within the past three years. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rules of the SEC, under which exemption from registration was claimed. Some of the transactions described below involved directors, officers and five percent stockholders.

Since October 1, 2001, we have granted under the 2003 plan options to purchase an aggregate of 1,082,091 shares of common stock at exercise prices ranging from $3.00 to $9.00 per share to our employees, officers, directors and advisors.

Since October 1, 2001, we have granted under the 1993 plan options to purchase an aggregate of 914,676 shares of common stock at exercise prices ranging from $2.03 to $3.30 per share to our employees, officers, directors and advisors.

Since October 1, 2001, we have issued an aggregate of 1,119,175 shares of common stock to our employees, officers, directors and advisors pursuant to the exercise of stock options for an aggregate consideration of $1,152,271.

      The issuance of stock options and the common stock issuable upon the exercise of stock options as described in this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, officers, directors and advisors, in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.	Exhibits.

(a)	Exhibits

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
2	.1*	Agreement for the Sale of an Ongoing Business, dated as of April 24, 2003, by and among the Registrant, Marketic SA, DDB Communication France and Mr. Marcel Assaraf
3	.1*	Certificate of Incorporation, as amended, as currently in effect
3	.2*	Amended and Restated Certificate of Incorporation, to become effective upon closing of the offering
3	.3*	By-laws, as currently in effect
3	.4*	Amended and Restated By-laws, to become effective upon closing of the offering
4	.1*	Specimen certificate for shares of common stock
4	.2*	Registration Rights Agreement, dated as of November 24, 1999, by and among the Registrant and the parties named therein, as amended
5.1		Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1*†	Amended and Restated 1993 Stock Option Plan
10	.2*†	2003 Stock Option Plan, as amended
10	.3*†	2005 Stock Incentive Plan
10	.4*†	2005 Employee Stock Purchase Plan
10	.5*†	Standard form of Stock Option Agreement entered into with executive officers pursuant to the 1993 Stock Option Plan
10	.6*†	Standard form of Adviser’s Stock Option Agreement entered into with directors pursuant to the 1993 Stock Option Plan
10	.7*†	Standard form of Stock Option Agreement entered into with executive officers pursuant to the 2003 Stock Option Plan
10	.8*†	Standard form of Adviser’s Stock Option Agreement entered into with directors pursuant to the 2003 Stock Option Plan
10	.9*†	Standard form of Incentive Stock Option Agreement to be entered into with executive officers pursuant to the 2005 Stock Option Plan
10	.10*†	Standard form of Non-qualified Stock Option Agreement to be entered into with directors pursuant to the 2005 Stock Option Plan
10	.11*	Lease, dated as of December 20, 2002, by and between the Registrant and Mortimer B. Zuckerman and Edward H. Linde, Trustees of Tracer Lance Trust II, as amended
10	.12*	Amended and Restated Pledge and Security Agreement, dated as of June 14, 2004, by and between the Registrant and Silicon Valley Bank
10	.13*	Form of Indemnification Agreement entered into by and between the Registrant and each of its executive officers and directors

Exhibit
Number		Description

10	.14†*	Fiscal 2005 Executive Staff Bonus Plan
10	.15†*	Fiscal 2005 Executive Field Bonus Plan
10	.16†*	Summary of Compensatory Arrangements with Executive Officers
10	.17†*	Summary of Compensatory Arrangements with Non-Employee Directors
14	.1*	Code of Business Conduct and Ethics, to become effective upon closing of the offering
21	.1*	List of Subsidiaries
23.1		Consent of Ernst & Young LLP
23.2		Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24	.1*	Powers of Attorney
24	.2*	Power of Attorney of Robert P. Schechter
99.1		Consent of Director-Nominee

*	Previously filed.

†	Management contract or compensatory plan or arrangement.

      (b) Financial Statement Schedules

      None.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, The Commonwealth of Massachusetts, as of May 3, 2005.

UNICA CORPORATION

By:	/s/ YUCHUN LEE

Yuchun Lee
President and Chief Executive Officer

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated as of May 3, 2005:

Signature		Title

/s/ YUCHUN LEE Yuchun Lee		President, Chief Executive Officer and Chairman (principal executive officer)

/s/ RICHARD M. DARER Richard M. Darer		Vice President and Chief Financial Officer (principal accounting and financial officer)

* Michael H. Balmuth		Director

* Bruce R. Evans		Director

* John B. Landry		Director

* James Perakis		Director

* Robert P. Schechter		Director

* Richard Spann		Director

* Bradford D. Woloson		Director

By:	/s/ RICHARD M. DARER Name: Richard M. Darer Title: Vice President and Chief Financial Officer As Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
2	.1*	Agreement for the Sale of an Ongoing Business, dated as of April 24, 2003, by and among the Registrant, Marketic SA, DDB Communication France and Mr. Marcel Assaraf
3	.1*	Certificate of Incorporation, as amended, as currently in effect
3	.2*	Amended and Restated Certificate of Incorporation, to become effective upon closing of the offering
3	.3*	By-laws, as currently in effect
3	.4*	Amended and Restated By-laws, to become effective upon closing of the offering
4	.1*	Specimen certificate for shares of common stock
4	.2*	Registration Rights Agreement, dated as of November 24, 1999, by and among the Registrant and the parties named therein, as amended
5.1		Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1*†	Amended and Restated 1993 Stock Option Plan
10	.2*†	2003 Stock Option Plan, as amended
10	.3*†	2005 Stock Incentive Plan
10	.4*†	2005 Employee Stock Purchase Plan
10	.5*†	Standard form of Stock Option Agreement entered into with executive officers pursuant to the 1993 Stock Option Plan
10	.6*†	Standard form of Adviser’s Stock Option Agreement entered into with directors pursuant to the 1993 Stock Option Plan
10	.7*†	Standard form of Stock Option Agreement entered into with executive officers pursuant to the 2003 Stock Option Plan
10	.8*†	Standard form of Adviser’s Stock Option Agreement entered into with directors pursuant to the 2003 Stock Option Plan
10	.9*†	Standard form of Incentive Stock Option Agreement to be entered into with executive officers pursuant to the 2005 Stock Option Plan
10	.10*†	Standard form of Non-qualified Stock Option Agreement to be entered into with directors pursuant to the 2005 Stock Option Plan
10	.11*	Lease, dated as of December 20, 2002, by and between the Registrant and Mortimer B. Zuckerman and Edward H. Linde, Trustees of Tracer Lance Trust II, as amended
10	.12*	Amended and Restated Pledge and Security Agreement, dated as of June 14, 2004, by and between the Registrant and Silicon Valley Bank
10	.13*	Form of Indemnification Agreement entered into by and between the Registrant and each of its executive officers and directors
10	.14*†	Fiscal 2005 Executive Staff Bonus Plan
10	.15*†	Fiscal 2005 Executive Field Bonus Plan
10	.16*†	Summary of Compensatory Arrangements with Executive Officers
10	.17*†	Summary of Compensatory Arrangements with Non-Employee Directors
14	.1*	Code of Business Conduct and Ethics, to become effective upon closing of the offering
21	.1*	List of Subsidiaries
23.1		Consent of Ernst & Young LLP
23.2		Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24	.1*	Powers of Attorney
24	.2*	Power of Attorney of Robert P. Schechter
99.1		Consent of Director-Nominee

*	Previously filed.

†	Management contract or compensatory plan or arrangement.